Introduction Our Annual Integrated Report 2024 for the financial year commencing 1 July 2023 to 30 June 2024 has been produced in line with the Integrated Reporting Framework. Our report addresses the performance and sustainable value creation of DRDGOLD Limited (DRDGOLD), and its subsidiaries, as well as providing an overview of the company's strategic objectives and priorities in the short, medium and long term. While this report primarily addresses the requirements of our financial stakeholders, it is also relevant to other stakeholders as it includes sustainability and environmental, social and governance (ESG) disclosures. Forward-looking statements Some of the information in this report may contain projections or other forward-looking statements regarding future events or other financial performance, including information relating to our Group, that are based on the beliefs of our management, as well as assumptions made by and information currently available to our management. When used in this report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, adverse changes or uncertainties in general economic conditions in the markets we serve, a drop in the gold price, a prolonged strengthening of the Rand against the Dollar, regulatory developments adverse to DRDGOLD or difficulties in maintaining necessary licences or other governmental approvals, changes in DRDGOLD’s competitive position, changes in business strategy, any major disruption in production at key facilities or adverse changes in foreign exchange rates and various other factors. These risks include, without limitation, those described in the section titled “Risk factors” included in our Form 20-F for the fiscal year ended 30 June 2024, which will be filed with the United States Securities and Exchange Commission (SEC) on or about 30 October 2024. You should not place undue reliance on these forward-looking statements, which speak only as of the date thereof. We do not undertake any obligation to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this fact sheet or the occurrence of unanticipated events. Any forward-looking statement included in this report have not been reviewed or reported on by DRDGOLD’s auditors. Contents list P3 About this report P4 Sustainable value creation P5 Leadership review P7 Sustainably gold Strategic approach P9 Who we are P10 What we do P11 Our footprint P12 Our history P13 Business model P19 Operating context P26 Strategy and outlook P33 Materiality process and matters P37 Engaging with our stakeholders P39 Material risks and opportunities P51 Climate change and renewable energy P53 Value-creating governance - a summary P55 Value-added statement Our performance P57 Chief Financial Officer’s review P61 Three-year review P63 Operational performance P65 Safety and health review P69 Employee relations P73 Environmental review P81 Innovation and digitalisation P82 Community engagement and support Governance P87 Directors and management P91 Corporate governance report P97 Remuneration report Supplementary information P111 Mineral Resources and Mineral Reserves statement P119 GRI content index P129 Independent assurance practitioner’s report P132 Glossary of terms and abbreviations P135 Administration and contact details Guide to reporting suite Annual Integrated Report 2024 Annual Financial Statements 2024 ESG Fact Sheet 2024 Notice of Annual General Meeting 2024 OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Introduction DRDGOLD Annual Integrated Report 2024 2

Reporting scope and boundary Our annual integrated report has been prepared to comply with the Integrated Reporting Framework and in accordance with the Global Reporting Initiative (GRI) Standards. We apply various standards, codes, principles and guidelines during our reporting processes including, the King IV Report on Corporate Governance for South Africa, 2016 (King IV), the JSE Limited (JSE) Listings Requirements (JSE Listings Requirements), and the Companies Act of South Africa (Act No. 71 of 2008) (Companies Act). DRDGOLD is in compliance with the Companies Act and all laws of establishment specifically relating to its incorporation and is operating in conformity with its Memorandum Of Incorporation (MOI). We also report on the alignment of our strategic focus areas to the United Nations Sustainable Development Goals (SDGs). We have incorporated, where relevant and reliable data is available, recommended disclosures in this report guided by the JSE Sustainability and Climate Change Disclosure Guidance as issued in June 2022. In September 2023, DRDGOLD became a member of the World Gold Council (WGC). All members of the WGC are required to show conformance with a set of self-imposed standards , recorded in the Responsible Gold Mining Principles (RGMPs), within three years after joining. We performed a readiness review in May 2024 to determine conformance with the RGMPs for all operations within the reporting boundary. We are aligned with the principles embedded in the RGMP and will focus in FY2025 to develop internal systems and processes to move towards conformance. We acknowledge the issuance of the International Financial Reporting Standards (IFRS) S1 and IFRS S2 standards by the IFRS - International Sustainability Standards Board in June 2023 as well as the U.S. Securities and Exchange Commission's climate-related disclosure rule. With the assistance of an external consultant, we are developing a road map for our journey towards aligning ourselves to these relevant standards and disclosures in an integrated manner, although these are not yet effective for the company from a regulatory perspective. We communicate the sustainability of our business and compliance in terms of our listings on the JSE and the New York Stock Exchange (NYSE) to our shareholders as our providers of capital. We also identify and report on our engagement with our other stakeholders. Our previous integrated report for the financial year from 1 July 2022 to 30 June 2023 can be found on the company’s website: https://www.drdgold.com/investors/ reports-and-results#ars2023. Our accompanying annual financial statements (AFS) for the year ended 30 June 2024 prepared in compliance with IFRS as issued by the International Accounting Standards Board, notice of annual general meeting (NOM) for the year ended 30 June 2024, which includes summary consolidated financial statements, and the ESG Fact Sheet 2024 can be found on the company’s website: https://www.drdgold.com/investors/reports- and-results#ars2024. Materiality consideration We have followed a process of evaluating information we believe is material to include in this report. During the year, we engaged an external consultant to assist in conducting a double materiality assessment, aligned with the principles contained in the JSE Sustainability Disclosure Guidance, to identify the most significant matters in the external environment influencing our performance and ultimately our ability to create economic value (financial materiality) and our impact on the economy, environment and society (impact materiality). We also considered the Sustainability Accounting Standards Board (SASB) and GRI standard topics. This process was done in an integrated manner with our annual strategic risk assessment workshop. Our material matters and strategic risks are considered by our executive committee (Exco) who are responsible for delivering our strategy, under the oversight of the board of directors (Board), in an integrated manner to create sustainable value for our stakeholders. Our materiality process and material matters have been included on page 33 of this report. Process followed in compiling the integrated report The integrated report is prepared from information presented to the Board and respective committees, financial results presentations and publications, external reporting information and information prepared by various departments within the organisation. The report is prepared under the supervision of Mr Riaan Davel, the Company’s Chief Financial Officer (CFO). Various personnel contribute to the drafting of the report, including Exco members, and this process is overseen by an integrated reporting project head. We also use the assistance of an external expert on integrated reporting to continually enhance the quality of our reporting. How we ensure the integrity of the report The Exco and various heads of departments review the report before submission to the Board for review. Certain sections of the report are also reviewed by external assurance providers and external experts. Our financial statements included in the annual financial statements are assured by independent assurance provider, BDO South Africa Inc. Selected sustainability key performance indicators, marked as LA in this report, have been assured by an independent assurance provider, BDO South Africa Inc. Their independent assurance practitioner's report can be found on pages 129 to 126. Responsibility and approval We, the DRDGOLD Board, including the Audit Committee, acknowledge our responsibility for compiling this report and ensuring the integrity and completeness of the information presented. The Board has reviewed this report and applied its collective mind throughout the preparation of it. We believe that the report is presented in line with the Integrated Reporting Framework and complies in all material respects with the relevant statutory requirements of the various regulations governing disclosure and reporting by DRDGOLD. The Board formally approved the annual integrated report, our AFS and NOM at a meeting on 23 October 2024. Tim Cumming Chairman 28 October 2024 Queries should be addressed to: Riaan Davel Chief Financial Officer Tel: +27 11 470 2608 Email: riaan.davel@drdgold.com Process followed in the preparation of the report Compiling our report • Integrated Reporting Framework and GRI Standards • Content from Board, Exco, respective committees and departments, supervised by CFO Ensuring the integrity of the report • Board and Exco review • Coordinated by integrated reporting project head Approvals of the report • Exco sign-off and Board approval Improving the quality of the report • Assistance from an external expert is provided OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION About this report DRDGOLD Annual Integrated Report 2024 3

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Sustainable value creation

Our goal is long-term value creation for all our stakeholders. Our business performance and prospects are somewhat dependent on external factors, such as the gold price, exchange rates, regulatory approvals, among others, and the impact of these factors may vary from year to year. We recognise that there are trade-offs in the value we create, and seek to ensure that we maximise value considering the needs of all stakeholders, without causing harm.

Financial

Revenue R6 239.7m 14% increase	Operating profit R2 081.3m 14% increase
Average Rand gold price received R1 248 679/kg 20% increase	Headline earnings per share 154.1cps 4% increase
Dividend declared per share 40cps	17 years uninterrupted dividend declaration

Operational

Gold production 5 002kg 5% decrease	Cash operating costs R833 536/kg 20% increase
Volume throughput 22.3Mt 3% decrease	All-in sustaining costs margin 24%
Yield 0.225g/t 2% decrease	

Growth

Capital expenditure
R2 985.7m

60MW solar photovoltaic (PV) facility substantially completed

Construction of the Regional Tailings Storage Facility underway

People

Fatality one[LA]	People employed 903
Lost time injury frequency rate 1.15[LA]	Women in mining 25%
Wages and benefits paid to employees R735m	Historically disadvantaged South Africans employed 78%

Environmental

Electricity consumption 312 333MWh[LA] 6% decrease	Tailings storage facilities vegetated 40ha[LA]
Potable water consumption 988Ml[LA] 58% decrease	Environmental expenditure R40.8m 3% decrease
Dust exceedances 0.5%	Land clearance applications lodged with NNR for approval 41ha[LA]

Societal

Social and economic development expenditure R51.3m[LA] 7% decrease	PAYE paid R208m 14% increase
Income tax R72.5m 77% decrease	Compliant with Mining Charter

[LA] *Limited Assurance*

DRDGOLD Annual Integrated Report 2024 4

Tim Cumming /Chairman Niël Pretorius/(CEO) “We believe that the embedding of sustainable development in our operating and financial construct is a compelling differentiator for DRDGOLD ...” We write this review at a time when being involved in gold mining is very exciting. In spite of predominantly high interest rates and massive outflows of gold from several prominent western economies during most of the period under review, the gold price stayed high. Various central banks accumulated gold as fast as investors in western economies were selling and now that interest rates are being reduced, gold has well and truly taken off, reaching historic highs. This could not have happened at a better time for DRDGOLD. The last of the high-volume core sites that formed part of the 229 million tonne reserve on which the life of mine of the Company's Ergo Mining Proprietary Limited (Ergo) operations had been based, were coming to an end. Despite that this enterprise still had a lot to offer. It has a high-performing team with a good understanding of the operating complexities of the business. Its plant has been performing well and its infrastructure is in good shape. Now, in a more favourable gold price climate, several lower grade sites that did not feature in the initial life of mine plans became viable and justified the additional capital expenditure (capex) required to bring them online. We did not leave matters to the last minute deciding several years ago to plan for the future, especially with regard to long lead issues, such as regulatory approvals. This, and engineering infrastructure at several new sites were planned in a way that would allow each of five new reclamation sites to be systematically and seamlessly commissioned, as and when the sites they were replacing were decommissioned. This did not go as planned, as delays in licensing and community interference with the construction of an important pipeline, pushed out commissioning at three of the new sites by several months. We accordingly did not achieve the seamless overlap of old and new sites we had planned, and although the last of the new sites were finally commissioned by mid-January 2024, it was too late to catch up on lost production. This resulted in us missing our volume throughput target for the financial year by 17%. Nonetheless, a very steady performance from Far West Gold Recoveries Proprietary Limited (FWGR) together with higher grades realised from a number of the clean-up sites which we tapped into to make up tonnes, softened the volume impact, and resulted in an achievement of 93% of our planned gold output. As an unhedged producer, we also enjoyed the full benefit of the higher gold price of R1 248 679/kg, received over the year. This lifted year on year revenue by 14% to R6 239.7 million and, after paying both the final dividend declared at the end of FY2023 as well as the half-year interim dividend, totalling R731.7 million, income tax of R72.5 million, and re-investing R2 985.7 million in capital projects (which included the 60MW solar power plant and the 160MWh battery energy storage system), we ended the year with a positive cash balance of R521.5 million. Operating margin and earnings per share remained steady year on year, while all-in sustaining costs margin was 18% higher at 24%. Because of lower throughput and output, unit costs both in terms of tonnes of slurry processed and kilograms of gold produced were higher-up by 18% and 20% respectively. However, our cost profile now looks a lot different. Most of the legacy and clean-up sites are either depleted or nearing closure, resulting in a steady and systematic reduction in earth- moving costs and with vast majority of reclamation now taking place from primary sites, volumes have recovered and Rand per tonne, unit costs are on the decline. We also expect that the change in our electricity supply, with an estimated 50% reduction in Eskom-sourced electricity, could further reduce Ergo’s unit costs by between R12 and R17 per tonne. Our new, Ergo-based solar plant is one of four large projects aimed at extending the life of our group's operations and at optimising our resource base. It also contributes as much to the circularity of our model as it does to the financial bottom line. By approaching ESG as a subset of sustainable development, we have consistently sought to find integrated solutions for each of the capital stocks that make up the sustainable development value composite and that contribute to our circular model. Currently, we do not produce any new waste and our entire gold output comes from existing mine-waste. Potable water makes up less than 5% of our entire water consumption, and process water, which remains in a closed circuit, is sourced mainly from grey sources that provide a greater degree of security of supply and are cheaper than potable water. The same will now apply to our electricity supply. Not only will our carbon footprint reduce by more than half, but the risk associated with reliability of power from our national utility will be reduced and our power costs will be significantly lower. We believe that the embedding of sustainable development in our operating and financial construct is a compelling differentiator for DRDGOLD in an industry where the sustainability of ESG is being questioned even more by the investor market for weighing down the financial bottom line. By approaching ESG as a subset of sustainable development, environmental and social delivery and standards of governance deliver into our ambition to create integrated or layered value. To put it differently, our shareholders are not funding ESG, ESG is contributing to the financial bottom line without compromise to quality or integrity. Our approach in this regard is set out in more detail in our ESG factsheet and further on this Integrated Report. Of the other three large projects, two involve FWGR: the construction of an 800 million tonne regional tailings storage facility (RTSF) and the upgrading of the Driefontein #2 Plant to a throughput capacity of 1.2 million tonnes per month, which will double its current design capacity. Both of these projects are critical to enabling a substantial increase in the production capacity and the life span of our enterprise. The fourth project involves the expansion of Ergo’s reclamation opportunities to the east of its current operating footprint, into the Marievale area, combined with the expansion of existing tailings storage capacity. While Ergo has access to enough resources to continue mining for more than another three decades, the limiting factor to its operating life is mainly deposition capacity, and in the context of the decision to mine our resource base in the east to its full capacity, creating additional space is at the top of the list of our near-term priorities. The Brakpan/Withok tailings storage facility (TSF) is a mature facility, and is now entering the tail-end of its life as an ultra- volume dam. We do not envisage maintaining the current deposition rate on to this dam of 1.650 million tonnes per month for much longer than another three years before additional space will be required to maintain our targeted throughput rates. The Brakpan TSF is also subject to a strict compliance regime, requiring the regular compilation and filing of dam safety assessments, any of which may attract more onerous conditions from the regulator. Consequently, in light of Ergo’s future ambitions, plans for the recommissioning of the adjacent Withok TSF have been filed with the dam safety department of the Department of Water and Sanitation to supplement Ergo’s current deposition capacity and alleviate the OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Leadership review DRDGOLD Annual Integrated Report 2024 5 future burden of the Brakpan/Withok TSF. These projects, are at the core of our near and medium-term strategic focus and central to our Vision for FY2028 onwards (Vision 2028). They are designed to establish the infrastructure required to lift the combined throughput capacity of our operations to 3 million tonnes per month, up from 2.15 million tonnes currently and the technical capacity to produce approximately 6.3 tonnes of gold per year, up from our current planned output of 5.3 tonnes. We estimate that the total capital investment required to deliver Vision 2028 to be approximately R10 billion, spread over the next four years and is justified by the likely gains from the increased capacity. Capital is not spent evenly during this period, and it peaks during the latter half of FY2025 and the first half of FY2026. With our operating units now in stable state and with the current production levels and gold price, we are generating healthy margins which should go a long way to cover these commitments. We have also secured a R2 billion facility with Nedbank Limited (acting through its corporate and investment banking division) against which we can draw, if necessary. We are also conscious of the importance of dividends to our shareholders, and we are keen to maintain our divided record of 17 consecutive years. Although we will remain conservative in managing our balance sheet and will not incur debt to pay a dividend in a loss-making year, we are not averse to taking on some project debt while still paying a dividend from positive operational cash flows. Core to the underlying principles that inform our strategy, is the commitment to optimise our mineral endowment. We specifically design our blend to mine as much of our ore reserve for as long as we can. This principle is closely linked to our desire to play a meaningful role in reversing the environmental legacy of mining in the areas we operate. Vision 2028 is designed to establish the infrastructure required to significantly extend the operating life of mine of both Ergo and FWGR. The scale of the designed deposition capacity is such that at both operations it will have the potential to receive additional material over and above our current reserves in the West and East Rand areas. Whilst in the case of FWGR this was always contemplated as a second phase part of our strategic planning right from the outset, the expansion of the life of Ergo beyond its initial 12 years is very special. The fact that it is being done by at large with operational cash flows is testimony to the vision of our team to plan towards resilience and sustainability. The years following the implementation of Vision 2028 could also be very exciting from a cash-flow perspective, considering that once these projects are completed, capital will be limited to mostly sustaining capex, which historically trended at roughly 5% of cash operating costs, while cash inflows should benefit from an approximate 20% increase in gold production. To give ourselves the best possible chance of successfully executing on these very substantial projects and to expand the reach of key skills and experience, we have made a few changes to our senior management structure. Our two operational heads, Henry Gouws and Kevin Kruger (who have close to 60 years of combined experience) have been promoted to group portfolios of Head of Production and Head of Technical Services respectively, reporting into the office of our Chief Operating Officer, Jaco Schoeman. In addition, the former Finance Director of FWGR, Henriette Hooijer, has agreed to assume responsibility as Senior General Manager - Finance, working closely with Jaco, Henry and Kevin. These changes have also created new opportunities for promotion to the next level of management, an important part of our succession planning. The face of management is changing at DRDGOLD. With the expansion of the business, space is starting to open up at the top with a new and diverse generation of management professionals taking up important portfolios. All of these are important appointments, deserving of recognition, but we thought to mention one in particular, Ms Kgabo Moloto, the newly appointed Acting General Manager at FWGR, who is DRDGOLD’s first woman general manager in charge of a business unit in our 129 years of existence. Very sadly, there is one colleague who will not be with us on our future journey. After five fatality-free years, 36-year-old Thabo Moleleki, who worked as a loader operator for one of our contactors at our 5L27 site, died when the sidewall of the sand dump from which he was reclaiming material collapsed and struck his loader. We are saddened by Thabo's passing and are doing everything to prevent an incident of this kind, one of two over a period spanning 28 years, does not happen again. In the weeks after Thabo's death, the mining methodology for sand dumps was amended, with loading now taking place even further away from the side of dumps. The operating procedures in place at the time of the accident were adequate. We will consider the changes as enhancements to avoid a repeat in the future. In closing, we want to thank each and every member of our staff, our board members, our contractors, advisors and service providers for their valuable support and contribution this year and for playing a part in positioning our company for it's exciting new journey. Next year DRDGOLD will celebrate its 130th anniversary, and to be part of an initiative to prepare the business for the next generation of leadership is not only very exhilarating, but also a huge privilege. Tim Cumming / Chairman Niël Pretorius / Chief Executive Officer 28 October 2024 OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Leadership review continued DRDGOLD Annual Integrated Report 2024 6

Our purpose is at the heart of what we do: rolling back the environmental legacy of mining, adding to quality of life. Our model for value creation means that we have a sustainable business strategy, rather than a sustainability strategy. Sustainable development is at the heart of what we do: every tonne we process supports environmental regeneration and resource renewal; every kilogram we produce creates jobs, supports communities and pays taxes. While our ethos – doing more with less, and with less impact – makes good business sense, it also has a substantial positive environmental and social impact. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Sustainably gold DRDGOLD Annual Integrated Report 2024 7 Environmental, social and economic regeneration is central to our operating model. This embeds DRDGOLD firmly in the circular economy. • We do this through our tailings recovery process, creating value from what was considered to be waste. • Through rehabilitation, we make land available for people and economic activity, and ensure its reintegration into natural ecosystems. • By creating jobs, through procurement and our socio-economic development programmes, we aim to improve the quality of life for our employees and their communities. Our business strategy encompasses the concept of renewal – by actively and continuously pursuing innovation, investment in our business and people, and through partnerships: • We are creating optionality for the business, today and for the future. • We are expanding our capacity and removing constraints. • Through partnerships and collaboration, we create opportunities for creating and sharing value. We care for our people, both employees and communities. • We provide stable and fulfilling employment. • We promote the advancement of women and historically disadvantaged individuals (HDIs). • We are committed to improving the quality of life of our affected communities both through an improvement in the environmental conditions in which they live and through the roll-out of self-enabling poverty alleviation and educational programmes. We recognise that climate change is a defining reality of this and coming decades. While decarbonisation is a significant lever in our approach to climate change, we take an integrated, ecosystem-based approach that considers the use of water and our impact on water bodies, and biodiversity. • Our approach encompasses the transition to renewable energy. • We optimise and reuse water. • We limit our footprint, and reduce the affected impact and footprint of mining legacies, restoring land for productive use.

Strategic approach Our strategy is driven by asset optimisation and sustainable development. Strategic approach P9 Who we are P10 What we do P11 Our footprint P12 Our history P13 Business model P19 Operating context P26 Strategy and outlook P33 Materiality process and matters P37 Engaging with our stakeholders P39 Material risks and opportunities P51 Climate change and renewable energy P53 Value-creating governance - a summary P55 Value-added statement OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2024 8

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Who we are

Our purpose

Rolling back the environmental legacy of mining, adding to quality of life.

Our vision

To grow and diversify our business by unlocking value and providing sustainable solutions to mine waste through specialist skills and technology.

Our values



Respect and fairness

Inclusive teamwork

Accountability - our word is our bond

Empowerment through trust

Care and safety - physical and emotional

DRDGOLD is a South Africa-based world leader in large-scale mechanised, on surface 'mining', focused on environmental sustainability and operations efficiency. We have two wholly-owned operations located on the world-renowned Witwatersrand Basin: Ergo and FWGR.

The Company is South Africa's oldest continuously listed mining company still in operation, established in 1895. It is also listed on the NYSE. As at 30 June 2024, DRDGOLD's market capitalisation was R13.6 billion.

DRDGOLD is 50.1% held by Sibanye Gold Proprietary Limited, a wholly owned subsidiary of Sibanye-Stillwater Limited (Sibanye-Stillwater). Sibanye-Stillwater is a multinational, diversified mining and metals processing Group with a portfolio of operations, projects and investments across five continents. Around 26% of shares are held through Bank of New York by ADR holders, with a further 23% held by other public shareholders. Non-public ownership of DRDGOLD (0.51%) includes the shareholding by Ergo Mining Operations (a wholly owned subsidiary of DRDGOLD) of 0.36% and shareholding by directors of the Company of 0.15%.

DRDGOLD's B-BBEE partners Khumo Gold SPV Proprietary Limited (Khumo) and the DRDSA Empowerment Trust, previously held a 26% shareholding in Ergo Mining Operations. In an agreement reached in FY2015, Khumo and the DRDSA Empowerment Trust 'rolled-up' their shareholding for an 8.1% and 2.4% shareholding in DRDGOLD Limited respectively. At 30 June 2024, Khumo and the DRDSA Empowerment Trust held nil shares in DRDGOLD. In terms of the "once empowered, always empowered" principle, the transaction is deemed to still provide compliance with the ownership element of the Mining Charter.


Shareholders %
0.4
0.2
23.2
50.1
26.2
Sibanye-Stillwater
Bank of New York (ADRs)
Other public ownership
Ergo Mining Operations
Directors

NYSE share price


1D 5D 1M 6M YTD 1Y 5Y MAX
13
12
11
10
9
8
7
6
USD $12.04
25 Oct 2024
Volume: 294K
Mar 2024
May 2024
Jul 2024
Sept 2024

JSE share price


1D 5D 1M 6M YTD 1Y 5Y MAX
2,200
2,000
1,800
1,600
1,400
1,200
ZAC2,186.00
25 Oct 2024
Volume: 1.4M
Feb 2024
Apr 2024
Jul 2024
Sept 2024

DRDGOLD Annual Integrated Report 2024 9

Our business is an on-surface, technology-driven, mechanised process. The low grade of our resource demands economies of scale achievable only through mechanised mining and high levels of plant extraction efficiencies. We reclaim mine tailings mainly by way of high-pressure hydro-mechanical mining. Our on-surface mining continues 24/7. We undertake concurrent rehabilitation so that there is only limited rehabilitation once a site has been depleted of gold-bearing material. All sites are mined until all mine waste is removed. Since we mine mostly within built-up areas, we are cognisant of the need to limit our footprint and impacts, and this informs our standards of environmental care and containment. It also means we place great value on our stakeholder relations and aim to add social value in those communities in which we operate. Between 25Mt and 30Mt per annum of reclaimed gold- bearing material is transported over tens of kilometres through a network of pipelines to our metallurgical plants, and process water returned by way of a closed circuit to the reclamation sites. We generate energy from our 60MW solar PV facility located at Ergo, both for the Ergo and, in the future, to contribute to the energy needs of the remainder of the business through a 'wheeling' arrangement with Eskom, our national power utility. Once retreated, the mine waste we process is stored in two distinct TSFs. These world-class TSFs are managed to a leading set of standards and parameters that ensure their safety and stability, and that contain their impact on the environment. We are mine-waste neutral since no new waste or tailings results from our operations. We are constructing a RTSF at FWGR. Once commissioned, the RTSF will not only be large enough to receive the operations entire remaining resource in this region but will offer a complete solution to the ongoing impact of TSFs built over environmentally sensitive aquifers in the region. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION What we do DRDGOLD Annual Integrated Report 2024 10

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Our footprint

South Africa-based world leader in large-scale mechanised, on surface 'mining', focused on environmental sustainability and operational efficiency.


NYSE
New York
JSE
Johannesburg
FWGR
Carltonville
ERGO

DRDGOLD is listed on the JSE and the NYSE.

FWGR

The Company has two major production footprints – the Far West Gold Recoveries Proprietary Limited (FWGR) operation to the west . . .

Mineral Reserves of
2.26Moz

1 processing plant with a capacity of
600 000tpm
(Driefontein 2 plant)

1 tailings storage facility with a capacity of
500 000tpm
(Driefontein 4 TSF)

ERGO

. . . and Ergo, a major surface gold tailings retreatment operation extending from central Johannesburg to Ekurhuleni in the east.

Mineral Reserves of
3.27Moz

1 processing plant with a capacity of
1.7Mtpm
(Ergo plant)

2 milling plants
(Knights and City Deep)

1 tailings storage facility with a capacity of
2.0Mtpm
(Brakpan/Withok TSF)


LEGEND
Slurry pipelines in use
Water pipelines
Mineral Reserves
Active mining site
Mineral Resources
Tailings Storage Facility (active and decommissioned)
Central Processing Plant
Regional Tailings Storage Facility
Dumps included on the map are those considered material to the Group.
VENTERSPOST NORTH
VENTERSPOST SOUTH
DRIEFONTEIN 4 TAILINGS STORAGE FACILITY (active)
DRIEFONTEIN 3
DRIEFONTEIN 5
LIBANON
CPP
RTSF
DRIEFONTEIN 2 PLANT
Carletonville
Fochville
Westonaria
Randfontein
Krugersdorp
Roodepoort
Soweto
Lenasia
Evaton
Meyerton
Alberton
Johannesburg
Kempton Park
Benoni
Boksburg
Germiston
Brakpan
Springs
Nigel
Heidelberg
CROWN TAILINGS STORAGE FACILITY (dormant)
CITY DEEP PLANT
4L14
4L3-7
KNIGHTS PLANT
VAN DYK
ERGO PLANT
SUNWARD PARK PUMP STATION
ELSBURG
ELSBURG PUMP STATION
ROODEKRAAL
SL27/SA10
7L15
7L6
7L7
MARIEVALE
DAGGAFONTEIN TAILINGS STORAGE FACILITY
ERGO BRAKPAN/WITHOK TAILINGS STORAGE FACILITY (active)
N1
N3
N12
R24
N
0
10km

DRDGOLD Annual Integrated Report 2024 11

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Our history

1895
Incorporation of the company as Durban Roodepoort Deep Limited. Name changed to DRDGOLD Limited in 2004

1977
Ergo operations commissioned by Anglo American Corporation, becoming part of AngloGold Ashanti in 1988

1987
City plant commissioned as a metallurgical surface plant

1988
Knights plant commissioned as a metallurgical surface plant

1998
Acquisition of Crown Mines

2002
ERPM Extension 1 and 2 exploration tenements acquired

2007
Ergo acquired from AngloGold Ashanti

2009
ERPM, consisting of an underground mine placed under care and maintenance



2012
Restructuring occurs in terms of which all the surface retreatment operations are consolidated into a single operating entity, Ergo Mining Proprietary Limited (Ergo). Also, as part of this restructuring, Ergo acquired DRDGOLD's 35% interest in ErgoGold

50km Crown Ergo Pipeline commissioned to link the consolidated assets and refurbishment of Ergo plant takes place to increase capacity for increased material into the plant

2013
City Deep Plant decommissioned as a metallurgical plant and operates as a milling and pump station, pumping material to the Ergo Plant for the final extraction of gold

2017
Crown Mines Plant which operated as a pump/milling station feeding the metallurgical plants closes down and by 2018 rehabilitation of the site is substantially complete

2018
DRDGOLD acquires West Rand Tailings Retreatment Project (WRTRP) assets from Sibanye-Stillwater. WRTRP subsequently renamed FWGR

2019
Disposal of the ERPM underground mining and prospecting rights to OroTree

FWGR reaches commercial production

2023
Approval for the full development of a 60MW solar PV facility and 160MWh battery energy storage system obtained

DRDGOLD Annual Integrated Report 2024 12

Our business model is informed by the quality and characteristics of our mineral resources, the value proposition we pursue, our desire to mine as much of our resource as we possibly can and the realities of our operating environment. Our principal activities are: Identify and consolidate historical tailings deposits Tailings reclamation Retreatment to extract gold Energy generation Waste deposition (second generation tailings) Land rehabilitation and closure Sale of gold and financial management We grow our business by identifying, acquiring and consolidating the sources available for the large-scale retreatment of surface tailings. The mining of TSFs to reclaim gold using an on-surface, technology-driven, mechanised mining process (high-pressure hydro-mechanical mining). Reclaimed gold-bearing material is transported as slurry through an extensive network of pipelines to our metallurgical plants for retreatment and ultimately to produce doré (unrefined gold bars). Our metallurgical processing plants operate 24/7. The construction of a 60MW solar PV facility (including a 160MWh battery energy storage system) will ensure that approximately half of our energy consumption will be derived from renewable sources. Metallurgical plant waste is stored in two distinct modern TSFs, built and managed in line with global standards that ensure their safety and stability, and contain their impact on the environment. Rehabilitation entails restoring the land to enable it to support alternative, sustainable and viable economic use and, in so doing, to contribute to the reversal of mining’s environmental legacy. Rehabilitation is conducted concurrently with mining to minimise the rehabilitation to be done once a site has been depleted of gold-bearing material. Gold produced is sold to generate revenue. Stable, robust management of this revenue and operating costs, together with considered capital allocation, are aimed at generating positive cash flows and sustained value creation for stakeholders. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Business model DRDGOLD Annual Integrated Report 2024 13

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Business model continued

How we create value

Creating value is a function of our strategy page 14, our external operating environment page 19 also a function of how successfully we manage and act on the resulting risks and opportunities page 39. We seek to create overlapping and integrated value and develop our business in such a way that creates value in multiple capitals of sustainable development - mine waste to produce gold whilst minimising our burden to the environment; reposition the mine waste to safely managed mega tailings dams which are concurrently vegetated to reduce dust nuisance to the environment and surrounding communities. Key revenue drivers are the gold price and Rand/US Dollar exchange rate while primary cost drivers are the costs of contractors, labour, energy, and consumables.

Our strategy is driven by asset optimisation and sustainable development, and is premised by five key goals:

- Ensuring operational efficiency and long-term profitability
- Effective allocation of capital
- Operating in a way that leaves no value behind
- Embedding resilience in all that we do
- Adding quality to life of the people we employ or who are associated with our operations

Strategic time horizon:

Short term (FY2024 to FY2027)	Medium term (FY2028)	Long term (Beyond FY2028)
To restore optionality by developing excess throughput capacity	To establish the reclamation, plant throughput and deposition capacity to process 3 million tonnes of material per month and 6 tonnes of gold production annually by FY2028 and having in place renewable energy, data integration and employee safety and development to match	To play a leading role in consolidating tailings operations in South Africa, and exploring for and operationalising international opportunities

Inputs

Financial capital | Human resources | Natural resources | Manufactured assets | Intellectual capital | Social and relationship capital

Outputs

Outcomes

Financial capital | Human resources | Natural resources | Manufactured assets | Intellectual capital | Social and relationship capital



DRDGOLD Annual Integrated Report 2024 14

What we used Inputs Financial capital Human resources Natural resources Funding needed to invest in operating, sustaining and growing our business is sourced either internally, from positive operating cash flows, or externally through debt finance. We take our role as custodians of the capital of our shareholders seriously and have established an extensive governance framework to ensure proper financial controls. • Our net cash position as at 30 June 2024 was R521.5 million (R2 471.4 million as at 30 June 2023) • Incurred capex in FY2024 of R2 985.7 million to sustain and grow the business (FY2023: R1 145.2 million) • R2 billion debt facility secured with Nedbank The efficiency of our operations is reliant on the skills, expertise, motivation and well- being of employees. Our aim is that our workforce should increasingly represent the demographics in South Africa. • Total workforce (including specialist contractors) of 2 956 (FY2023: 3 082) • R15.8 million spent on employee training and development (FY2023: R16.6 million) • Strong leadership team in place • Experienced, committed board • Remuneration structures aimed at rewarding strategic delivery and performance Included in this are our mineral resources and reserves, the land on which they are located as well as the consumables and utilities (water and energy) used in our processes/ activities. We manage a number of tailings dams across the province which require measures to contain dust and effluent. • At the start of FY2024, we had: • Mineral Resources of 9.56Moz, including • Mineral Reserves of 5.79Moz • Electricity consumed 312 333MWh (FY2023: 333 249MWh) • Potable water consumption of 988Ml (FY2023: 2 380Ml) • Diesel consumption of 879 532l (FY2023: 951 788l) • Natural gas consumption of 118 590GJ (FY2023: 104 806GJ) OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Business model continued DRDGOLD Annual Integrated Report 2024 15

Manufactured assets Intellectual capital Social and relationship capital We have infrastructure that provides us with the ability to achieve the desired economies of scale – throughput volume of tailings through an extensive pipeline network to move large volumes of material from reclamation sites to our plants and ultimately to the tailings storage facilities. • Value of property, plant and equipment: R6.8 billion (FY2023: R3.9 billion) Ours is a technology-reliant business – from the mining method to the processing systems, supported by institutional knowledge, processes and technical ability. We have matched our resource with technology that achieves the requisite recovery efficiencies as we measure recoveries and residue volumes to the third decimal. The scale and sensitivity of our high volume, low-grade recovery process require that we make extensive use of technology to monitor plant performance, capturing 40 000 distinct data inputs per minute. We manage our plants pro- actively toward a distinct set of operating parameters that enable us to maintain stable state. Electricity back-up technologies have been developed and we have installed water management systems to minimise downtime associated with rainstorms and electricity supply. Renewable energy is projected to play a significant role in fulfilling our energy requirements in the future years. In addition, all that we do is underpinned by our: • Corporate culture and values • Corporate governance framework and supporting policies and Code of Ethics Constructive, honest relationships with stakeholders promote understanding of their needs and expectations. This is particularly relevant as we operate mostly within built-up areas, in close proximity to communities that are socio-economically stressed. Our socio-economic development programmes focus on communities being economically self-sustaining, with improved quality of life and meaningful engagement. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Business model continued DRDGOLD Annual Integrated Report 2024 16

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Business model continued

What we did

Outputs

Produced
5 002kg of gold
equivalent to 1.7kg per employee
(FY2023: 5 282kg equivalent to 1.7kg per employee)

Generated revenue of
R6 239.7m
(FY2023: R5 496.3m)

Deposited
22.3Mt of mine waste/retreated tailings
(FY2023: 23.0Mt)

Emitted
325 607t CO_2e
(FY2023: 368 581t CO_2e)

What we achieved

Outcomes

Financial capital	Human resources	Natural resources
• After starting with cash on hand of R2 471.4 m, we generated R1 845.2m of net cash inflow from operating activities aided by the high gold price received and re-invested R2 985.7m in manufactured capital for the repositioning of our business to Vision 2028. Free cash flows generated: R(1 197.4)m (FY2023: R469.1m)	• We sadly had one fatality at our operations (FY2023: no fatalities for the past 5 years)	• At end of FY2024, we decreased our: ◦ Mineral Resources to 9.16Moz ◦ Mineral Reserves to 5.53Moz as a result of depletion due to mining activities
• Operating profit: R2 081.3m (FY2023: R1 819.0m) after an increase in the clean up activities on reclamation sites which came to an end to deliver into natural capital value proposition to restore land to its natural state for sustainable use	• Safety performance – LTIFR of 1.15 and RIFR of 0.46 per million hours worked (FY2023: 1.49 and 1.08 respectively)	• Increasing proportion of renewable used energy in FY2024 amounting to 10% of Ergo's total energy consumption
• Headline earnings per share and dividend yield: 154.1 cents and 2.5% (FY2023: 148.2 cents and 4.3% respectively)	• HDP employees in managerial and supervisory positions: 78% (FY2023: 75%)	• Scope 2 GHG emissions declined to 316 393t CO_2e (FY2023: 359 909t CO_2e)
• Market capitalisation at 30 June 2024: R13.6bn (FY2023: R17bn)	• Women employees: 25% of workforce (FY2023: 25%)	• Decline in potable water consumption from 7% of total water consumption in FY2023 to 3% of total water consumption in FY2024
• Dividends declared in respective of the FY2024: 40cps (FY2023: 85cps)		• Dust samples exceeding legal limits declined to 0.45% of total samples taken (FY2023: 0.87%) enabling us to also deliver into social capital to improve the quality of lives of our surrounding communities
		• 59ha of land cleared by the authorities in FY2024, bringing total land restored to use in the past 10 years to 477ha. We are currently partnering with a property development company to develop approximately 90ha of rehabilitated land for mixed use over an estimated period of 3-5 years as part of our social capital value add to unlock previously sterilised land for residential use.

DRDGOLD Annual Integrated Report 2024

17

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Business model continued

Manufactured assets

- 60MW solar PV facility integrated with 160MWh battery energy storage system is currently under development and is expected to be fully completed by October 2024
- Major reclamation sites and related pipeline and pump station infrastructure commissioned at Ergo
- Extensive financial capital investment in construction of key assets at FWGR underway to expand capacity at the operation from 0.6tpm to 1.2mtpm and repositioned the business to consolidate mine waste in the West Rand area
- Regulatory approval applications for the recommissioning of the Withok TSF submitted

Intellectual capital

- Small, skilled and experienced workforce
- R15.8m spent in training and development
- R&D programme – aims to get more out of less
- Replicating business model and exploration programme in respect of copper tailings in the Northern Cape

Social and relationship capital

- Continued to maintain constructive, positive relations with key stakeholders – communities, government and regulators – to ensure our social licence to operate
- Invested R51.3m in socio-economic development projects (FY2023: R55.2m) reaching 42 communities (FY2023: 42)
- Dust samples exceeding legal limits declined to 0.45% of total samples taken (FY2023: 0.87%) this in term delivering into social capital to improve the quality of lives of our surrounding communities
- We are currently partnering with a property development company to develop approximately 90ha of rehabilitated land for mixed use over an estimated period of 3-5 years, to deliver social capital value add to unlock previously sterilised land for residential use

DRDGOLD Annual Integrated Report 2024 18

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Operating context

A number of factors, either individually or as a collective, create situations that either promote or hinder our ability to deliver on our strategy and succeed as a Company. We are committed to ensuring the resilience of our business in a challenging external operating environment. The impact of these has largely been mitigated by sustained higher gold prices. The challenges provide opportunities to be agile, constantly seeking ways to conduct business better.

An analysis of these dynamics and the DRDGOLD response to them, is set out here:

See the *Strategy and outlook* section for more information

See the *Material risks and opportunities* section for more information



Social landscape and social licence to operate

The socio-economic challenges in South Africa such as muted GDP growth coupled with high unemployment rates, high levels of crime, poverty and inequality pose threats to national security and contribute to social unrest and protest action. The high unemployment rate remains a particular concern and is currently standing at 33.5%. Large parts of our operations are situated in urban areas where most of the communities that live near our facilities are in the grip of poverty and experience socio-economic distress. Poor service delivery by local government has caused communities to shift service delivery expectations to the private sector and to expect increased support and assistance from them. This has led to community demands to participate in, and benefit from, the economic activities of our business. When frustration spills over into protest action, we run the risk of disruptions at our operations.

DRDGOLD's response

We are committed to operating in a sustainable and responsible manner and to improving the quality of life for those living in the communities surrounding our operations. It remains imperative to acknowledge and understand the dynamics and needs of communities. In order to best do this we strive to improve our engagement and communication strategies with local governments and community leaders through various initiatives. We are continuously pursuing the successful roll-out of social and labour plans (SLPs) and Corporate Social Investment (CSI) initiatives. There are community engagement structures in place through which we regularly engage and seek to the strengthen of relationships with local communities, government structures and NGOs and through which we actively seek to address concerns raised. The formation of the Government of National Unity (GNU) formed after the May 2024 national elections presented a new era for South African politics since the first democratic elections held in 1994. Although so far widely welcomed by local and international financial markets, the ability of the GNU to solve the above mentioned socio-economic challenges remains untested and will be continually monitored by the Company.

Associated top risks

- Risk 2: Country/political risk
- Risk 3: Security issues
- Risk 8: Deteriorating socio-political instability or social unrest

Opportunity

Engaging with communities to seek solutions, provide the opportunity for new social partnerships to be formed and increased collaboration toward enhanced social capital for the benefit of both business and society.

Strategic impact

1 2 4 5

Our strategic focus areas

1	2	3	4	5
Grow the business by replicating our business model - looking at PGMs and battery metals	**Optimally, profitably and sustainably mine our large surface gold resource**	**Use technology and information to enhance operational performance, minimise impact on the environment**	**Create a value-driven culture of employee safety, empowerment, diversity and inclusion**	**Improve quality of life in communities surrounding our operations**

To read more on our strategy, see the section *Strategy and outlook* from *page 26*.

DRDGOLD Annual Integrated Report **2024**

19

Security of infrastructure IIIegal mining presents a growing risk to the sustainability of the mining industry in South Africa - it negatively affects the state's ability to attract investment and at times causes damage to infrastructure. The illegal miners often referred to as the 'zama zamas' target both surface and underground areas, including closed-off mines, abandoned mines and operating mines. Much of the illegal mining is organised and sustained by crime syndicates and the zama zamas are at times heavily-armed and would attack without hesitation those trying to stop their activities. Furthermore South Africa's high rate of unemployment and inequality increases criminal activity and lawlessness posing a threat to our ability to keep our employees and infrastructure safe. DRDGOLD’s response The increase in criminal activities requires a robust and proactive strategy to secure the safety of our employees and our assets while being mindful of the principles of proportionality that underscore basic human rights. To reduce risk for security personnel we make extensive use of technology to monitor our operating footprint relying on technology-based surveillance and detection systems to alert us to pending threats and dispatching reaction teams to respond to and intercept these. Sophisticated access control systems are in place for high-risk areas and our asset protection function works closely with various law enforcement authorities. Associated top risks • Risk 2: Country/political risk • Risk 3: Security issues Opportunity Continuous engagement with communities provides the opportunity for educating them about the risks that illegal mining and theft pose to the sustainability of a mine or area and encourages them to get more involved in crime mitigation. Strategic impact OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2024 20 1 2 4

Rising electricity costs and electricity disruptions South Africa is facing another steep rise in electricity prices threatening to deepen the existing economic challenges that the country is currently facing. The South African economy has over the past years been affected by load shedding and significant electricity tariff increases. The state-owned power utility, Eskom, has stabilised power supply over the past six months, bringing much needed relief to the economy. Although the improvements in energy supply by Eskom have provided much respite for typically energy-intensive mining companies, the proposed price hikes will result in increased input costs. Eskom has approached the National Energy Regulator of South Africa (NERSA) for the following tariff increases: • 36.15% effective 1 April 2025 • 11.81% effective 1 April 2026 • 9.10% effective 1 April 2027 Municipal customers could face a 43.55% hike. This will negatively impact much needed economic growth and result in a significant rise in electricity costs in mining. Electricity currently makes up approximately 15% of our total operating costs. DRDGOLD’s response The mining industry, a major consumer of electricity, consuming approximately 30% of the national electricity supply, has responded swiftly, opting for renewable energy usage to decrease this burden and contribute to the country’s climate change plan, and reduce reliance on Eskom’s coal plants which make South Africa one of the most coal-reliant economies in the world. The mining sector is leading South Africa's private sector renewable energy drive with 441MW of operational renewable energy plants representing approximately 4% of the industry electricity consumption. The construction of our solar PV power plant is progressing well with 20MW now operational, 40MW being substantially completed, and the addition of 160MWh battery energy storage system (BESS) underway. In addition, the Company is exploring other renewable energy alternatives to further reduce reliance on Eskom power. At operational level, we have installed extensive back-up systems to counteract the impact of unscheduled interruptions in our power supply. We maintain an ongoing and effective working relationship with Eskom through regular meetings which are held to assist in the proactive management of the load curtailment agreement in place to avoid the complete interruption of supply during blackouts. Associated top risks • Risk 4: Eskom supply failure and increased cost Opportunity Excess power generated through alternative renewable power solutions may be wheeled onto the national grid or to other operations and alleviate power supply shortages in South Africa. The Ergo solar project presents strong returns, cost optimisation and an improved carbon footprint. There is also an opportunity to create sustainable jobs and upskill our employees. Strategic impact OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2024 21 1 2 3

Regulations and their effect on our business The mining industry in South Africa is extensively regulated through legislation and regulations issued by government’s administrative bodies. One of the key findings of the Fraser Institute's survey of mining companies weighing down South Africa’s investment appeal is lack of regulatory certainty. The challenge lies as much in the fact that many of the regulators are under-resourced as it does in the complexity of the regulations. Turnaround in obtaining permits and regulatory approvals remains slow, delaying the execution of key capital projects. Global industry and regulatory sentiment on tailings management and design have further brought about some uncertainty and more alignment to Global Industry Standards on Tailings Management, bringing about more measures to be taken and greater transparency. The increasing prominence of ESG is also resetting the standard on transparency and sustainability while society generally is far more environmentally and socially aware, applying increased pressure through providers of capital and the regulator to enforce compliance. DRDGOLD’s response We continue to engage with different spheres of government to ensure that projects are executed as planned. We do this both directly and indirectly through the Minerals Council South Africa. To address the slow turnaround of the regulator in certain areas, we are also increasing our own resources and capacity and have adopted a more proactive approach to engage in 'pre-submission' conversations with senior regulator representatives, following up, and calling on assistance from mining and environmental experts in this regard. Our drive is to optimise our resources and deliver sustainable and integrated value from an economic, social and environmental point of view. Building and running sustainable operations forms the core of our strategy and operating model. We are committed to improving governance and transparency in the safety and management of TSFs, a commitment that so far has led us to implement the following: • A Group-wide policy on the management of TSFs at our operations is currently being reviewed to align it to best practice and expectations • A tailings performance management system (TPMS) for dedicated data collection, storage and processing to ensure the integrity of the data for day-to-day management and oversight purposes • Quarterly drone surveillance • A review of various technologies which could be employed to enhance TSF observation and monitoring • The establishment in 2018 of an External Independent Tailings Review Panel • A redesign of the RTSF incorporating natural and synthetic liners, optimising the footprint and cost. This philosophy will extend to the recommissioning of the Withok TSF for additional deposition capacity at Ergo - a key project for the sustainability of the Ergo life of mine. T Associated top risks • Risk 1: Limited tailings storage capacity • Risk 9: Complexity of legal/regulatory requirements Opportunity Rethink our ESG strategy particularly to ensure that we remain proactive and prepare for changes in the regulatory landscape as well as anticipate stakeholder community expectations. Strategic impact OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2024 22 1 2

Rising costs amidst global inflation In the past three years the mining industry has experienced significant increases in electricity, diesel and reagents costs driving up cash operating costs. Mining inflation was higher that the reported official South Africa CPI (consumer price index) which adds to the pressure on mines to contain costs and stay profitable. Our total cash operating costs increased by 14% in FY2024. Although global inflation is easing input costs remain high. At the moment the gold price is still favourable, but for longer-term sustainability, it is essential that costs are tightly managed and that capital spend remains within budget. DRDGOLD is an unhedged gold producer taking full exposure to the US Dollar spot price of gold as well as the Rand/Dollar exchange rate. The average gold price received by DRDGOLD increased in FY2024 to R1 248 679/kg, up from R1 041 102/kg in FY2023. This has enabled us to deliver healthy margins. The future of the gold price is uncertain and any prolonged decrease could lead to significant decreases in the profitability of our operations. DRDGOLD’s response Our operations go through an annual budgeting and planning process which involves sensitivities and scenario analysis of planning assumptions. Regular operational and financial performance reviews and reporting are in place. There are ongoing initiatives to improve cost efficiencies and reduce consumption of supplies and services from state-owned utilities, namely potable water and electricity. Our procurement department continuously reviews supply prices from suppliers and contractors to ensure that goods and services are competitively priced. These processes will be significantly tested in the next three years as we execute our priority capital projects - to deliver within planned capital expenditure so as to not diminish expected capital returns. Furthermore, we are always looking at ways to slow the rate of price increases and save costs by making ongoing improvements in processes and efficiencies, with technology playing a pivotal role in this regard. For example, an ongoing analysis of key drivers in our plant allows for precise dosing of chemicals and consumables, which contributes to keeping these costs as low as possible. High-density polyethylene (HDPE) lining in pipelines lowers friction and thus reduces power consumption. Maintaining a closed-water circuit and using recycled water in turn reduces the costs of water consumption. These are just some of the initiatives implemented over the years. Project governance and processes have been put in place to ensure expected project deliverables. Associated top risks • Risk 7: Capital project progress/execution risk Opportunity Rising costs have prompted a fresh look into the structure of our operations, the sequencing of reclamation sites and the blending of material from these sites, to ensure that the optimal model from a value creation perspective is maintained. Strategic impact OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2024 23 1 2

Innovation and digitisation The mining sector in Africa is set for substantial transformation over the next decade, driven by advancements in technology and innovation. In the face of a rapidly evolving digital landscape that presents both opportunities and disruptions, mining companies must embrace agility in aligning technology with their business requirements. Strategic decision-making regarding partnerships and implementation will be crucial in navigating this digital shift effectively. Digitalisation stands as a pivotal force reshaping the mining industry. Emerging technologies such as artificial intelligence (AI), the Internet of Things (IoT), Robotic Process Automation (RPA), smart sensors, big data analytics, 3D printing and machine learning are positioned to enhance productivity in mining operations. However, as reliance on autonomous and digital technology grows, so too does the risk of cyber-security threats, data loss and system downtime increase. The consequences of these threats can be severe, resulting in production and revenue losses, regulatory fines, reputational damage as well as the shutdown of critical infrastructures. DRDGOLD’s response DRDGOLD has invested in technology aimed to improve efficiencies, and monitor tonnages throughput. We are increasingly using technology as we make use of renewable energy to power our mines. We have also invested in Information Technology (IT) driven platforms to streamline reporting for decision making purposes and report on information on a real-time basis. We are also currently investing in a yellow machines project aimed at proving accurate information such as diesel consumption and productivity on our reclamation sites. We strive to match information technology and personnel in a way that Improves operational stability and controls, and the security of staff and that of our assets. Under the guidance of our Chief Information Officer, we are ensuring that appropriate cyber and data security controls are implemented as mitigation against sophisticated cyber-attacks. Data and cybersecurity are prioritised as a critical cornerstone of the Group's IT strategy and are tailored to be both preventive and responsive. Focus areas include data encryption, data access management, data backup and recovery, advanced threat detection, security awareness training, regular penetration testing and multi-factor authentication. In line with the risk and assurance processes, various programmes have been implemented over the last two years to ensure that a high level of cyber security resilience is maintained throughout the business in both IT and operational technological (OT) systems and infrastructure. These programmes include: • The establishment of a Data Governance Council to oversee data governance and risk mitigation in line with regulatory and best practice requirements • The implementation of an online platform that facilitates ongoing self-assessments for continuous monitoring of cyber security controls • Annual independent assurance reviews Ongoing external cyber expert consultations further ensures the alignment with best practice in cyber security standards as well as the identification of any potential gaps in security and communications platforms. For more information on cyber and data security controls in place please refer to page 81 for our Innovation and digitalisation section. Associated top risks • Risk 6: Information technology risk (incl. cyber security threats) Opportunity We are focusing on further integrating our system of information flow and data capturing. Key focus areas will remain the assurance of the integrity of data, protecting it from interference, maintaining the quality of information and managing its flow and use with the view of optimising our control and management systems in the pursuit of “big data” opportunities in future. Strategic impact OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2024 24 3

Climate change Climate change has become a reality affecting the world and its impacts have been felt in South Africa. South Africa experienced drought in the Western Cape from 2015 to 2018 and heavy rainfalls and storms in KwaZulu-Natal causing floods and displacing residences in the affected areas, particularly in low-income areas where the most socially vulnerable reside. South Africa is an agricultural rich country and if these vital assets are put at risk, it is expected that it will become a significant social issue not only in South Africa but the rest of the continent. There has also been an increase in heatwaves making outdoor activities such as surface mining increasingly challenging for employees and contractors. Extreme weather conditions such as drought, impact on operations which rely on water, and floods in turn can have an adverse impact on the stability of tailings dams and cause damage to infrastructure. Regulators across the world are tightening climate change-related legislation and regulations, encouraging businesses across all industries to develop strategies to combat the effects of climate change and other sustainability-related issues. DRDGOLD’s response The principles of sustainable development have long underpinned our strategic thinking and execution in managing and developing our operations. Over the years we have systematically invested in technologies and infrastructure to drive sustainability. We have worked hard to reduce our dependency on potable water over the last decade. We have now added a 60MW solar PV facility integrated with a 160MW battery energy storage system, which will not only reduce our carbon footprint but will also reduce our operational costs, bolstering our circular economy business model. Further work is also underway to better understand the physical impact that climate change may have, not only from a short-term point of view but also over the long term to ensure that our mitigation measures are appropriate. This is also in line with the requirements of various local and international climate-change related standards and codes to which we strive to align. Refer to climate change and renewable energy section on page 51 for more information. Associated top risks • Risk 11: Climate change physical risks • Risk 12: Potable water scarcity and access and cost to secondary water sources Opportunity We have the opportunity to put forward revised energy strategies that are driven as much by cost efficiency, security of energy supply and future resilience, but simultaneously demonstrate action on emission reduction and meeting the net zero targets. Strategic impact OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operating context continued DRDGOLD Annual Integrated Report 2024 25 1 2 3 4 5

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook

Our strategy is driven by sustainable development and informed by environmental responsibility. Our business model is all about optimisation, seeking long-term profitability and operational efficiency, and investing capital to leave no value behind while embedding resilience.

Our process is tailored to reverse the environmental legacy of mining and, in the process, enhance the quality of life of those living in the vicinity of our operations.

Our strategic approach is as follows::

Short term (FY2025-FY2027)	Medium term (FY2028)	Long term (Beyond FY2028)
To restore optionality by developing excess throughput capacity	To establish the reclamation, plant throughput and deposition capacity required to process 3 million tonnes of material a month and 6 tonnes of gold production annually by FY2028 and having in place the renewable energy, data integration and employee safety and development to match	To play a leading role in consolidating tailings operations in South Africa, and exploring for and operationalising international opportunities

Strategic focus areas

1. Grow the business by replicating our business model – looking at PGMs and battery metals
2. Optimally, profitably and sustainably mine our large surface gold resource
3. Use technology and information to enhance operational performance, minimise impact on the environment
4. Create a value-driven culture of employee safety, empowerment, diversity and inclusion
5. Improve quality of life in communities surrounding our operations

Core competencies and enablers

- Adaptable business model while retaining versatility
- Strong anchor shareholder – unlock value in non-core surface assets of Sibanye-Stillwater

- Proven technologies, infrastructure and management systems to treat a large concentrated resource
- Full exposure to gold price movements
- Maintain a strong balance sheet

- Use of mostly grey water, recycled water to minimise potable water usage
- Systematic increase in use of renewable energy
- Rehabilitation of land through tailings reclamation creating sustainable land use
- Net waste neutral gold producer (gold from existing waste)
- Extensive mechanisation and automation

- Sophisticated and diverse workforce
- Nimble and learning culture
- Appropriate combination of training and equipment
- Low labour intensity and safety risk

- Self-enabling poverty alleviation programmes
- Contribution to societal conditions through environmental containment

Vision 2028

DRDGOLD has in place a medium-term strategic plan, Vision 2028, to expand its primary operations, Ergo and FWGR, to enable them to extend their operating lives, increase throughput capacity, deposition capacity and to ensure that the necessary supporting infrastructure is in place.

By FY2028, we aim to have:

- Combined monthly throughput of **3 million tonnes** – up from 2.15 million tonnes
- Annual gold production of **6.3 tonnes** – up from current 5.0 tonnes

Total capital investment required is estimated at approximately R10 billion over four years with the bulk of this to be spent in FY2025/26. This investment will be funded mostly from internal sources.

Vision 2028 will involve:

- At FWGR, construction of a new mega TSF, the RTSF, which will be built to world-class standards and will be large enough to enable regional consolidation of TSFs. The construction of the RTSF will be done in conjunction with the expansion of capacity of the Driefontein 2 plant and installation of an extensive pipeline network
- At Ergo, recommissioning of the Withok TSF
- Additional renewable energy to secure reliable supply, reduce costs and carbon footprint
- Confirmation of DRDGOLD's role in the circular economy

Outlook

We expect Vision 2028 to lead to:

- Enhanced future cash flows – with additional cash generated estimated at R1 billion annually
- An annual increase in production of 1t of gold
- Positive contributions to South African fiscus in the region of R500 million annually

DRDGOLD Annual Integrated Report **2024** 26

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

In the table below, we illustrate how DRDGOLD is rolling back the environmental legacy of mining through its strategic focus points and how we have delivered and plan to deliver into our strategic objectives in the short term. These focus points are aligned with the United Nations (UN) SDGs which we influence directly, and the RGMPs by the WGC:

Focus points	Link to top risks	Strategic objectives	2024 priorities	What we achieved	2025 priorities
1 Growing the business by replicating our business model - looking at PGMs and battery metals Applicable UN SDGs: 8 DECENT WORK AND ECONOMIC GROWTH 17 PARTNERSHIPS FOR THE GOALS Strategically relevant WGC RGMP: 9 – Biodiversity, land use and mine closure	• Risk 1: Limited tailings deposition facilities • Risk 2: Country/political risks • Risk 4: Eskom supply failure and increased cost • Risk 5: Threat to social and operating licenses and other permits • Risk 7: Capital project progress/ execution risk • Risk 9: Complexity of legal regulatory requirements • Risk 10: Supply chain risks • Risk 11: Climate change physical risk • Risk 12: Potable water scarcity and access and cost to secondary water sources	• Acquisition of assets, including surface PGMs and battery metals • Expansion of Mineral Reserves and tailings storage facilities (TSFs) to maintain current volume throughput and potentially increase current life of mines	• Obtain regulatory approvals for recommissioning of the Withok TSF • Obtain final approvals for the construction of the RTSF and commence construction • Commence with the expansion of the Driefontein 2 plant at FWGR to increase capacity from the current 0.6Mtpm to 1.2Mtpm • These are the projects that will require a substantial investment of financial capital and human resources to enable the business to deliver into Vision 2028. The increase in deposition facilities will provide opportunities to further increase our respective life of mines	• Ergo has submitted an application with the Department of Water and Sanitation to recommission the Brakpan/Withok TSF • The relevant permits were received by FWGR during the year and a contractor appointed to construct the RTSF • Contractor appointed to construct an expanded Driefontein 2 plant • Ergo has after regulatory and community challenges commissioned all major replacement sites to maintain its current volume throughput of 1.7Mtpm per the approved budget	• Manage the major projects in accordance with set deadlines to achieve key milestones and capital costs to come within planned spend • Obtain environmental authorisation for the installation of an extensive pipeline network at FWGR to integrate the reclamation sites, expanded Driefontein 2 plant and RTSF • Obtain final approvals for the recommissioning of the Withok TSF • Actively look to secure additional gold resources to extend the life of mine of our operations • Complete due diligence on the copper project in the Northern Cape

DRDGOLD Annual Integrated Report 2024 27

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

Focus points	Link to top risks	Strategic objectives	2024 priorities	What we achieved	2025 priorities
2 Optimally, profitably and sustainably mining our large surface gold resource Applicable UN SDGs: 12 RESPONSIBLE CONSUMPTION AND PRODUCTION Strategically relevant WGC RGMPs: 2 – Understanding our impacts 3 – Supply chain 7 – Working with communities 8 – Environmental stewardship 9 – Biodiversity, land use and mine closure 10 – Water, energy and climate change	• Risk 1: Limited tailings deposition facilities • Risk 2: Country/political risks • Risk 3: Security issues • Risk 4: Eskom supply failure and increased cost • Risk 5: Threat to social and operating licenses and other permits • Risk 6: Information technology risk (incl. cyber security threats) • Risk 7: Capital project progress/ execution risk • Risk 9: Complexity of legal/regulatory requirements • Risk 10: Supply chain risks • Risk 11: Climate change physical risk • Risk 12: Potable water scarcity and access and cost to secondary water sources	• Provide full exposure to the gold price without compromising liquidity • Implement cost control measures in order to meet budgeted unit cash operating cost • Continue history of paying dividends	• Keep costs contained by achieving unit cash operating costs of R770 000/kg • Ergo to commission new sites 4L3 and 5L27 • Capital investment of R3.5 billion	• With existing cash reserves and cash flows from operating activities generated during the year, we invested capex of R2 985.7 million • As we embarked on a significant clean-up programme at Ergo and of Driefontein 5 at FWGR, such clean-up requires mechanical hauling of material which significant increases costs, our unit cash operating costs fell short R770 000/kg. We achieved a unit cash operating cost of R833 536/kg • Commissioning of Driefontein 3 TSF at FWGR • 4L3 and 5L27 successfully commissioned, although delayed resulting in reduced tonnages reclaimed during the financial year • Declared a total dividend of 40cps for the year and 17th consecutive.	• Continue to invest in initiatives within our plants and extensive pipeline infrastructure to improve volumes and plant efficiencies • With Ergo's major reclamation sites now being fully commissioned, we expect gold production to be between 155 000 ounces and 165 000 ounces • Increased focus on liquidity management as we plan capital expenditure of R3.5 billion • Reclamation on legacy and clean-up sites has reduced significantly and will reduce further during the course of this year. We therefore expect unit cost's to ease significantly over the period aided by the full commissioning of the Ergo solar plant and battery energy storage system. We therefore guide unit cash operating costs to R870 000/kg

DRDGOLD Annual Integrated Report 2024 28

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

Focus points	Link to top risks	Strategic objectives	2024 priorities	What we achieved	2025 priorities
3 Using technology and information to enhance operational performance and to minimise the impact on the environment Applicable UN SDGs: 9 INDUSTRY, INNOVATION AND INFRASTRUCTURE 12 RESPONSIBLE CONSUMPTION AND PRODUCTION 13 CLIMATE ACTION Strategically relevant WGC RGMPs: 8 – Environmental stewardship 9 – Biodiversity, land use and mine closure 10 – Water, energy and climate change	Risk 4: Eskom supply failure and increased cost Risk 5: Threat to social and operating licenses and other permits Risk 6: Information technology risk (incl. cyber security threats) Risk 7: Capital project progress/execution risk Risk 11: Climate change physical risk Risk 12: Potable water scarcity and access and cost to secondary water sources	• Increase plant efficiencies to increase gold recoveries • Decrease our reliance on Eskom, by investing in technologies to increase electricity efficiencies, particularly at our plants and related pipeline and pump station infrastructure • Reduce our burden on the environment by investing in ongoing initiatives to maintain potable water consumption to 10% or lower of total water • Reduce carbon footprint to combat climate change physical risks	• Commission an additional 40MW to the solar farm and substantially complete installation of the 160Mwh battery energy storage system • Completion of the yellow machine hire project at Ergo and expand project to FWGR	• Phase 1 of the solar project, entailing the commissioning of the MV works, line infrastructure upgrade and 20MW solar plant was successfully commissioned • At Ergo we further reduced our usage of potable water at City Deep decreasing total potable water consumption to less than 5% of total water consumption • Our yellow machines hire project is still underway as we navigate ways to work with our contractors to maximise the project returns from a financial and yellow machines perspective	• We aim to fully commission an additional 40MW to the currently commissioned 20MW solar plant. The integration thereof with the battery energy storage system is expected to be completed by October 2024. We will be monitoring the actual benefits in reducing cash operating costs • To pursue other renewable energy alternatives to further reduce carbon emissions and electricity costs on both operations, and particularly at FWGR where operations will be expanding • The construction of the RTSF will require increased use of electricity and water. We are currently looking for ways to minimise our consumption during this phase

DRDGOLD Annual Integrated Report 2024 29

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

Focus points	Link to top risks	Strategic objectives	2024 priorities	What we achieved	2025 priorities
4 Create a value driven culture of employee safety, empowerment, diversity, inclusivity and the desire to succeed Applicable UN SDGs: 4 QUALITY EDUCATION 8 DECENT WORK AND ECONOMIC GROWTH Strategically relevant WGC RGMP: 4 – Safety and health	• Risk 2: Country/political risks • Risk 3: Security issues • Risk 5: Threat to social and operating licenses and other permits • Risk 8: Deteriorating socio-political instability or social unrest • Risk 11: Climate change physical risk	• Continue with comprehensive risk assessments on our operations to eliminate fatalities and reducing reportable injury frequency rate (RIFR) and lost time injury frequency rate (LTIFR) to below standard deviation of preceding five-year rolling average • Implement fair remuneration policies • Investing in training and development programmes for our employees as well as awareness on adverse societal issues and the importance of well-being	• Continued focus on creating and training a healthy workforce in safe working conditions	• Although reportable injuries decreased by 1 to 4 and lost time injuries reduced from 14 to 9, we sadly after operating five years without a fatality, lost a young colleague employed by one of our contractors, who was working at 5L27 • RIFR: 0.46 [LA] • LTIFR: 1.15 [LA] • Women in mining remained at 25% and HDIs increased to 78% [LA] *Limited assurance*	• Continued focus on the reduction on the number of lost time and reportable injures at both operations and ensure that the correct measures are put in place to eliminate fatalities at our operations • Continued investment in employee wellness programmes and campaigns promoting employee wellness and eliminate gender-based violence • Conclude a new wage agreement at FWGR

DRDGOLD Annual Integrated Report 2024 30

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

Focus points	Link to top risks	Strategic objectives	2024 priorities	What we achieved	2025 priorities
5 Improving the quality of life of communities surrounding our operations Applicable UN SDGs: 1 NO POVERTY 4 QUALITY EDUCATION 11 SUSTAINABLE CITIES AND COMMUNITIES Strategically relevant WGC RGMP: 7 – Working with communities	• Risk 5: Threat to social and operating licenses and other permits • Risk 8: Deteriorating socio-political instability or social unrest • Risk 11: Climate change physical risk	• Reducing dust nuisance caused by our mining activities by implementing dust suppression activities and through concurrent rehabilitation of TSFs • Seeking to develop community upliftment programmes aimed to empower communities to be self-sustainable	• Complete investigation into FY2024 dust exceedances and put in place mitigation controls where necessary	• We have established a Community Regeneration Model to guide our socio-economic strategies across the business. Ergo and FWGR are actively implementing this model in accordance with their legislative commitments under their respective SLPs. Their focus is on executing integrated socio-economic development programmes designed to achieve sustainable local economic impact. • Dust exceedances recorded at 0.45%, a decrease from 0.87% in the prior year	• Complete investigation into FY2024 dust exceedances and put in place mitigation controls where necessary • Deliver into the strategic pillars of community regeneration model which include growing the local economy, infrastructure development and 4IR

DRDGOLD Annual Integrated Report 2024 31

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Strategy and outlook continued

Strategic outlook 2025 and beyond

We believe that to thrive well, we should survive well, and business continuity and resilience are thus foremost in our thinking. With long-term sustainability, good corporate governance and the well-being of our staff in mind, we seek to embed a values-driven culture based on safety, mutual respect, empowerment, resilience, diversity and the desire to succeed.

SHORT TERM: FY2025 to FY2027	MEDIUM TERM: FY2028	LONG TERM: FY2028 AND BEYOND
Aim: To restore optionality by developing excess throughput capacity	**Aim:** To establish the reclamation, plant throughput and deposition capacity required to process 3 million tonnes of material a month and 6 tonnes of gold production annually by FY2028 and having in place the renewable energy, data integration and employee safety and development to match	**Aim:** To play a leading role in consolidating tailings operations in South Africa, and exploring for and operationalising international opportunities
Ergo and FWGR • Continue focus on cash- generation, cost control in a high-inflation environment and efficiency, further setting up the business for the next growth • Pursue other renewable energy alternatives to further reduce carbon emissions and electricity costs on both operations, and particularly at FWGR where operations will be expanding • Manage the major projects in accordance with set deadlines to achieve key milestones and capital costs to come within planned spend **Ergo** • Obtain regulatory approvals for the recommissioning of the Withok TSF to optimise life of mine development in the Far East Rand • Significant land clean-ups at 4L10, 4L13 and 4A6 covering up to 200ha • Fully commission the 60MW solar plant and integrated battery energy storage system • Consider optimal use / other opportunities for the Knights and Flotation Fine-Grind Plants **FWGR** • Obtain environmental authorisation for the installation of an extensive pipeline network to integrate reclamations sites, the newly expanded Driefontein 2 plant and the RTSF • Considering regional consolidation in the Far West Rand, starting with opportunities that exist through our anchor shareholder	**DRDGOLD** • Accomplish Vision 2028 • As part of our growth phase, ensure that employee safety, development, transformation and well-being take priority, underpinned by shared values • Through acquisitions, be able to offer integrated, sustainable tailings management solutions with international reach and by doing this, expand our role in environmental clean-up in the interest of sustainable land use, reduced pollution and societal upliftment • Implement various data initiatives and strategic information technology projects to consolidate our data and unlock value in data and analytics through "one source of the truth"	**DRDGOLD** • Consolidate all surface tailings in South Africa and look to international opportunities for surface mining **Ergo and FWGR** • Unlock land value and promote sustainable land use in collaboration with Government (Corridor of Freedom), state agencies / public / private partnerships and emerging operators **Water technology** • Optimise our water reticulation systems, and the use and re-use of grey or treated water in the form of acid mine drainage (AMD) and treated sewerage, to contribute to protection of South Africa's water resources **Technology** • Big data, next quantum steps in "cracking the code" and develop models in terms of integrated, sustainable tailings management solutions **Platinum group metals and battery metals** • Consider local and international opportunities through our anchor shareholder
Related production targets: • Monthly throughput capacity: 2.15 million tonnes • Annual gold production: 5.0 tonnes	**Related production targets:** • Monthly throughput capacity: 3.0 million tonnes • Annual gold production: 6.3 tonnes	**Related production targets:** • Monthly throughput capacity: 3.0 million tonnes and beyond • Annual gold production: 6.3 tonnes and beyond

DRDGOLD Annual Integrated Report 2024 32

Materiality process Our material issues are considered by our executive committee who are responsible for delivering our strategy, under the oversight of the Board, in an integrated manner to create sustainable value for our stakeholders. We have reviewed the application of materiality in our business relative to our value drivers, strategic imperatives, purpose, risks and opportunities to ensure alignment with the double materiality approach. In the current year, we engaged an external consultant to assist in assessing, reviewing and updating our materiality matters. This assessment process included application of the concept of double materiality to identify, firstly, those significant matters in the external environment influencing our performance and ultimately our ability to create economic value (financial materiality) and, secondly, the effect of DRDGOLD’s business activities on the economy, environment and society (impact materiality). This assessment will allow us to focus on those areas of our business that matter most from a value creation perspective in the short term (1 year), medium term (3 years) and long term (3 years onwards). Assessment outcomes We performed an analysis of our external and internal operating environment and identified 20 material matters which are grouped according to six broader themes aligned with our strategic focus areas, performance measurements, desired outcomes and outlook, and which are aligned with our most important value drivers. Next steps Our stakeholders' key interests are linked to our business model and strategic objectives and inform the way we manage our business. In FY2025, we will focus on engaging our key internal and external stakeholders to obtain their views on external impacts affecting our business so that we are able to corroborate our impact materiality assessment. Based on the outcomes of stakeholder engagement corroboration, we will develop a systematic rating approach for our material matters to determine the potential impact on our business cash flows as well as the impact on the economy, society and environment. Process followed to determine our material matters: Analysis of the DRDGOLD risk register Analysis of DRDGOLD risks against those of a selected peer group Consensus view on what really matters Analysis of investor rating agency and other organisational reviews Analysis of strategic and business model alignment Analysis of sector and macro trends against current risks Analysis of media insights against current risks Analysis of SASB and GRI topics against current risks Our materiality themes and matters Environmentally responsible operations Sustainable communities Managing human capital Regulatory and governance Profitability, business resilience and operational excellence Operational sustainability and growth • Responsible tailings management • Energy efficiency and carbon management • Responsible water use and supply security • Climate change resilience (incl. physical and transitional impacts) • Pollution prevention and waste control • Biodiversity and land conservation (incl. efficient rehabilitation) • Pro-active rehabilitation and responsible mine closure • Socio-economic development (incl. enterprise development) • Community engagement and relations (incl. employment and procurement) • Security issues • Employee health, safety and wellbeing (incl. fair and equitable remuneration) • Employee growth and development (incl. diversity and inclusion) • Respecting human rights • Legal and regulatory compliance excellence and good governance • Transparent and ethical business processes and mining practices • Information security (incl. cyber security) • Macro-economic, local- and geopolitical volatility • Resource efficiency and materials stewardship (incl. supply chain security) • Technological innovation and mechanisation to optimise and improve operational performance and profitability, and minimise impact on the environment • Pursuing operational sustainability and growth objectives through increased tailings capacity OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Materiality process and matters DRDGOLD Annual Integrated Report 2024 33 Consolidation of matters

Our material themes and matters In the following table, we detail our material themes and their related material matters, explaining how these are linked to our strategic focus areas, risks and the UN SDGs. These matters also inform the content of this integrated report and, where relevant, we provide a link to further information and discussion of the materiality topic in the report. Environmentally responsible operations Context/explanation: DRDGOLD’s aim is to reverse the environmental legacy of mining and to play a role in the sustainable use of reclaimed land. Our purpose, vision and values emphasise the importance of “cleaning up the environment” with a focus on the following strategic objectives: • Mitigating the impact that our operations have on the environment through the containment of dust and effluent • Minimising the burden our activities place on nature and natural resources • Rehabilitating and restoring areas impacted by mining Significant material matters identified: • Responsible tailings management • Energy efficiency and carbon management • Responsible water use and supply security • Climate change resilience (incl. physical and transitional impacts) • Pollution prevention and waste control • Biodiversity and land conservation (incl. efficient rehabilitation) • Pro-active rehabilitation and mine closure Related risks: • Climate change physical risks • Potable water scarcity and access and cost to secondary water sources Related opportunities: • Climate change transition • Biodiversity and land conservation initiatives • Water technology • Alternative green power solutions Related strategic focus area: Related SDGs: To read more about this, see: Climate change and renewable energy, P51 Environmental review, P73 Sustainable communities Context/explanation: One of the challenges DRDGOLD faces is society’s growing expectation for the private sector to step in where government fails to provide services that are typically the domain of the state. This continued lack of delivery into government’s social mandate is causing heightened frustration in communities that may spill over into protest action and social unrest that may disrupt our operations. Ongoing community engagement to seek solutions is therefore important to us, and provides the opportunity for new social partnerships to be formed and for increased collaboration on enhanced social capital for the benefit of both business and society. Our social value-add focuses on the realities faced by communities and aims to alleviate poverty and provide educational opportunities for the youth. Our aim is to enable communities to be self- sustainable by providing skills development in the areas of entrepreneurship and business acumen. Significant material matters identified: • Socio-economic development (incl. enterprise development) • Community engagement and relations (incl. employment and procurement) • Security issues Related risks: • Threat to social and operating licence and other permits • Deteriorating socio-political instability or social unrest Related opportunities: • Innovative ways to support our communities in a sustainable way • Implementation of Enterprise Development initiatives Related strategic focus areas: Related SDGs: To read more about this, see: Community engagement and support, P82 to 85 Our strategic focus areas Grow the business by replicating our business model - looking at PGMs and battery metals Optimally, profitably and sustainably mine our large surface gold resource Use technology and information to enhance operational performance, minimise impact on the environment Create a value-driven culture of employee safety, empowerment, diversity and inclusion Improve quality of life in communities surrounding our operations To read more on our strategy, see the section Strategy and outlook from page 26. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Materiality process and matters continued DRDGOLD Annual Integrated Report 2024 34 3 1 2 4 5 1 2 4 53

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Materiality process and matters continued

Managing our human capital

Context/explanation:

We believe our people are the most valuable part of our socio-technical system that makes up our business and we are committed to providing an environment that is positive and inclusive, where every team member feels valued. We seek to embed a values-driven culture of safety, mutual respect, empowerment, resilience, diversity and the desire to succeed. To realise the full potential of each individual, we focus on development and providing support to achieve organisational and personal goals. By promoting a culture of collaboration, we aim to enhance job satisfaction and drive organisational success.

Sound working relations and good communication are critical to sustaining a productive workforce without work interruptions. We regularly communicate with employees and foster two-way communication, so everyone has an opportunity to actively participate in meeting organisational goals.

Significant material matters identified:

- Employee health, safety and wellbeing (incl. fair and equitable remuneration)
- Growth and development of employees (incl. diversity and inclusion)
- Respecting human rights

Related risks:

- Skills retention / scarcity of critical skills and capacity
- Mental wellbeing of employees

Related opportunities:

- Creating a skilled and productive workforce

Related strategic focus areas:

1 2

Related SDGs:

5 Gender equality; 8 Decent work and economic growth

To read more about this, see:

Employee relations, P69

Regulatory and governance

Context/explanation:

DRDGOLD promotes discipline, transparency, accountability, responsibility and fairness to protect the interests of shareholders and employees alike to avoid conflicts of interest. To achieve sustained value, appropriate governance structures and processes are in place to ensure that we deliver against our strategy to create value for all stakeholders. The foundation of our governance framework is the commitment of our Board and management to effectively and ethically provide leadership and oversight and to incorporate the highest standards of good corporate governance.

Complexity and uncertainty within the regulatory environment and a lack of communication between government and regulators remain issues that require constant focus and resources. We are currently in the process of further enhancing our compliance structure to assist with the identification, assessment and monitoring of legislative requirements.

Significant material matters identified:

- Legal and regulatory compliance excellence and good governance
- Transparent and ethical business processes and mining practices
- Information security (incl. cyber security)

Related risks:

- Complexity of legal / regulatory requirements
- Information technology risk (incl. cyber security threats)
- Supply chain

Related opportunities:

- Mechanisation, automation and automated data collection, storage and reporting
- Increased focus on ESG objectives as the measure of success and setting of universal standards

Related strategic focus areas:

1 2 4

Related SDGs:

8 Decent work and economic growth; 12 Responsible consumption and production; 17 Partnerships for the goals

To read more about this, see:

Governance, P86

Operating context, P19

DRDGOLD Annual Integrated Report 2024 35

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Materiality process and matters continued

Profitability, business resilience and operational excellence

Context/explanation:

DRDGOLD is committed to achieving consistent profitability while maintaining a balanced risk profile. We recognise that taking calculated risks is essential for growth, but we aim to avoid excessive risk-taking that could jeopardise our financial stability or reputation.

We strive to optimise the business by finding ways to be more effective and efficient in what we do daily and in all the areas of operation. We endeavour to use technology and information to enhance operational performance and minimise our impact on the environment.

Significant material matters identified:

- Macro-economic, local and geopolitical volatility
- Resource efficiency and materials stewardship (incl. supply chain security)
- Technological innovation and mechanisation to optimise and improve operational performance and profitability and minimise impact on the environment

Related risks:

- Country/political risk
- Information technology risk (incl. cyber security threats)
- Potable water scarcity and access and cost to secondary water sources
- Supply chain risks
- Capital allocation

Related opportunities:

- Mechanisation, automation and automated data collection, storage and reporting
- Increase in mineral reserve and mineral resource base
- Water technology

Related strategic focus areas:

1 2

Related SDGs:

8 Decent work and economic growth; 9 Industry, innovation and infrastructure; 12 Responsible consumption and production

To read more about this, see:

Operational performance, P63

Operational sustainability and growth

Context/explanation:

We continue to pursue and fully develop the potential of our existing asset base. We position ourselves to grow and diversify our business by unlocking value and providing sustainable solutions to mine waste through specialist skills and technology.

Significant material matters identified:

- Pursuing operational sustainability and growth objectives through increased tailings capacity

Related risks:

- Limited tailings deposition facilities
- Eskom supply failure and increased cost
- Capital project progress and/or project execution risk
- Tailings management

Related opportunities:

- Increase in mineral reserves and mineral resources base
- Diversification into retreatment of PGM and battery metals tailings
- Additional TSF capacity unlocks further growth potential
- Alternative renewable energy solutions
- Increased focus on ESG objectives as the measure of success and setting of universal standards

Related strategic focus areas:

1 2

Related SDGs:

8 Decent work and economic growth; 12 Responsible consumption and production

To read more about this, see:

Operational performance, P63

DRDGOLD Annual Integrated Report 2024

36

Our Board is committed to representing a fair and transparent review of our stakeholder engagement. The stakeholders presented are those whom we believe to have a material interest in our business. We ensure timeous and efficient response to stakeholders’ issues and prioritise maintaining a good, long-term relationship with them. The Board ensures that communication on our performance is distributed to all stakeholders and the public through a broad range of channels. Identifying our main stakeholder groups We assess the role the stakeholder plays in delivering our strategic objectives over the short, medium and long term We analyse stakeholder impact and influence on our operational and financial performance We evaluate the stakeholder's role in addressing risks and highlighting issues that significantly impact on our business operations The table below identifies our main stakeholder groups, their key interests and how we communicate with them and respond to their concerns. Providers of capital Shareholders Debt funders • Investor roadshows for small groups and one-on-one meetings • Webcasts to targeted audiences • Various investor conferences • Financial and operating results presentations • JSE’s Stock Exchange News Services (SENS) • Media statements, website and social media (LinkedIn) • Growth prospects for the business • Progress and funding requirements for Phase II of the FWGR project • The Sibanye-Stillwater relationship • How we deliver on our ESG objectives including renewable energy projects • Rehabilitation activities and water technology • Ability to contain costs – specifically labour, electricity and mining inflation • Resilience to Eskom disruption • Share price performance and ability to pay dividends • Credibility and reputation • Stability within the mining industry • Overall operational and financial performance • Macro-economic factors such as gold price, exchange rates and interest rates • South African political and country risk • Communicate results in a timely and unbiased manner • External assurance on financial statements • Operational and financial risk management • Adherence to dividend policies • Prudent and effective capital allocation • Respond to investor concerns at forums such as results presentations and investor conferences • Managing our relationship with Sibanye-Stillwater from a governance perspective • Publish the ESG fact sheet • Developed processes and policies adhering to the COSO 2013 Framework and we disclose annual declarations in the financial statements and Form 20F on the effectiveness of internal controls Stakeholder groups Methods of communications Key interests Group response to interests OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Engaging with our stakeholders DRDGOLD Annual Integrated Report 2024 37

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Engaging with our stakeholders continued

Stakeholder groups	Methods of communications	Key interests	Group response to interests
Employees	• Workplace meetings • Formal workplace briefing procedures • Independent, anonymous tip-off line to report fraud or crime • Induction and refresher training • Monthly "future forum" meetings with organised labour • Short messaging service (SMS) • Notice boards • Intranet	• Job security • Fair remuneration • Career development and training • Health and safety • Growth of the business • Financial performance of the business • Fair treatment • Diversity and inclusion	• Proactive wage agreement negotiations • Provide ongoing training for skills acquisition and refresher initiatives • Implement various health and safety awareness campaigns • Maintain safe working conditions • Fair and transparent processes
Suppliers and specialist providers	• Numerous meetings • On-site engagement	• Sustainability of the local gold mining industry • Transparency in local and preferential procurement • Employment practices • Support and quality control • Financial performance and sustainability of the Group • Business training • Credibility and reputation	• Local procurement policies and procedures established and adhered to • Good employment practices • Adherence to safety requirements • Support and quality control • Monitoring the performance of service providers

Stakeholder groups	Methods of communications	Key interests	Group response to interests
Communities	• Community forums • Formal meetings with representatives of the Quarterly Dust Forum • Stakeholder engagement during authorisation processes • Individual stakeholder engagement of affected persons	• Local economic development • Job creation • Corporate social investment • Environmental impact • Health, safety and security related issues • Community human resources development	• SLP concluded geared towards entrepreneurship and poverty alleviation • Projects geared toward community development, in particular, our Sustainable Livelihoods Programme • Involvement in local community activities • Operate in a manner that does not harm the environment • Review community engagements
Government and regulatory authorities	• Engagement on draft regulations and bills • Formal engagement during authorisation processes • Provide formal approval of authorised activities • Written and verbal communications • Annual reports • Regulatory site visits, inspections and audits	• Licence to operate including water use licences, SLP execution, environmental management plan • Tailings dam safety • B-BBEE and employment equity compliance • Labour relations • Health and safety • Environmental impact • Mining Charter compliance • Prudent tax practices	• Adhere to various legislation and regulations • Availing parties to attend to compliance matters • Submit required statutory reports • Adhere to instructions and orders • Comprehensive taxation (income tax, PAYE and VAT) processes and policies in place • Timeous submissions to SARS and engagements on verifications and audits.
Media	• Interviews with the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) • Web alerts to analysts, media and investors • News releases on the Company's website	• Financial results • Corporate activity • ESG issues • Health and safety • Community-related topics	• Publish financial and operating news and results

DRDGOLD Annual Integrated Report 2024 38

At DRDGOLD, effective risk management is integral to our strategic planning and operational execution and ultimately supports the success of the business. Through proactive risk management, we aim to protect and create enduring value for our shareholders and other stakeholders while ensuring the sustainability of our operations. DRDGOLD’s risk management strategy and approach DRDGOLD follows an integrated risk management approach that aligns with our strategic and business objectives, processes and planning activities. Risk management is critical to the success of our business as it focuses on addressing uncertainties in a proactive manner with the aim of minimising threats, maximising opportunities, and optimising the achievement of our objectives. Our risk management processes are guided by an Enterprise Risk Management (ERM) Framework that includes an Integrated Combined Assurance Model and Risk Appetite and Tolerance Framework. The Framework is based on best practices standards and guidelines such as King IV – Report on Corporate Governance for South Africa 2016, the COSO (Committee of Sponsoring Organisations of the Treadway Commission) ERM Framework and the ISO 31000:2018 Risk management – Guidelines. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Material risks and opportunities DRDGOLD Annual Integrated Report 2024 39

Our risk management strategy is built upon five foundational pillars: We maintain strong governance practices as the cornerstone of our risk management processes. The Board through the Risk Committee is responsible for overseeing the overall risk management strategy for the Group including deciding the threshold of our risk appetite and tolerance. The Risk Committee annually reviews and approves the ERM Framework, Policy and Plan as well as reviewing risk information on a quarterly basis to ensure that risk is effectively understood and managed. Management is responsible for developing and implementing the necessary structures and processes to ensure effective risk management within the Company as well as the establishment of a risk-aware culture and the promotion of commitment to our values. The Group Risk Management Function is responsible for the overall governance of risk and for monitoring the success of controls and mitigation plans. Our philosophy towards risk management and commitment is communicated through the Risk Management Policy. We promote a strong risk culture throughout the organisation and encourage employees to take ownership of risk management within their areas of responsibility. Managing business risks and developing and implementing improvement opportunities forms part of an integrated performance-linked risk strategy. We have established a common risk language and risk consideration forms part of our decision-making processes at all levels. Ongoing training and communication initiatives re-enforce the importance of risk awareness within the organisation. Our risk management approach is closely aligned with our commitment to value creation. By balancing the potential risks and rewards associated with business decisions in pursuing our strategic objectives, we are able to enhance our ability to seize opportunities that drive growth and profitability - while ensuring that we create sustainable value for our shareholders and other stakeholders. In an increasingly complex and dynamic world, sustainability and resilience are vital to our long- term success. We recognise the importance of managing environmental, social, and governance (ESG) risks to ensure the sustainability of our operations. For more information on this, please refer to our Strategic approach to sustainability section on pages 3 to 4 of the ESG Fact Sheet 2024. Business continuity planning forms an integral part of our business planning and review processes as well as our ERM activities. By proactively identifying risks, embedding sustainable practices and maintaining operational flexibility, we effectively respond to disruptions which enables us to adapt and thrive in the face of uncertainty. Our commitment to strong risk management practices supports the achievement of our strategic goals and enhances our ability to navigate challenges in an uncertain environment. We are committed to continuously enhance our risk management capabilities to ensure that they remain robust, dynamic and capable of addressing emerging risks. As part of our combined assurance process, the ERM process, tools and methodologies annually undergo an internal self-assessment review and periodic reviews by an independent assurance provider to ensure that our risk management process, tools and methodologies remain effective and aligned with best practices. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Material risks and opportunities continued DRDGOLD Annual Integrated Report 2024 40 Governance Value creation Sustainability and resilience Continuous improvement Culture and communication

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

Risk appetite and tolerance

The ERM Framework includes our Risk Management Policy and Plan, and addresses the processes and methodology of Risk Appetite and Tolerance in the Company.

The setting of Risk Appetite and Tolerance is guided by the Group's strategic objectives, focus areas as well as value drivers.

The purpose of Risk Appetite and Tolerance is to:
- Support risk-informed decision making
- Ensure that risk-taking behaviour (in terms of downside and upside risks) is aligned with the Company's strategic objectives
- Support the application of risk transfer through the purchase of adequate insurance for the Group

Risk appetite is defined as "the amount and type of risk that an organisation is prepared to pursue, retain or take in pursuing the achievement of strategic objectives".

DRDGOLD recognises that it is inevitable that certain business risks are assumed and aims to approach risks in an informed and proactive manner so that the level of risk assumed is aligned with the potential business rewards.

The Company is risk averse with respect to risks that could:
- Negatively affect the safety and well-being of our employees
- Negatively affect our reputation
- Lead to breaches of laws, regulations and ethical values
- Compromise the safety and well-being of surrounding communities
- Endanger the future existence of the Company

Risk tolerance is defined as "the amount of risk the company is willing to bear/tolerate after risk treatment in order to achieve its objectives".

Various (risk) limits are already used in the Company for example measuring risk against a defined risk matrix, approval framework of authority, investment evaluation and approval criteria, etc. Certain Key Performance / Risk Indicators (KPIs / KRIs) such as tonnes throughput, gold production, cost, etc. forms part of risk tolerance as included in the above example. These are already monitored and reported on through various management forums. Quarterly, the Board conducts governance and oversight meetings during which significant aspects are considered and the performance of the business reviewed. Any misalignment with strategic and operational objectives are questioned and remedial actions sought which are duly monitored.

Further development of risk appetite and tolerance concepts are ongoing to ensure it continuously adds to value creation and the achievement of our strategic objectives.

DRDGOLD top risks

Our strategic risk profile remained mostly unchanged from the previous year, which aligns to the strategic direction of our business model that remained consistent. Most of the top risks are connected to the external environment (local and global conditions) in which the Company operates while ensuring that emerging risks are not overlooked and that they are proactively managed. The risk identification and response processes are informed by our integrated risk and assurance framework as depicted in the risk heatmap below:


Residual Risks
Impact
Minor
Can be readily absorbed
Significant
Can be managed under normal operational
Serious
Requires additional resources and management
Critical
Can be endured but has prolonged negative effect
Catastrophic
Disaster with potential collapse of business
PROBABILITY
Almost certain
Expect to occur
High
Probably will occur
Moderate
Should occur at some time
Likely
Could possibly occur
Unlikely
May occur in exceptional circumstances
3
4
2
1
10
9
8
11
12
5
6
7
Legend
Catastrophic: potential disaster that could lead to collapse of business and is fundamental to the achievement of objective.
Critical: event which can be endured but which may have a prolonged negative impact and extensive consequences.
High: event that requires substantial additional management and other resource inputs to contain.
Moderate: event which can be managed but requires additional resources and management effort.
Low: event which can be managed under normal operating conditions.

Top residual risk ranking

Top 12 strategic risks	Residual risk ranking	2023	2024	Changes
1 Limited tailings deposition facilities		1	1	risk unchanged
2 Country / political risks		2	2	risk unchanged
3 Security issues		3	3	risk unchanged
4 Eskom supply		4	4	risk unchanged
5 Threat to social and operating licences and other permits		5	5	risk unchanged
6 Information technology risk (incl. cyber security threats)		11	6	risk escalated
7 Capital project progress / execution risk		9	7	risk unchanged
8 Deteriorating socio-political instability or social unrest		7	8	risk unchanged
9 Complexity of legal / regulatory requirements		8	9	risk unchanged
10 Supply chain risks		10	10	risk unchanged
11 Climate change physical risk		0	11	new risk
12 Potable water scarcity and access and cost to secondary water sources		0	12	new risk

DRDGOLD Annual Integrated Report 2024

41

Change to top 12 residual risk ranking Risk Risk ranking (previous ranking in Italics) Comment Information technology risk (incl. cyber security threats) 6 (11) The increase in the number and severity of cyber-attacks specifically from a local South African perspective have increased the exposure to these types of risks. Although we already have a robust cyber security control environment in place, further intervention is required to ensure business continuity protocols and recovery programmes throughout the Group are effective to recover from these types of attacks. Climate change impact and action failure 15 (5) DRDGOLD is exposed to a growing number of changes and expectations that relate specifically to regulations and standards to address climate change. The likelihood of DRDGOLD failing to adopt or transition to climate change measures and reporting disclosures have decreased. This is attributable to a better understanding of regulatory requirements as well as measures introduced to address this risk. Climate change physical risks 11* The risk related to the change in climate is increasing both locally and globally with increases in frequency and intensity of extreme weather events, loss of biodiversity and other factors. Our operations consist of several reclamation sites over a vast footprint and large tailings storage facilities that are exposed to the physical impacts of these weather events which may cause severe damage to surrounding communities and the environment and interrupt operational activities. Several operational measures and protocols such as site planning, additional infrastructure, tailings facility dam breach assessments, etc. are in place to address the impact of these events. Further work however is necessary through climate change risk assessments to fully understand the impact to all critical business areas and the risk of business interruption from a short- to long-term point of view. This is also in line with requirements from the various local and international climate change-related standards. Potable water scarcity and access and cost to secondary water sources 12* Potable water scarcity risk refers to the potential for insufficient potable water availability and supply due to inadequate water infrastructure (including storage, treatment and distribution systems) from state utilities. Natural variability and climate change that may lead to extensive droughts can further exacerbate potable water scarcity. Failure to secure access to secondary water sources may also negatively impact production and may lead to operational disruptions. Access to these sources is also costly and can increase operational costs significantly. Inadequate water supply can also negatively impact the business from environmental, social and regulatory aspects and may lead to competition with other water users. DRDGOLD has over the past few years significantly invested in infrastructure and strategies to reduce the usage of and reliance on potable water. Research is ongoing to further optimise the water reticulation systems and utilisation / re-use of grey or treated water as well as to secure future access to water to to meet operational requirements. *New entries into top risks ranking OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Material risks and opportunities continued DRDGOLD Annual Integrated Report 2024 42

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

1. Limited tailings storage capacity

Linked materiality matters / opportunities	Risk context and potential impacts	Risk response
Materiality matters: Pursuing operational sustainability and growth objectives through increase of tailings capacity Responsible tailings management **Opportunities:** Additional TSF capacity unlocks further growth potential	Both our operations are dependent on large tailings facilities to deposit processed material. The size and scale of these facilities place them in a category of dam that is subject to strict and complex regulatory regime that requires, amongst other things, that regular safety audit reports are compiled and submitted to the dam safety regulator who may impose additional conditions or restrictions to use such facilities. Our existing tailings facilities are mature and are approaching the limits of their capacity at current deposit rates. This may in addition to the aforementioned conditions, attract more onerous requirements from the regulator. New capacity will soon be required to continue at the planned deposition rates as per the life of mine plan. The timing to have the new facilities is critical as a delay may result in reduced deposition rates or a halt in deposition, which will have an adverse financial impact on our business.	Construction of the Regional Tailings Storage Facility (RTSF) is currently in progress. In line with the life of mine plan modelling, beneficial occupation of the facility is targeted for the second half of the 2026 calendar year. Legal and regulatory processes for the recommissioning of the Withok TSF at Ergo are underway. In addition, more work is being performed on additional depositional capacity and our portfolio of assets examined holistically to determine optimal use.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2		• Social and Ethics Committee • Board

2. Country / political risk

Linked materiality matters / opportunities	Risk context and potential impact	Risk response
Materiality matters: Macro-economic and local and geopolitical volatility **Opportunities:** Alternative renewable energy solutions Water technology	South Africa presents several risks that span across economic, political and social dimensions – all which are contributing to the key risks recognised by the Group and each of which can impact business and investor confidence, operational efficiency and profitability. Political instability and changes in leadership structures within ruling parties brings about policy uncertainty that may affect long-term business planning and complex and often unpredictable regulations are increasing the cost of compliance and may also impact timely project execution. South Africa is also exposed to global geopolitical risks, including trade wars, sanctions and shifting international alliances, which could impact our supply chain and operating cost profiles significantly. In addition to these, failing public infrastructure and poor service delivery have eroded public trust and exacerbated social tensions.	Given the volatility of the South African operating context, the Company has an agile capital investment and business approach. Through participation in forums with local communities, industry and government, we remain abreast of political matters. It also adds to the strengthening of relationships with these key stakeholders. Further strategies such as implementation of alternative power generation, flexibility of resources, services and supplies are also implemented to address key risks linked to operating within the South African context.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 4		• Board

Our strategic focus areas

1	2	3	4	5
Grow the business by replicating our business model - looking at PGMs and battery metals	**Optimally, profitably and sustainably mine our large surface gold resource**	**Use technology and information to enhance operational performance, minimise impact on the environment**	**Create a value-driven culture of employee safety, empowerment, diversity and inclusion**	**Improve quality of life in communities surrounding our operations**

To read more on our strategy, see the section *Strategy and outlook* from page 26.

DRDGOLD Annual Integrated Report **2024** 43

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

3. Security issues

Linked materiality matters / opportunities	Risk context and potential impacts	Risk response
Materiality matters: Employee health, safety and well-being (including fair and equitable remuneration) Security issues **Opportunities:** Innovative ways to support our communities in a sustainable way	Our operations are continuously exposed to security-related issues such as organised crime, fraud, theft, bribery and corruption made worse by limited resources within the police. This may pose a threat to the business in terms of property damage, loss of goods, employees' safety and may result in operational disruptions and increased security costs.	We have deployed technology-enabled protection solutions with ongoing expansion which is inclusive of early-warning technology solutions and surveillance with a centralised observation centre. Liaison and building of relationships with law enforcement, local communities, government structures, NGOs, other mining houses and industry bodies are ongoing. Various informer and security networks are also in place aimed at addressing criminal activities.

Related strategic focus areas:	Capitals impacted:	Oversight
1 2 4 5		• Board

4. Eskom supply failure and increased cost

Linked materiality matters / opportunities	Risk context and potential impact	Risk response
Materiality matters: Energy efficiency and carbon management **Opportunities:** Alternative renewable energy solutions	Eskom is currently in distress and faces several challenges, like ageing infrastructure, cable theft, poor maintenance and financial pressure. These have resulted in frequent power outages and the continuous and significant rise in the cost of electricity. It is expected that electricity supply issues will continue for the foreseeable future. Power failures / outages and increased tariffs may negatively impact on our overall costs and operational efficiencies as well as our carbon footprint and pricing.	The use of emergency generators as well as the load curtailment agreements with Eskom assists in reducing the impact of power supply outage / failure. There is an ongoing and effective working relationship with Eskom through regular meetings which are held to assist in the proactive management of the load curtailment agreement in place. The solar PV facility and battery storage facility project is progressing well with the expected completion date of October 2024. The facility will contribute approximately half of Ergo's energy requirements further reducing the operation's electricity costs. Excess power generated will be wheeled through the Eskom grid with FWGR benefiting in decreased electricity costs through an offset arrangement.

Related strategic focus areas:	Capitals impacted:	Oversight
1 2 3		• Board

DRDGOLD Annual Integrated Report 2024 44

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

5. Threat to social and operating licence and other permits

Linked materiality matters / opportunities	Risk context and potential impacts	Risk response
Materiality matters: Socio-economic development (including enterprise development) Community engagement and relations (including employment and procurement) **Opportunities:** Innovative ways to support our communities in a sustainable way	Large parts of our operations are situated in urban areas where most of the communities that live near our facilities are in the grip of poverty and experience socio-economic stress. Poor service delivery by local government has caused communities to shift expectations to the private sector to provide essential services and for increased support and assistance. Poverty and high levels of unemployment have led to demands to participate in, and benefit from, the economic activities of our business. Failure to recognise these could result in miscommunication, misaligned expectations and loss of trust that in turn could threaten our social licence to operate.	DRDGOLD maintains an ongoing relationship with stakeholders such as government structures, local communities and NGOs to stay abreast with regulatory changes and updates as well as to be able to better understand the challenges faced. Our social development programmes are designed to improve the quality of life of communities in and around our operating footprint. Our commitments and initiatives are included in our social and labour plan (SLP) as well as several CSI projects which are continually monitored and reported on.

Related strategic focus areas:	Capitals impacted:	Oversight
1 2 3 5		• Social and Ethics Committee

6. Information technology risk (incl. cyber security threats)

Linked materiality matters / opportunities	Risk context and potential impact	Risk response
Materiality matter: Technological innovation and mechanisation to optimise and improve operational performance and profitability, and minimise impact on the environment Information security (incl. cybersecurity) **Opportunity:** Mechanisation, automation and automated data collection, storage and reporting	Information technology (IT) risk refers to the potential for adverse outcomes resulting from the use, operation or adoption of IT systems and processes. These risks include amongst other cybersecurity threats, data loss and corruption, system downtime and outages, compliance and regulatory risks as well as data privacy risks. This can impact the confidentiality, integrity and availability of data and IT services, that can negatively affect business operations and ultimately may result in production downtime.	With reliance on data and technology as well as ongoing focus on innovation and technology, DRDGOLD realises that it remains imperative that appropriate cyber and data security controls are implemented as mitigation against sophisticated cyber-attacks. Data and cybersecurity are prioritised as a critical cornerstone of the Group's IT strategy and are tailored to be both preventive and responsive. Focus areas include data encryption, data access management, data backup and recovery, advanced threat detection, security awareness training, regular penetration testing, multi-factor authentication, etc. In line with the risk and assurance processes, various programmes have been implemented over the last two years to ensure that a high level of cyber security resilience is maintained throughout the business in both IT and operational technological (OT) systems and infrastructure. These programmes included: • The establishment of a Data Governance Council to oversee data governance and risk mitigation in line with regulatory and best practice requirements • The implementation of an online platform that facilitates ongoing self-assessments for continuous monitoring of cyber security controls • Annual independent assurance reviews Ongoing external cyber expert consultations further ensure the alignment with best practice in cyber security standards as well as the identification of any potential gaps in security and communications platforms.

Related strategic focus areas:	Capitals impacted:	Oversight
2 3		• Board • Risk Committee • Audit Committee

DRDGOLD Annual Integrated Report 2024

45

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

7. Capital project progress / execution risk

Linked materiality matters / opportunities	Risk context and potential impacts	Risk response
Materiality matter: Pursuing operational sustainability and growth objectives by increasing our tailings capacity **Opportunity:** Innovative ways to support our communities in a sustainable way	Economic and market conditions together with regulatory and supply chain challenges as well as pressures from key stakeholders may impact project delivery and returns. Failure to develop and operate projects in line with expectations and forecasts could negatively impact our business performance and overall profitability as well as our strategic growth objectives.	Robust project governance and management processes have been put in place to ensure that our expected project deliverables are met. These include: • allocating appropriate project resources (skills / systems) • rigorous planning and monitoring processes • good stakeholder relationships • appropriate assurance structures Progress feedback also forms part of the quarterly Board oversight meetings.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 3		• Board • Investment Committee

8. Deteriorating socio-political instability or social unrest

Linked materiality matters / opportunities	Risk context and potential impact	Risk response
Materiality matter: Socio-economic development (including enterprise development) Community engagement and relations (including employment and procurement) **Opportunity:** Innovative ways to support our communities in a sustainable way	South Africa remains at high risk of social unrest due to high unemployment, rising inequality and increased lawlessness. Continuous lack of service delivery at all levels of government and political instability adds to the sense of frustration. This has led to increased demands on operations as well as an increased potential of violent strikes that could cause damage to property, harm to people and disruption to operations.	It remains imperative to acknowledge and understand the dynamics and needs of the surrounding communities. In order to best do so we strive to improve our engagement and communication strategies with local governments and community leaders through various initiatives. We are continuously ensuring the successful roll-out of our social and labour plans (SLP) and CSI initiatives. There is a community engagement structure in place which involves regular engagement and ongoing strengthening of relationships with local communities, government structures and NGOs. To ensure the security of employees and Company property there are physical and access control measures in place including physical infrastructure such as barriers and fencing. Security measures include deployment of technology-enabled protection solutions and ongoing expansion, which is inclusive of early warning technological security solutions and surveillance cameras with a centralised observation centre. There are continuity measures in place such as incident protocols and a social unrest emergency response plan.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
4 5		• Social and Ethics Committee

DRDGOLD Annual Integrated Report 2024 46

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

9. Complexity of legal / regulatory requirements

Linked materiality matters / opportunities	Risk context and potential impacts	Risk response
Materiality matter: Legal and regulatory compliance excellence and good governance Transparent and ethical business processes and mining practices **Opportunity:** N/a	Complexity and uncertainty within the regulatory environment are exacerbated by ineffective and under-resourced regulators. Lack of communication between government and regulators remains an issue that may increase the cost of compliance. Changes to legislation and ambiguities in government policy continue and those that are adverse to our business and growth projects may result in increased project costs, potential delays and they may also affect future planning.	Legal and regulatory processes are well defined to enforce compliance. Various frameworks are in place to ensure that the Group is compliant with applicable rules and regulations, and that these include a formal financial control framework, a governance framework and a legal compliance framework. On an ongoing basis, we continuously engage with our stakeholders, collaborate with other mining companies and leverage relationship through the Minerals Council South Africa.

Related strategic focus areas:	Capitals impacted:	Oversight
1 2		• Board

10. Supply chain risks

Linked materiality matters / opportunities	Risk context and potential impact	Risk response
Materiality matter: Resource efficiency and materials stewardship (incl. supply chain security) **Opportunity:** Implementation of Enterprise Development initiatives	Supply chain risks are influenced by various factors including infrastructure and logistical challenges, currency fluctuations (including Rand volatility) as well as global supply chain challenges such as geopolitical volatility, increased inflation and shipping challenges. This may be further exacerbated by the increase in the frequency and severity of natural disasters such as severe weather, floods and earthquakes which may further increase this risk. The unavailability and increased cost of critical materials and equipment may negatively affect production, while inflationary pressure on the cost of supplies and services may lead to an increase in operating costs. Growth projects may also be adversely affected by delays in supplies and capital equipment which may ultimately result in failure to deliver into our business plan.	Our supplier management process includes the monitoring of supply chain risks to ensure that we effectively respond to these. Mitigation strategies include securing of key supply requirements through supplier contracts, critical inventory management, continuously seeking diversification of our supplier pool, investing in new technologies or seeking alternatives to current key supplies such as reagents. Building strong relationships with our key suppliers is key to effective communication and trust. In addition, continuous enhancement of real-time visibility across the supply chain allows us to quickly identify disruptions, bottlenecks or delays.

Related strategic focus areas:	Capitals impacted:	Oversight
1 2		• Board

DRDGOLD Annual Integrated Report 2024 47

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

11. Climate change physical risk

Linked materiality matters / opportunities	Risk context and potential impacts	Risk response
Materiality matter: Climate change resilience (incl. physical and transitional impacts) **Opportunity:** Enable biodiversity and land conservation initiatives	The risk of climate change is increasing both locally and globally. There is an increase in the frequency and intensity of extreme weather events, higher temperatures, loss of biodiversity and other factors that increase the risk. Our operations include a number of reclamation sites over a vast footprint and large tailings storage facilities that are exposed to the physical impacts of these weather events which may cause severe damage and interrupt operational activities.	It remains a priority to ensure that the impact of severe weather events on employees, surrounding communities and our operational processes are limited when they happen. Measures include operational protocols, site planning and additional infrastructure to absorb the impact of these events. Further work is also currently in progress to better understand the physical impact that climate change may have not only from a short-term point of view but also over the long term to ensure that mitigation measures are appropriate. This is also in line with requirements from the various local and international climate change related standards.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 3 4 5		• Board

12. Potable water scarcity and access and cost to secondary water sources

Linked materiality matters / opportunities	Risk context and potential impact	Risk response
Materiality matter: Responsible water use and supply security **Opportunity:** Water technology	Potable water scarcity risk refers to the potential for insufficient potable water availability and supply due to inadequate water infrastructure (including storage, treatments and distribution systems) from state utilities. Natural variability and climate change that may lead to extensive droughts can further exacerbate potable water scarcity. Failure to secure access to secondary water sources may also negatively impact production and may lead to operational disruptions. Access to these sources is also costly and can increase operational costs significantly. Inadequate water supply can also negatively impact the business from an environmental, social and regulatory aspect and may lead to competition with other water users.	DRDGOLD has invested in infrastructure and strategies to reduce the usage of and reliance on potable water. Research is ongoing to further optimise the water reticulation systems and utilisation / re-use of grey or treated water as well as to secure future access to water to fulfil our operational requirements.
Related strategic focus areas:	**Capitals impacted:**	**Oversight**
1 2 3		• Board

DRDGOLD Annual Integrated Report 2024 48

Opportunities – risk and reward The following graph shows how opportunities create value through the level it addresses risk while aligning to strategy. Occurred Expected to occur Should occur at some time Opportunities 1 Increase in Mineral Reserves and Mineral Resources base 2 Diversification into PGMs and battery metals 3 Additional TSF capacity unlocks further growth potential 4 Increased focus on ESG objectives as the measure of success and setting of universal standards 5 Mechanisation, automation and automated data collection, storage and reporting 6 Water technology 7 Alternative renewable energy solutions 8 Enable biodiversity and land conservation initiatives 9 Climate change transition 10 Innovative ways to support our communities in a sustainable way 11 Implementation of Enterprise Development initiatives OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Material risks and opportunities continued DRDGOLD Annual Integrated Report 2024 49

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Material risks and opportunities continued

Opportunities		Background / context	Status	Updated
1	Increase in Mineral Reserves and Mineral Resources base	We continue to evaluate further opportunities for both Ergo and FWGR in pursuit of regional consolidation to the East and West of Johannesburg.	Previously reported	Occurred - expect to incorporate further resources in future
2	Diversification into PGMs and battery metals	Our relationship with Sibanye-Stillwater adds an important dimension to our strategy in that it provides an opportunity for intra-group growth by way of stronger alignment and integration. Sibanye-Stillwater is a global player that has built up a vast network in both gold and platinum group metals and is now also venturing into metals used in the generation and storage of green energy.	Previously reported	Expected to occur at some time
3	Additional TSF capacity unlocks further growth potential	The additional TSF capacity in the process of being developed at both Ergo and FWGR, places us in a favourable position to unlock further growth potential through obtaining additional resources.	Previously reported	Expected to occur
4	Increased focus on ESG objectives as the measure of success and setting of universal standards	In the increasingly important areas of a circular economy, ESG and sustainability, our work could become the measure of success of what we call "evidence of our presence" and could become a universal standard where large-scale mining takes place.	Previously reported	Expected to occur
5	Mechanisation, automation and automated data collection, storage and reporting	We want to further integrate our system of information flow and data capturing. Key focus areas will remain the assurance of the integrity of data, protecting it from interference, maintaining the quality of information and managing its flow and use with the view to optimising our control and management systems, in the pursuit of "big data" opportunities in future.	Previously reported	Occurred - first step in the consolidation of data stored in a data-lake currently in progress
6	Water technology	With technology, we have the opportunity to optimise our water reticulation systems, utilisation and re-use of grey or treated water in the form of acid mine drainage (AMD) particularly for expansion. We also have the opportunity to work with government and other stakeholders in solving water supply constraints in South Africa.	Previously reported	Expected to occur
7	Alternative renewable energy solutions	Excess power, generated through alternative renewable energy solutions, may be "wheeled" onto the national grid or to other operations and alleviate power supply shortages in South Africa. The Ergo solar project presents strong returns, cost optimisation and improved carbon footprint.	Previously reported	Occurred - Ergo solar project currently under development
8	Enable biodiversity and land conservation initiatives	By addressing the risk, the company can enhance its resilience, minimise regulatory and reputational risks, and contribute to sustainable development goals while safeguarding biodiversity for future generations.	New	Expected to occur
9	Climate change transition	Looking into technologies such as electric trucks to reduce diesel consumption at our sites.	New	Expected to occur
10	Innovative ways to support our communities in a sustainable way	Our social development programmes are designed to improve the quality of life of communities in and around our operating footprint and aims to alleviate poverty and provide educational opportunities to the youth. Our capital projects create job opportunities for community members and local suppliers.	New	Occurred
11	Implementation of Enterprise Development initiatives	Enterprise Development offers opportunity to support local economic growth and the empowerment of businesses within the area that we operate.	New	Expected to occur

DRDGOLD Annual Integrated Report 2024 50

We produce gold from mine waste, using mostly grey water, and we now produce renewable energy from our solar PV plant at Ergo. We aspire to enhance our value proposition and to grow our profile as a surface reclamation specialists to produce, in addition to gold, the metals that will drive a green economy. This value proposition is integrated into the strategic objective “use technology and information to enhance operational performance and to minimise the impact on the environment”. The risk assessment process to identify the key risks which could impact our ability to deliver on our strategic focus area associated with ESG matters is integrated with an enterprise- wide risk management process overseen by the Risk Committee. We identified the following two key risks related to climate change which remain part of our top 12 risks. Climate change physical risk The risk of climate change is increasing both locally and globally. There is an increase in the frequency and intensity of extreme weather events, higher temperatures, loss of biodiversity and other factors that increase the risk. Our operations include a number of reclamation sites over a vast footprint and large tailings storage facilities that are exposed to the physical impacts of these weather events which may cause severe damage and interrupt operational activities. Potable water scarcity and access and cost to secondary water sources Potable water scarcity risk refers to the potential for insufficient potable water availability and supply due to inadequate water infrastructure (including storage, treatment and distribution systems) from state utilities. Natural variability and climate change that may lead to extensive droughts can further exacerbate potable water scarcity. Failure to secure access to secondary water sources may also negatively impact production and may lead to operational disruptions. Access to these sources is also costly and can increase operational costs significantly. Inadequate water supply can also negatively impact our business from an environmental, social and regulatory perspective and may lead to competition with other water users. Strategy Climate change is arguably the greatest risk to global prosperity and economic growth. Investors are increasingly focusing on evaluating the carbon emission profile and decarbonisation potential of their assets and holding gold in a portfolio ensures resilience in response to potential impacts caused by climate change. However, investors note that gold is a mined product, and the gold producers are primarily responsible for the embedded emissions in the gold supply chain. DRDGOLD is now a member of the World Gold Council whose RGMPs address all material ESG risks associated with gold mining and also focus on advancing the UN Sustainable Development Goals. Nearly all the greenhouse gas (GHG) emissions associated with gold are produced from mining operations and primarily from the consumption of electricity. Electricity purchased from Eskom contributes more than 95% of the total current reported carbon emissions of our Group's operations. DRDGOLD now has the opportunity to put forward revised energy strategies that are driven as much by cost efficiency, security of energy supply and future resilience, but simultaneously demonstrate action on emission reduction and meeting the net zero targets as put forward in the Paris Agreement. The biggest mining sector decarbonisation lever is a cleaner electricity supply and the electrification of mobility and stationary machinery, reducing Scope 1 and Scope 2 emissions. Thus, setting a clear path towards decarbonised operations would allow South Africa’s mining sector to be a prime destination for global long-term investments. The Ergo solar PV facility and integrated BESS is expected to reduce our Group' carbon emissions by approximately 50%. FWGR's expansion will require the use of additional power which will increase the shortfall of renewable energy consumed within our operations. DRDGOLD is therefore considering wheeled renewable energy and has taken some steps towards this. The carbon emission strategy is divided into two separate phases which will be linked to the expansion plans of FWGR’s RTSF and DP2 expansion. Phase I of the decarbonisation strategy entails: • Securing another renewable energy source that can offset current carbon emissions. Phase II of the decarbonisation strategy entails: • Once the FWGR expansion is completed, additional renewable power will be required to further reduce the Group's carbon emissions by following phase I of the decarbonisation strategy. This may come from a combination of wheeled renewable energy and a potential expansion of Ergo's current 60MW solar PV facility. Potable water scarcity Another climate change-associated risk is potable water scarcity particularly in South Africa. The Group has invested significantly over the past years in water technology solutions to reduce its reliance on potable water by maintaining a closed-water circuit to maximise the use of grey water. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Climate change and renewable energy DRDGOLD Annual Integrated Report 2024 51

The reality is that there are currently still areas particularly in the metallurgical process of our plants which require the use of potable water such as the elutions process. The risk of droughts caused by climate change therefore poses a significant risk to our ability to produce gold. Investing in water conservation, efficiency measures and additional reticulation - the increased use of contaminated water in the form of treated sewage and acid mine drainage will reduce the impact on such a scarce resource and have a positive impact on the receiving environment. These initiatives will further ensure that we do not compete with communities for water. Refer to the Environment review section on page 73 for a detailed analysis of water technologies and consumption in our operations. The value created by investing in renewable energy alternatives and potable water reduction technologies is explained below: Value created for the business: • Reduced cost of producing gold • Secure and uninterrupted production • Reduction in carbon footprint and alignment to climate targets and decarbonisation (net zero) pathways • Reducing vulnerability to climate transition risks and shocks such as the introduction of carbon tax • Fixed electricity tariffs and escalation rates • Back-up capabilities • Longer life-of-mine • Generation of carbon credits ê Impact on the environment, economy and society: • Lower carbon emissions as part of the green transition and decarbonisation of our economy • Reduction in the water burden in South Africa • Creation of jobs in our society • Reduced spillages and inefficiencies caused by power dips • Remaining tied to the Eskom national grid with the potential of generating excess power to be wheeled back into the grid • Reduced electricity demand freeing up capacity to mitigate load shedding at large OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Climate change and renewable energy continued DRDGOLD Annual Integrated Report 2024 52

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Value-creating governance – a summary

The Board and value creation

DRDGOLD's governance framework is overseen by a unitary, diverse and multi-skilled Board which plays a pivotal role in determining the Company's strategic direction, delivery on that strategy and optimising value creation.

Guided by the Company's values and purpose, the Board provides effective, responsible and ethical leadership and is committed to ensuring that sound standards of corporate governance guide all that we do. Its duties and responsibilities are in turn guided by a formal charter that is reviewed annually.

DRDGOLD applies the governance principles advocated by King IV to achieve the following governance outcomes – an ethical culture, good performance, effective control and legitimacy. Disclosure on the application thereof can be found on the Company's website: https://www.drdgold.com/about-us/governance.

Board's key focus areas

During 2024, the Board had a strategic session, during which it endorsed the prevailing strategy and deliberated on the value that would be generated by a decarbonisation strategy and plant expansions. The Board is satisfied that the strategy and business plans do not give rise to risks that have not been thoroughly assessed by management and that considerations relating to the long-term sustainability of the business underpin strategy formulation.

Key areas of focus FY2024

- Overseeing delivery of group strategy
- Capital allocation for decarbonisation and business expansion
- Materiality assessment of climate change
- Implementation of Board evaluation recommendations
- Oversaw launch of enterprise and supplier development programme

Planned focus areas FY2025

- Capital infrastructure development for Vision 28
- Leadership succession planning
- Delivering on group strategy
- Review Board evolution

Board expertise

In selecting non-executive directors, every effort is made to ensure that their combined skills and expertise are relevant to DRDGOLD's business, and strategic and growth priorities.

Board composition

The Board comprises nine directors, six of whom are independent non-executive directors; two are executive directors. An independent non-executive director has been appointed as lead independent director to support and advise the Board chairman.

The roles of the chairman and chief executive officer are clearly defined in the board charter, demonstrating a clear balance of power and authority at Board level. To read more about our directors, see page 87.


Board skills matrix
Board experience 100%
Strategic development 78%
Financial 56%
Governance/legal 56%
Mining 33%
Stakeholder management 22%
Environment and sustainability 22%
0%
50%
100%

Delivering in line with King IV

King IV principle	Responsible committee	Action taken during the year
Ethical and effective leadership	Board	• Set the tone for a culture of ethics and responsible corporate citizenship • Established a management structure that would align with the strategic objectives • Received directors' declarations of conflicts of interest
Strategy, performance and reporting	Board	• Monitored strategy implementation through quarterly board and committee meetings
Appropriate balance of knowledge, skills, experience, diversity and independence	Nominations	• Assessed the composition of the board • Conducted an independent evaluation of the Board, its members and its committees
Structured and delegated authority	Board	• Revised the terms of reference for the Board and committees • Revised the framework of authority for monitoring and execution of strategy
Assurance and controls	Audit / Risk	• Examined the independent assurance on the Group's internal controls, governance systems and risk management systems
Stakeholder relationships	Social and Ethics	• Reviewed the inclusive stakeholder engagement approach to ensure balanced interests, needs and expectations of stakeholders with the best interests of the Company



DRDGOLD Annual Integrated Report 2024 53

Board characteristics Having a diverse and inclusive board promotes diversity of thought, unique insights and perspectives, and enhances decision-making, benefitting all stakeholders. Diversity of background, experience, identity, race and gender helps to ensure a range of views at Board and committee meetings. Average age: 56 years Younger than 60 years of age: 67% Board independence 6 2 1 Non-executive (Independent) Executive (non-independent) Non-executive (non-independent) Gender diversity 67% 67% 33% 33% Male Female —% 25% 50% 75% 100% 2024 2023 Racial diversity 44% 44% 56% 56% Black White —% 25% 50% 75% 100% 2024 2023 Board tenure and rotation While there is no tenure limit or prescribed retirement age for directors, there is a roster of three-yearly director rotation and re-election. The directors due for rotation at the forthcoming AGM are Riaan Davel, Edmund Jeneker and Prudence Lebina. Board tenure (years) 2 5 2 Less than 1 year 1-5 years 5-10 years More than 10 years Average period of tenure: 9 years For more detail on our corporate governance, see the section Corporate governance, from page 91. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Value-creating governance – a summary continued DRDGOLD Annual Integrated Report 2024 54

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Value-added statement

When we discuss creating value for our stakeholders, we define this as long-term sustainable value.

Building personal relationships with our stakeholders is not just good business, it is what we stand for. Operating in an urban setting, there are various economic, social, regulatory, community and environmental influences we need to navigate to ensure long-term sustainability.

Value-added statement[1]

	2024 Rm	2024	2023 Rm	2023
Value-added				
Sale of precious metals	**6 240**	**96 %**	5 496	94 %
Income from investments	**262**	**4 %**	319	6 %
Income from disposal of property, plant and equipment and financial instruments	**1**	**—**	10	—
Total economic value created	**6 503**	**100 %**	5 826	100 %
Value distributed				
Suppliers				
Paid to suppliers for materials and services	**3 635**	**56 %**	3 182	55 %
Employees				
Salaries, wages and other benefits (excluding PAYE)	**527**	**8 %**	480	8 %
Community				
Total social capital spend	**36** LA	**1 %**	39 LA	1 %
Government				
Current taxation	**100**	**2 %**	286	5 %
PAYE	**208**	**3 %**	183	3 %
Providers of capital				
Dividends to ordinary shareholders[2]	**345**	**5 %**	732	13 %
Interest on borrowings	**3**	**—**	4	—
Total economic value distributed	**4 854**	**75 %**	4 906	84 %
Re-invested in the Group	**1 649**	**25 %**	920	16 %

[1] *The value we created and distributed for FY2023 has been amended for closer alignment to GRI 201: Economic performance.*

[2] *Dividend declaration in respect of FY2024 includes the final dividend of 20cps declared in August 2024. Dividend declaration in respect of FY2023 includes a final dividend of 65cps declared in August 2023.*

LA Limited assurance


Value distributed
2024
56%
19%
11%
8%
3%
2%
1%
Paid to suppliers for materials and services
Re-invested in the Group
Providers of capital: dividends to ordinary...
Employees: salaries, wages and other ben...
PAYE
Government: current taxation
Community: total social capital spend


Value distributed
2023
58%
14%
9%
9%
6%
3%
1%
Paid to suppliers for materials and services
Re-invested in the Group
Employees: salaries, wages and other ben...
Providers of capital: dividends to ordinary...
Government: current taxation
PAYE
Community: total social capital spend

DRDGOLD Annual Integrated Report 2024 55

Our performance Our network of assets is unrivalled in South Africa and our focus is optimising these assets to increase gold production. Our performance P57 Chief Financial Officer’s review P61 Three-year review P63 Operational performance P65 Safety and health review P69 Employee relations P73 Environmental review P81 Innovation and digitalisation P82 Community engagement and support OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2024 56

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Chief Financial Officer's review



Riaan Davel / Chief Financial Officer

"With every tonne we process, we execute our business model for more stability in this exciting growth phase and continue to roll back the environmental legacy of mining, adding to the quality of life for all our stakeholders."

In a financial year filled with delays in "switching over" to new sites which impacted throughput, and the mining of more high-cost clean-up and legacy sites which impacted costs, we are proud of the resilience shown in achieving the results we did in an increasing gold price environment. We did not meet our gold production and cash operating cost guidance. However, we progressed our extensive capital programme as planned, and have set up the business for greater stability in our future growth phase.

For the Group, gold production decreased by 5% year-on-year while cash operating costs per kilogram increased by 20%, evidencing local and world-wide pressure on costs and decreased output. With the average gold price received increasing by 20% to R1 248 679/kg, we generated net cash inflow from operating activities of R1 845.2 million.

After capital spend of R2 985.7 million and a cash dividend payment of R731.7 million, we still ended the financial year with cash and cash equivalents of R521.5 million.

After declaring an interim dividend during the financial year of 20 cents per share, we declared a final dividend of 20 cents per share. This marks the Company's seventeenth consecutive financial year in which it is paying a dividend. The dividend yield at 30 June 2024 was 2.5% and we are delighted to continue paying dividends while prioritising capital expenditure in this growth phase. We have also secured an overall facility of R2 billion with Nedbank Limited for five years.

With every tonne we process, we execute our business model and continue to roll back the environmental legacy of mining, adding to the quality of life for all our stakeholders.

As set out in the value added statement on page 55, and in the context of re-investment in the Company there was an decrease of 1% in the total economic value distributed year-on-year. We made economic contributions to various stakeholders, including shareholders, suppliers, employees, communities and the fiscus. Consequently, as a business, we continue to add value to the South African economy.

In FY2025, we look forward to a better volume profile, navigation of cost pressures, and cash generation, and will take further steps to set up the expansion of both operations.

We also look forward to reaping the benefits from our solar project investment.

Financial performance scorecard

		2024	2023
Gold produced	kg	5 002	5 282
	oz	160 818	169 820
Gold sold	kg	4 989	5 273
	oz	160 400	169 531
Volume throughput	Mt	22.3	23.0
Cash operating costs	R per kg	833 536	697 382
All-in sustaining costs	R per kg	946 848	827 148
Average gold price received	R per kg	1 248 679	1 041 102
Operating profit	Rm	2 081.3	1 819.0
Operating margin	%	33.4	33.1
Capital expenditure	Rm	2 985.7	1 145.2
Free cash flow	Rm	(1 197.4)	469.1
Borrowings	Rm	—	—
Dividend declared	cps	40	85

Gold production

The Group's gold production for the year decreased by 5% to 5 002kg, reflecting a 3% decline in throughput from 23.0Mt to 22.3Mt, and a 2% decrease in the average yield from 0.229g/t to 0.225g/t.

Gold production at Ergo decreased by 7% to 3 639kg, mostly due to the reduction in tonnages throughput which was impacted by the late commissioning of the 5L27 and 4L3 sites. The Department of Water and Sanitation (DWS) requested unanticipated design amendments and studies for the 4L3 site which resulted in further delays in obtaining approvals for the Water Use Licence (WUL). Furthermore, community-related disruptions for inclusion in projects experienced at the 5L27 site in the first half of FY2024 led to production from this site being delayed until late January 2024. Throughput was sustained by the addition of high-grade remnant sites, resulting in a significant clean-up of these sites in the region *albeit* at a higher cost. Yield at Ergo declined marginally from 0.227g/t to 0.226g/t.

Gold production at FWGR increased by 1% from 1 351kg to 1 363kg mainly due to a 9% increase in tonnage to 6.2Mt. The average yield decreased by 7%, from 0.237g/t to 0.221g/t due to the lower head grade of the top-layer material reclaimed at Driefontein 3.

Cash operating costs

Total cash operating costs increased by 14% from R3 688.1 million to R4 193.3 million. Ergo's cash operating costs increased by 12% from R3 183.2 million to R3 571.0 million as a result of the significant increase in contract reclamation costs and machine hire costs driven by the reclamation of material at clean-up sites. FWGR's cash operating costs increased by 23% from R504.9 million to R622.3 million due to operating Driefontein 3 and Driefontein 5 simultaneously, one of which is a clean-up site. Furthermore, costs were aggravated by an increase in reagent consumption driven by the increased acidity and coarser nature of material reclaimed from Driefontein 3. Electricity costs have also spiked given the longer pumping distance to Driefontein 3. Group cash operating costs per kilogram were 20% higher at R833 536/kg compared to R697 382/kg in FY2023, reflecting the increase in total cash operating costs for Ergo and FWGR, and a decrease in the gold sold.

All-in sustaining costs (AISC)

AISC increased by 8% from R4 361.5 million to R4 724.1 million, due mainly to increases in cash operating costs and a decrease in sustaining capital expenditure for both operations. Group AISC was R946 848/kg compared to R827 148/kg in FY2023.

Ergo's AISC was R1 066 948/kg compared to R895 741/kg due to an increase in cash operating costs and the increase was offset by a decrease in sustaining capital expenditure from R266.1 million to R244.3 million. FWGR's AISC was R543 553/kg compared to R545 780/kg, due to an increase in cash operating costs and the increase was offset by a decrease in sustaining capital expenditure from R205.1 million to R77.8 million.

DRDGOLD Annual Integrated Report 2024 57

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Chief Financial Officer's review continued

Operating profit

Operating profit was 14% higher at R2 081.3 million in FY2024 from R1 819.0 million, mainly due to a 20% increase in the average Rand gold price that was partially offset by cost pressures that resulted in a 14% increase in cash operating costs.

Our profits are sensitive to fluctuations in the gold price as we are a price taker and do not enter into hedges or forward contracts, unless in response to a specific business risk, such as liquidity.

The diagram below illustrates the impact that a 20% increase or decrease in the average Rand gold price would have had on our FY2024 revenue and operating profit, keeping all other variables constant.

Revenue

20% decline
in gold price = R(1.2) billion

20% increase
in gold price = R1.2 billion

Operating profit

20% decline
in gold price = R(1.2) billion

20% increase
in gold price = R1.2 billion

The table below illustrates a five-year analysis of operating profit at each level of the average gold price received.

Historical operating profit

	Average gold price received	Cash operating costs	Total operating profit*
	R per kg	R per kg	Rm
2020	768 675	482 417	1 562.1
2021	917 996	540 338	2 170.7
2022	894 409	600 875	1 685.1
2023	1 041 102	697 382	1 819.0
2024	**1 248 679**	**833 536**	**2 081.3**

** Comprising Ergo and FWGR operating profit of R991.4 million (2023: R923.6 million) and R1 089.8 million (2023: R895.4 million) respectively.*

Dividend declared

We declared a dividend of 40cps in respect of FY2024, despite a substantial increase in investment in capital expenditure delivering on our policy to pay out a dividend in respect of each financial year. Although we remain debt free and the gold price remains at elevated levels, our extensive capital programme to reposition our business may require us to supplement liquidity with external debt and in such instances, we are not averse to declare a dividend from positive operational cash flows.

Summarised group statement of profit and loss

	2024 Rm	2023 Rm
Revenue	6 239.7	5 496.3
Cost of sales	(4 429.9)	(3 911.0)
Gross profit from operating activities	1 809.8	1 585.3
Other income	2.0	10.4
Administration expenses and other costs	(199.3)	(172.9)
Finance income / (expense) – net	204.5	263.6
Profit before tax	1 816.9	1 686.4
Income tax	(488.2)	(405.0)
Profit for the year	1 328.7	1 281.4

Revenue

Revenue increased by 14% to R6 239.7 million, comprising R4 524.9 million by Ergo and R1 714.8 million by FWGR. This is due mainly to the 20% increase in the average gold price received from R1 041 102/kg to R1 248 679/kg.

Cost of sales

Cost of sales is mainly made up of materials, labour, electricity, contractors and depreciation and increased to R4 429.9 million in FY2024 from R3 911.0 million in FY2023.



Operating costs (%)
2024
30%
20%
18%
14%
8%
4%
5%
1%
Materials
Contractors
Labour
Electricity
Other
Security expenses
Machine hire
Water

Administration expenses and other costs

Administration expenses and other costs increased mainly as a result of inflation.

Included in administration expenses and other costs in FY2024 is the expense for the equity-settled long-term incentive scheme which increased by 20% from R22.0 million to R26.4 million due to the higher grant date fair value for recent grants.



Operating costs (%)
2023
32%
18%
17%
15%
8%
4%
4%
2%
Materials
Labour
Contractors
Electricity
Other
Security expenses
Machine hire
Water

DRDGOLD Annual Integrated Report 2024

58

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Chief Financial Officer's review continued

Finance income/(expense) – net

Finance income decreased from R334.3 million to R280.8 million, mainly as a result of the decrease in cash and cash equivalents held during the year.

Finance expense increased from R70.7 million to R76.4 million. Included in the finance expense is the unwinding of provision for environmental rehabilitation of R56.3 million compared to R46.2 million in FY2023.

Income tax

Income tax comprises R99.6 million (FY2023: R286.3 million) for current tax and R388.6 million (FY2023: R118.7 million) in deferred tax. Less tax was paid during the year as Ergo was not in a tax paying position due to higher capital expenditure on the solar power plant and battery energy storage system and less tax paid by FWGR as a result of higher capital expenditure on the RTSF.

Deferred tax increased as a result of an increase in the forecast weighted average deferred tax rate of Ergo from 22% to 25% due to an increase in profitability, which was primarily driven by the increase in forecast gold prices and expected electricity savings from the solar power plant and battery energy storage system.

The forecast weighted average tax rate for FWGR remained at 29% for FY2024. Deferred tax also increased as a result of high capital expenditure on both operations for which redemption of capital was applied.

Summarised group statement of financial position

	2024 Rm	2023 Rm
Non-current assets		
Property, plant and equipment	**6 794.9**	3 909.5
Investments in rehabilitation obligation funds and other funds	**912.5**	789.7
Other non-current assets [1]	**226.0**	208.3
Deferred tax asset	**23.4**	32.8
Current assets		
Inventories	**460.0**	413.6
Current tax receivable	**33.1**	40.6
Trade and other receivables	**479.0**	288.6
Cash and cash equivalents	**521.5**	2 471.4
Total assets	**9 450.4**	8 154.5
Equity	**6 889.4**	6 274.1
Non-current liabilities		
Provision for environmental rehabilitation	**616.8**	562.1
Deferred tax liability	**958.0**	560.7
Liability for post-retirement medical benefits	**10.4**	10.5
Non-current portion of lease liabilities	**22.3**	28.4
Current liabilities		
Trade and other payables	**917.4**	700.5
Other current liabilities [2]	**36.1**	18.2
Total equity and liabilities	**9 450.4**	8 154.5

[1] *Includes payments made under protest and investments in other entities of R45.6 million (FY2023: R39.7 million) and R180.4 million (FY2023: R168.6 million) respectively.*

[2] *Includes current portion of lease liabilities of R6.9 million (FY2023: R11.3 million) and current tax liabilities of R29.2 million (FY2023: R6.9 million).*

Property, plant and equipment

Capital additions for the year were R3 113.9 million. Capital spend at Ergo related mostly to the development of the solar power plant and the battery energy storage system.

Capital spend at FWGR related to coils purchased for the pipelines and construction of the RTSF. More information is provided in the Operational performance section on pages 63 to 64.

Investments in rehabilitation obligation funds and other funds

Rehabilitation obligation funds

The use of the funds in the Guardrisk cell captive is restricted and may only be used for environmental rehabilitation activities within the DRDGOLD group of companies. The increase is a result of interest earned.

Other funds

During the current year, premiums were paid into the Guardrisk cell captive for the build-up of self-insurance for the Group's directors and officers. The increase in the balance is also as a result of interest earned.

Other non-current assets

Included in non-current assets are equity investments at fair value through other comprehensive income of R180.4 million (FY2023: R168.6 million). This is comprised mainly of DRDGOLD's 11.3% interest in Rand Refinery Proprietary Limited, the fair value of which was estimated at R166.8 million at 30 June 2024 compared to R156.3 million at 30 June 2023.

The fair value is estimated using the income approach and discounted cash flow method, with both observable and non-observable inputs. The increase is due mainly to an increase in the enterprise value of the refining operations of Rand Refinery, which increased as result of a significant increase in forecast commodity prices, despite increases in forecast operating costs and forecast capital costs.



DRDGOLD Annual Integrated Report 2024 59

Inventories Included in inventories is R250.7 million relating to consumable stores (FY2023: R232.7 million), R105.6 million of gold bullion (FY2023: R82.8 million), R79.9 million gold in process (FY2023: R67.9 million) and R23.8 million ore stockpiles (FY2023: R30.2 million). Trade and other receivables Included in trade and other receivables is R273.3 million of VAT receivables (FY2023: R56.6 million) which includes VAT from imported goods receivable as a result of the import of the battery energy storage system. Subsequent to year end, these monies were refunded back to Ergo. Prepayments includes prepayments made towards capital projects of R123.5 million mainly relating to the RTSF, solar PV facility and BESS and other acquisitions (FY2023: R185.5 million relating to the solar PV facility and BESS). Cash and cash equivalents Cash and cash equivalents decreased by R1 949.9 million (FY2023: decreased by R54.2 million) after paying dividends of R731.7 million (FY2023: R515.3 million), capital expenditure of R2 985.7 million (FY2023: R1 145.2 million) and paying income tax of R72.5 million (FY2023: R314.8 million). Provisions for environmental rehabilitation The provision for environmental rehabilitation increased by R54.7 million to R616.8 million as a result of the following: • Change in estimate recognised in profit or loss of R11.6 million, reducing the liability as a result of updated survey results on remaining historical spills at Ergo • Change in estimate recognised in property, plant and equipment of R34.7 million, increasing the provision mainly as a result of double digit inflationary increases on vegetation rates driven by higher machine hire rates and cost of lime • Payments of R24.7 million (FY2023: R15.1 million) made for vegetation of 25ha of the Brakpan/Withok TSF and 15.1ha of the Driefontein 4 TSF decreasing the provision • Unwinding of R56.3 million (FY2023: R46.2 million) was recognised increasing the provision Deferred tax liability The deferred tax liability increased due mainly to an increase in the forecast weighted average deferred tax rate of Ergo from 22% to 25% due to an increase in profitability which was primarily driven by the increase in forecast gold prices and expected electricity savings from the solar power plant and battery energy storage system. The forecast weighted average tax rate of FWGR has remained at 29% for FY2024. Deferred tax also increased as a result of high capital expenditure on both operations for which redemption of capital was applied. Trade and other payables The increase in trade and other payables is as a result of an increase in provisions and accruals. The current ratio has decreased from 4.5:1 in FY2023 to 1.6:1 in FY2024. Summarised group statement of cash flows 2024 2023 Rm Rm Net cash inflow from operating activities 1 845.2 1 655.6 Net cash outflow from investing activities (3 042.6) (1 186.5) Net cash outflows from financing activities (750.7) (532.2) Net decrease in cash and cash equivalents (1 948.1) (63.1) Effect of exchange rate fluctuations on cash (1.7) 8.9 Cash and cash equivalents at the beginning of the year 2 471.4 2 525.6 Cash and cash equivalents at the end of the year 521.5 2 471.4 Included in net cash flows from operating activities: Working capital changes (123.8) 44.2 Trade and other receivables (296.2) 19.9 Payment made under protest (12.8) (12.6) Consumable stores and stock piles (12.9) (13.6) Trade and other payables 198.1 50.5 Net cash flows from operating activities Free cash outflow was R1 197.4 million in comparison with free cash inflow of R469.1 million in FY2023, mainly due to the increase in capital spend of R1 840.5 million during the year. Free cash flow is a measure used as a key performance indicator (KPI) in our short-term incentive scheme and is an indicator of the Company’s ability to generate healthy cash flows from its operating activities to fund future expansions, declare dividends and maintain low gearing. It is calculated by deducting cash flow from investing activities from cash flow from operating activities. Net cash flows from investing activities Net cash flow from investing activities comprises capital expenditure of R2 985.7 million (FY2023: R1 145.2 million) and environmental payments to reduce decommissioning liabilities of R23.4 million (FY2023: R13.8 million). Working capital changes Working capital changes amounted to a cash outflow of R123.8 million in comparison with a cash inflow of R44.2 million in the previous year, mainly as a result of an increase in trade and other receivables offset by an increase in the trade and other payables balance at year end. Free cash flow (Rm) 926.4 1 126.8 871.6 469.1 (1 197.4) Free cash flow (Rm) 2020 2021 2022 2023 2024 -1600 -1200 -800 -400 0 400 800 1200 Capital spend Rm 2020 181.1 2021 395.7 2022 584.1 2023 1 145.2 2024 2 985.7 Outlook We guide output for FY2025 of between 155 000 ounces and 165 000 ounces of gold (depending by and large on volume throughput) and cash operating costs at approximately R870 000/kg. Planned total capital investment for the year is approximately R3.5 billion as we embark on our journey to position DRDGOLD for growth. Riaan Davel / Chief Financial Officer 28 October 2024 OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Chief Financial Officer's review continued DRDGOLD Annual Integrated Report 2024 60

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Three-year review

		2024	2023	2022
GROUP OPERATING RESULTS				
Ore milled	'000t	**22 268**	23 032	28 189
Yield	g/t	**0.225**	0.229	0.203
Gold produced	kg	**5 002**	5 282	5 720
	oz	**160 818**	169 820	183 902
Gold sold	kg	**4 989**	5 273	5 714
	oz	**160 400**	169 531	183 709
Average price received	R/kg	**1 248 679**	1 041 102	894 409
	$/oz	**2 077**	1 823	1 829
Cash operating costs	R/kg	**833 536**	697 382	600 875
	$/oz	**1 386**	1 221	1 229
Sustaining capital expenditure	Rm	**324.8**	476.3	496.4
All-in sustaining costs	R/kg	**946 848**	827 148	721 684
	$/oz	**1 575**	1 449	1 476
GROUP PERFORMANCE INDICATORS				
Operating margin	%	**33.4**	33.1	32.9
All-in sustaining costs margin	%	**24.3**	20.6	19.4
Headline earnings per share	cps	**154.1**	148.2	130.7
Return on equity	%	**19.3**	20.4	20.7
ASSET AND DEBT MANAGEMENT				
Free cash (outflow) / inflow[1]	Rm	**(1 197.4)**	469.1	871.6
Current ratio	times	**1.6**	4.5	4.9
Debt to equity ratio		**-**	-	-
Interest cover[2]	times	**-**	-	13.9
Net asset value per share	cents	**797**	726	629
MARKET VALUE AND SHAREHOLDER RETURNS				
Market price per share	cents	**1 570**	1 992	988
Ordinary shares in issue		**864 588 711**	864 588 711	864 588 711
Market capitalisation	Rm	**13 574**	17 223	8 542
Price earnings ratio	times	**10.2**	13.4	7.5
Market / book ratio	times	**2.0**	2.7	2.0
Dividend declared per share[3]	cents	**40**	85	60
Dividend yield	%	**2.5**	4.3	6.1

[1] *Cash flow from operating activities less cash flow from investing activities.*

[2] *No interest cover ratio for FY2024 and FY2023 as we do not have external borrowings at year end.*

[3] *Includes dividend of 20cps declared subsequent to year end, in respect of FY2024.*

DRDGOLD Annual Integrated Report **2024**

61

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Three-year review continued

		2024	2023	2022
GROUP SUSTAINABILITY INDICATORS				
Total economic value distributed	Rm	**4 853**	4 906	4 450
Value distributed to employees - salaries, wages and other benefits	Rm	**735**	663	650
Total socio-economic development spend	Rm	**51.3** LA	55.2 LA	52.9 LA
Fatalities		**1** LA	— LA	— LA
Lost time injury frequency rate		**1.15** LA	1.49 LA	1.84 LA
Reportable injury frequency rate		**0.46** LA	1.08 LA	0.66 LA
Women in mining (% of total staff)	%	**25**	25	23
Historically disadvantaged South Africans	%	**78**	75	74
Cyanide	tonnes	**6 189** LA	5 996 LA	6 824 LA
Scope 1 CO_2 emissions	tonnes	**9 095** LA	8 570 LA	8 103 LA
Scope 2 CO_2 emissions	tonnes	**316 393** LA	359 909 LA	406 634 LA
Total CO_2 emissions	tonnes	**325 607** LA	368 581 LA	414 835 LA
Electricity consumption	MWh	**312 333** LA	333 249 LA	376 513 LA
Diesel consumption	litres	**879 532** LA	951 788 LA	782 333 LA
Natural gas consumption	GJ	**118 590** LA	104 806 LA	108 506 LA
Potable water sourced externally	Ml	**988** LA	2 380 LA	2 642 LA
Total dust exceedances		**6** LA	12 LA	28 LA
Concurrent vegetation of tailings storage facilities	hectares	**40** LA	25 LA	58 LA
Land rehabilitated and clearance from National Nuclear Regulator	hectares	**—** LA	30 LA	24 LA
Land clearance applications lodged with the National Nuclear Regulator[1]	hectares	**41** LA	—	16
EXCHANGE RATES				
Average rate	R:US$	**18.70**	17.76	15.21
Closing rate	R:US$	**18.19**	18.83	16.27

[1] *During the materiality process undertaken, a decision was made to assure land clearance applications lodged with the National Nuclear Regulator (NNR) from FY2024*

LA *Limited assurance*

DRDGOLD Annual Integrated Report 2024

62

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Operational performance

Our operations are based on ultra-volume and almost nano-gold extraction. Our model is extremely sensitive to volume and extraction efficiencies. Rising costs and diminishing grade means that we need to optimise every tonne by reclaiming as much gold from it as we can. Maintaining the required throughput capacity is an essential element of unit cost management (R/t). This involves establishing and maintaining the requisite infrastructure to deliver the right mix at the appropriate rate to the plant, while implementing measures to counteract throughput risk.

2024	Ergo	FWGR	Group
Volume throughput ('000t)	16 101	6 166	22 268
Gold production (kg)	3 639	1 363	5 002
Yield (g/t)	0.226	0.221	0.225
Cash operating costs per kilogram (R/kg)	974 764	458 207	833 536

2023	Ergo	FWGR	Group
Volume throughput ('000t)	17 334	5 698	23 032
Gold production (kg)	3 931	1 351	5 282
Yield (g/t)	0.227	0.237	0.229
Cash operating costs per kilogram (R/kg)	809 199	368 206	697 382

Overview of Group operations

The Ergo plant currently treats around 1.65Mtpm of material. On average, a total of 500ktpm is delivered by City Deep, 400ktpm by Knights through one of the two Elsburg lines, 250ktpm by the newly commissioned 5L27 line, 350ktpm from the Rooikraal TSF and 150ktpm from the Benoni/Van dyk line.

The Knights plant and City Deep operate as a milling and pump station and feed material to the Ergo metallurgical plant. Material treated is then deposited onto the Brakpan / Withok TSF. With Knights' rapidly depleting reserves, opportunities are being evaluated to reclaim material from more challenging environments such as remnants left from historic mining activities and environmentally sensitive areas like wetlands, resulting in the rehabilitation of severely degraded areas. High grades make the difficult areas more profitable. Ergo performed significant clean-up of the high-grade remnant sites and seven legacy sites have been brought to the point where we will apply for closure, including radiation clearance.

FWGR's Driefontein plant 2 (DP2) metallurgical plant currently treats up to around 0.5Mtpm of material from Driefontein 5 and Driefontein 3. Material is deposited on the Driefontein 4 TSF.

Our metallurgical plants use carbon-in-leach (CIL) metallurgical processes to recover gold from slurry. Most of the Group's reclamation activities involve the reclamation of slime. Monitor guns are operated by trained individuals with direct high-pressure water jets at targeted areas. The slime is dislodged and mixed with water and the resulting slurry is pumped to the metallurgical treatment plant for processing. Sand is reclaimed using mechanical front-end loaders, repulped with water on vibrating screens and pumped to the plants.

A key priority for Ergo is to obtain regulatory approvals for the construction of additional storage capacity to sustain its life of the mine. Regulations that govern water usage are extremely complex. The complexity of the system, a deeply rooted commitment within the Department of Water and Sanitation to certain design and environmental containment methodologies and the global industry and regulatory sentiment on tailings management and design have led us to commit to TSF designs that involve both synthetic liners to protect ground water retention and a combined centre line / downstream dam wall in the early stages of the facility.

Research and development

Partnership with Wits School of Chemical and Metallurgical Engineering

Our partnership with the University of the Witwatersrand (Wits) School of Chemical and Metallurgical Engineering saw Ergo continue funding appropriate research projects by post-graduate students with a view to improving Ergo's operating efficiencies and the evaluation of alternative process options. We are now in year two of the 5-year extension, in terms of this partnership Ergo will contribute funding of R1.5 million per year.

In-house research capability

Ergo enhanced its research capabilities in 2019 and 2020. Additional metallurgical resources were recruited, and a second research facility was constructed and equipped, also servicing our rapidly growing interest of DRDGOLD on the Far West Rand.

South African Minerals to Metals Research Institute

DRDGOLD continues to support the South African Minerals to Metals Research Institute, an association of major players in the minerals industry, academia and government with the vision and strategy of promoting the sustainable development of the South African minerals processing industry through the development of globally competitive, innovative technology driven by people with world-class skills.

Information and communication technology

Our aim is to establish an information technology platform capable of rapid and dynamic integration of ever-evolving technology tools, to adapt to a changing reality and to consider our position on automation both with regard to:

- Its potential impact on employment
- Our position on the nature of the interface or social relationship between people and automated technology

We must develop capacity and the skillset to execute and to integrate the logistical ability to move large volumes, turn environmental liabilities into profit, have adequate information, analysis and test work and ensure that management systems fit.

These include optimising costs, productivity for industrial machinery at Ergo, creating more robust processes and systems for near real-time outputs based on integrated inputs to deliver on approved long-term plans. Refer to page 81 for the Innovation and digitisation section for more information on the various other projects currently underway.



DRDGOLD Annual Integrated Report 2024

63

ERGO operations Production Gold production at Ergo decreased by 7% from 3 931kg to 3 639kg mostly due to reduced tonnage throughput resulting mainly from the late commissioning of the 5L27 and 4L3 sites. The DWS requested unanticipated design amendments and studies for the 4L3 site which resulted in further delays in obtaining approvals for the WUL. In addition, the community- related disruptions for inclusion in projects experienced at the 5L27 site in the first half of FY2024 led to production from this site being delayed until late January 2024. Throughput was sustained by the addition of high-grade remnant sites, resulting in a significant clean-up of these sites in the region albeit at a higher cost. Importantly, seven sites have been brought to the point where we will apply for closure, including radiation clearance. The average yield declined marginally from 0.227g/t to 0.226g/t. The ball mills make a relatively high-grade material contribution to the Ergo plant and allow for systematic reclamation and treatment of previously untreatable coarse sand material through the plant. The reclamation of these remnant sites makes a significant contribution to the rehabilitation efforts in the Benoni Cluster area and the project is expected to continue for at least a further four to five years. Milling of sand continued at the City Deep plant, which will cease in the near future. Remnant sand resources in the old Crown Mines and City Deep areas are targeted with a view of final land clearance and rehabilitation of a number of legacy reclamation areas. In addition to the final clearance of the land, a significant contribution to the operational profitability of the City Deep section is realised. Tailings storage facility (TSF) The Brakpan/ Withok TSF is duly registered in terms of Chapter 12 of the National Water Act (Act No. 36 of 1998). It is a Category 3 dam, described as “Large” and carrying a Hazard Rating of “Significant”, which renders it subject to a strict safety monitoring and reporting regime and that imposes the obligation on the operator to periodically compile and submit independent Dam Safety Audit Reports. The Dam Safety Office of the Department of Water and Sanitation is required to consider these reports and may impose, by way of directive, such conditions as it deem to appropriate. Ergo is in compliance with the requisite reporting regime, having compiled and submitted reports in 2013, 2018, and 2021, accompanied by such design amendments as required by the envisaged deposition regime. Whilst Ergo has as yet not received any directive that restricts or inhibits its current and future deposition regime of 1.65 million tonnes per month, the Brakpan/ Withok TSF is a mature facility subject to a strict compliance regime, and it may in response to any of the aforementioned reports attract more onerous conditions from the regulator. Ergo plans to maintain the aforementioned deposition rate for only three more years before moving onto the adjacent Withok TSF, having formally filed an application with Department of Water and Sanitation to have it recommissioned. Because of the strategic significance of deposition, Ergo continuously evaluates the remainder of its portfolio of assets to determine the best for each, be it to reclaim it as a resource, or to repurpose it as a TSF. Capital projects Ergo’s capital spend was R2 354.6 million. The majority of the spend was on the construction of the solar power PV plant and the battery energy storage system (BESS). The project remains on track with 20MW now operational, 40MW being substantially completed, and the addition of 160MWh BESS underway. For more information on the solar PV project, refer to pages 51 to 52 for the Climate change and green energy section. The next key project for Ergo is the recommissioning of the Withok TSF to maintain throughput and potentially increase its current life of mine, with additional reserves. Although Daggafontein is currently classified as Mineral Reserve, the TSF has been evaluated for its ability to accept tailings and remains an option as an additional TSF if required. FWGR operations Production Gold production at FWGR increased by 1% to 1 363kg mainly due to a 9% increase in tonnage from 5.7Mt to 6.2Mt. Yield decreased by 7% from 0.237g/t to 0.221g/t due to the lower head grade of the top-layer material reclaimed at Driefontein 3. Clean-up of remnant material is ongoing at Driefontein 5. Tailings storage facility (TSF) The Driefontein 4 TSF is an upstream cyclone depositioning TSF at a capacity of 500kt per month. From 2026, depositioning is scheduled to reduce as the TSF is expected to reach full capacity. The construction of the RTSF commenced on 5 June 2024 and when completed, will have a depositional capacity of 600ktpm available in the second half of the 2026 calendar year, increasing to 1.2Mtpm in the 2027 calendar year. The use of the Sibanye-Stillwater Leeudoorn TSF remains a viable interim alternative to FWGR until such time that the RTSF will have depositional capacity. Capital projects FWGR’s capital spend for FY2024 was R756.6 million, majority of which was spent on coils purchased for the pipelines and the construction of the the RTSF. FWGR is also currently busy obtaining permits for the installation of pipeline infrastructure. OUTLOOK Ergo's near and medium-term outlook, with its newly commissioned reclamation sites and the added benefit of 60MW of renewable power, is positive and it is well positioned to deliver on its strategy to add at a capital cost of approximately R3.1 billion, funded substantially from ongoing operations, potentially another 14 years of production. At FWGR, we anticipate a capital investment of some R7 billion over the next five years, with beneficial occupation of the RTSF targeted for the second half of the 2027 calendar year. Monthly throughput capacity of 1.2 million tonnes at the Driefontein 2 plant is planned for the second half of the 2026 calendar year. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Operational performance continued DRDGOLD Annual Integrated Report 2024 64

1.15 LA Lost time injury frequency rate We are responsible for the safety of our employees and our assets and therefore take whatever measures required to protect them from harm in the workplace. Overview Our employees are our most valuable asset and to deliver into our strategy, we must maintain a physically and emotionally safe workplace by promoting a culture of safety, combining training and equipment appropriately and maintaining a culture of continuous learning. SAFETY AND HEALTH REVIEW AT A GLANCE Number of fatalities: one LA 0.46 LA (first fatality in five years) Reportable injury frequency rate (RIFR) OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Safety and health review DRDGOLD Annual Integrated Report 2024 65

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Safety and health review continued

Health and safety management

In South Africa, the three main pieces of legislation which must be complied with are the:

- Mine Health and Safety Act (MHSA)
- Occupational Diseases in Mines and Works Act
- Compensation for Occupational Injuries and Diseases Act

In addition, policies and procedures are in place to ensure the safe operation of our mines. The Social and Ethics Committee, through delegation by the Board, is accountable for the health and safety of employees. A risk assessment team is in place to implement the risk management process from a health and safety perspective. Treating of injuries is part of our duty of care therefore several employees are trained in different levels of first aid. Ergo has an on-site clinic for immediate medical evaluation and where employees are monitored frequently until they are declared fit for duty. Ergo makes use of a private hospital to provide further medical treatment when necessary. FWGR makes use of the services of Fountain Private Hospital located approximately 2km from the operation with Princemed, a private medical operator, as an emergency response team.

All permanent employees are required to be members of a private medical aid scheme. The Group subsidises two-thirds of the total member contribution except FWGR, which contributes 60% for Category 4 to 8 employees and 50% for the rest of the employees. During FY2024, the Group contributed R52.5 million (FY2023: R50.8 million) to private medical aids on behalf of employees. In addition, we employ a part-time occupational health practitioner, three permanent nurses and retain the services of a private medical emergency response team to ensure our employees receive quality medical treatment at our operations.

In continuously striving for this, we ultimately deliver into UN SDG 8: Decent work and economic growth.

8 DECENT WORK AND ECONOMIC GROWTH

	Ergo	FWGR	2024	Ergo	FWGR	2023
Number of fatalities	1[LA]	—[LA]	1[LA]	—[LA]	—[LA]	—[LA]
Reportable injuries	4	—	4	6	2	8
RIFR	0.53[LA]	—[LA]	0.46[LA]	0.96[LA]	1.87[LA]	1.08[LA]
LTI	9	1	10	9	2	11
LTIFR	1.18[LA]	0.92[LA]	1.15[LA]	1.44[LA]	1.87[LA]	1.49[LA]
Minor injuries	28	0	28	15	1	16
Total hours worked (millions)	7.6	1.1	8.7	6.3	1.1	7.4
Part-time health and safety representatives	171	11	182	179	11	190
Ratio of part-time health and safety representatives to one employee	1:13	1:20	1:16	1:14	1:20	1:16
Section 54 notices	1	—	1	—	1	1
Section 55 Notices	0	—	—	2	1	3

[LA] *Limited assurance*

DRDGOLD Annual Integrated Report 2024 66

Safety and health activities Our health and safety strategy aims to reduce and ultimately eliminate health and safety threats through regular monitoring of our permanent and contracted employees. All our operational sites are continuously monitored for hazards and risks, which are ranked in terms of severity, duration of exposure and probability of a negative outcome. All visitors to our sites are made aware of safety hazards and emergency procedures through our induction process. Community members, including illegal miners, are made aware of the hazards of accessing mine property by means of safety signs at all our reclamation and deposition sites. As part of our risk management, we undertake weekly safety topic updates, weekly and monthly contractors’ meetings and annual inductions to ensure safety and health communication and engagement with our employees and contractors on site. Various safety and health campaigns were also initiated during FY2024. Safety campaigns Integrated safety management solution initiative As part of Ergo’s goal of achieving zero harm, an integrated risk management solution was implemented in 2020, which is underpinned by international standards. This application consists of several integrated modules: a baseline risk assessment module, an evaluation module, a job safety analysis module, a planned task observation module and an investigation module. A risk assessment team is in place to perform an initial assessment on risks to continuously identify existing hazards and possible events. The risk assessment team will also ensure that the appropriate hazard mitigation actions are in place. During the financial year, FWGR commenced with the process to implement the integrated risk management tool as well. The risk module is a vital tool, not only for assessing risk, but also to ensure that risks are managed accordingly using the hierarchy of controls. Codes of practices, procedures and baseline risk assessments As part of our ongoing commitment to zero harm, all codes of practices and procedures are reviewed periodically to ensure that they contain the most up to date information for employees to work safely. These procedures are then briefed to all relevant employees by their supervisors. In addition to this, employees attend annual discipline procedure facilitated training. 'I chose to look the other way' campaign at FWGR In an effort to minimise the incidents and reported near misses in the workplace, a safety awareness initiative was undertaken with the famous safety poem ‘I chose to look the other way’ by Don Merrell. The purpose of this poem was to get fellow employees to take responsibility for both their own safety and the safety of other employees who work close to them. The poem was shared with employees and contractors, posted on all the notice boards and analysed at all safety meetings.The poem highlights the regret an employee would face if you saw a fellow employee taking a risk but failed to act. The poem demonstrates that speaking up about unsafe acts can save lives and help develop a positive safety culture within the organisation. Employees were also given an opportunity to give practical examples about the practicalities of the poem relating to their daily work environment to guarantee the understanding of what the poem means. During the campaign, a video relating to the message of the poem was played to all employees and contractors at the weekly safety meetings. The main aim of this campaign was to minimise the number of incidents or near misses being reported and simultaneously create an environment in which employees take into account that: • Each and every employee is their brothers’ keeper • It is required of each employee to remain vigilant to unsafe activities and respond appropriately instead of being ignorant or complacent The meaning behind this poem is also in compliance with Section 22 of the MHSA, which requires all employees to take care of the health and safety of the other people they are working with. Safety performance incentive system at FWGR FWGR initiated a reward incentive system for safety performance which is still in its inception phase and aiming to stimulate improved performance from the safety representatives and foreman in identifying, reporting and safely addressing hazards to minimise incidents. The criteria used to select the best safety representative is the number of actioned reports for the month and for the foremen, the workplace safety files and the hazards identified in their sections are checked. Festive season campaign On the 2nd of October 2023 the DMR issued an instruction to all mines for the monitoring of health and safety to be intensified during the remaining period of 2023. Our operations responded with the following initiatives: • Alcohol testing at point of entry was increased from 50% to 70% over the period • Random drug testing was conducted upon entry to all the main plants • A health and safety day was held at each of the operations where the following topics were brought to employees' attention: • No job is so important that it cannot be done safely • Fatigue awareness • Noise-induced hearing loss awareness • Dust control importance • Each employees was issued a hard hat sticker 'No job is so important that it cannot be done safely' as a continuous reminder • Employees were also issued booklets on fatigue management, which explained how to recognise and manage fatigue. Fatigue awareness posters were displayed in workshops and tea rooms • Weekly walkabouts were continued, with employees encouraged to continue to work safely • A 'safety minute' video clip covering different topics was introduced and communicated to all employees via SMS and posted on the DRDGOLD intranet Vuli Mehlo 'stay alert' safety campaign at FWGR Due to numerous incidents of property damage and near misses reported due to employees inadequately assessing the situation before taking action, the Vuli Mehlo campaign was introduced to increase situational awareness and minimise these incidents. This campaign was communicated in all safety meeting platforms and posters placed on all notice boards where employees and contractors are able to see them. On 29 November 2023, campaign t-shirts were issued to all employees during the Christmas party to further drive the message by reminding employees of their and others' safety. This was a specific reminder to all employees to work safely during the 2023 festive season. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Safety and health review continued DRDGOLD Annual Integrated Report 2024 67

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Safety and health review continued

Health and wellness campaigns

World AIDS Day initiative

World AIDS Day was celebrated at the Ergo operations where employees were given the opportunity to attend HIV voluntary counselling and testing.

Comprehensive health screening such as cholesterol, blood pressure and weight monitoring were also part of this wellness initiative.

In addition, an optometrist was available for vision screening and spectacle prescriptions for employees that required them. A physiotherapist and dietician were also available to educate employees on cultivating and maintaining a healthy lifestyle.

Old Mutual was also available to assist employees to update their policies and advise on any policy-related queries.

A flu vaccination drive was held on all operations at the beginning of the winter season.

Health poster campaigns

A number of health poster campaigns were held during the year which included information on:

- Silica dust
- Noise-induced hearing loss (NIHL awareness)
- Fatigue awareness and management

These were posted on notice boards, shared during induction and also communicated during safety and health toolbox talks.


CHOLERA
SIYANQOBA
(WE ARE WINNING)
SILICOSIS
AGAINST THE DISEASE
YOUR MASKS IN AREAS
DUSTY AREAS.
Earplug Fitting Instructions
Care/Maintenance of Earplugs and Earmuffs

Review of our safety performance

One fatality was recorded for the year. After five years of operating without a fatality, we very sadly lost a colleague, Thabo Moleleki to fatal injuries sustained on 13 April 2024 when a side-wall slip at the 5L27 dump impacted the loader he was operating.

On behalf of our Board and management, we extend our deepest sympathies to the family and friends of our deceased colleague.

Review of our health performance

As part of our strategy to educate and empower employees with knowledge, several health-related topics were addressed in FY2024 through pamphlets and medical surveillance.

The following topics were part of this ongoing initiative:

- Cervical cancer awareness
- Why laughter heals
- The importance of regular health checks
- Tuberculosis (TB) awareness
- Five steps to financial success

	2024	2023
Medical examinations performed	**3 366**	3 657
Employees and contractors tested for HIV[1]	**440**	310
HIV counselling sessions performed	**3 366**	3 657
Number of TB cases reported	**4**	5
Cases of silicosis and asbestos cases reported	**0**	0

[1] *HIV testing is voluntary although strongly encouraged.*

Information presented above only for Ergo. No information has been presented for FWGR as figures are not released from the Sibanye clinic to the mine. FWGR figures are not deemed to be material.

Noise-induced hearing loss

NIHL is caused by repeated or prolonged exposure to sounds at or above 85 decibels (db(A)). At our operations, noise can reach 102db(A). Although there are 41 areas with noise levels above 85db(A), we do not operate equipment or machinery measuring more than 107db(A).

Any excessively noisy equipment is immediately reported to an engineer for corrective action. Hearing protection is issued to all employees and visitors to our plants. The use of protective equipment is covered during our induction programme and signage is displayed at demarcated noise zones and entrances to the plants, indicating where hearing protection must be worn. All cases of NIHL are referred to Rand Mutual Assurance, a private insurance company, for occupational injuries.

Silicosis and dust

There were no cases of silicosis or asbestosis reported in FY2024 at Ergo (FY2023: nil).

Our silica reduction strategy is still enforced, with employees being continually reminded to damp down equipment before working on it and to water the roadways to prevent dust liberation. All silica over-exposures are investigated and additional measures are put in place where necessary.

Noise-induced hearing loss

	Number of cases	Cases concluded	Pending cases
Reported in FY2022	8	1	7
Reported in FY2023	9	2	7
Reported in FY2024	**19**	**3**	**16**

OUTLOOK

As part of our ongoing commitment to zero harm, we will continue to focus on the reduction in the number of lost time and reportable injuries at both our operations and ensure that the correct measures are put in place to eliminate fatalities on our operations. We are also focusing on implementing the integrated risk management tool at FWGR as part of our goals to achieve zero harm.

DRDGOLD Annual Integrated Report 2024 68

Value distributed to employees R735m (2023: R663m) We believe our people are our greatest asset and we are committed to providing an environment that is positive and inclusive where every team member feels valued. To realise the full potential of each individual, we focus on development and providing support to achieve organisational and personal goals. By promoting a culture of collaboration we aim to enhance job satisfaction and drive organisational success. Overview To create strong teams with effective communication and a supportive work environment that help us achieve our objectives while creating value for all our stakeholders, we focus on five key areas. EMPLOYEE RELATIONS AT A GLANCE 903 2 053 25% 78% R15.8m Employees Specialist providers Women in mining HDPs Training spend OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Employee relations DRDGOLD Annual Integrated Report 2024 69

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Employee relations continued

Wellbeing

Our employees are human beings who face societal challenges that can affect their performance and quality of life. It is for this reason that we provide an employee assistance programme where employees and their families can have access to wellness professionals.

Our Best Life Programme provides employees with the following:

- 24-hour access to counsellors who assist with issues including, but not limited to:
  - relationship counselling
  - trauma counselling
  - legal assistance
  - stress management
- Access to financial clinics to assist with :
  - wills and estate planning
  - advice on various loans
  - retirement planning
  - budgeting and financial management

Gender-based violence (GBV)

Our workforce comprises 25% women, who help to achieve our organisational goals. We therefore have a responsibility to ensure that the workplace is safe, free from harassment and abuse. We foster a culture of communication with women in the workplace *via* the WIM (Women in Mining) structure to discuss challenges that might be faced by women in and outside the workplace. GBV and abuse of women is a national crisis in South Africa and we realise that empowering women also has a positive impact within the communities that they come from. We continue to educate all our employees as part of our GBV programme launched in FY2023 to ensure that we maintain a safe working environment for all.

Housing

We encourage home ownership within our employee base and aim to improve the living conditions of our employees and their families. Apart from the provision of hostel accommodation for employees at FWGR, DRDGOLD does not provide traditional mine accommodation to employees but rather provides a home loan scheme to assist employees to secure their own housing. This is done using the Ergo Home Loan Scheme, whereby qualifying employees are provided with R85 000 towards purchasing their first homes.

We provide access to financial counselling, debt rehabilitation and other financial services to ensure that employees are in a position to qualify for mortgage bonds to purchase their homes.

To date, 50 employees have qualified for bonds under the scheme and purchased their own homes. While the scheme is termed as a loan, none of the employees are required to repay the loan but the requirement is to remain in service for a stipulated period.

Our housing steering committee has been actively seeking other avenues to educate employees, especially the young adults to avoid the debt trap and purchase homes early in their careers.

Employee development

The training and development of our employees is based on the following objectives:

- To align current and future leaders with the Company's strategy
- To equip current and future leaders with the knowledge and tools to achieve their goals
- To provide opportunity for personal growth and development
- To create capacity for succession and enhance bench-strength

Training

This is a tool that creates an opportunity to invest in the individual and subsequently create value for DRDGOLD. A suitably trained and developed employee has higher levels of job satisfaction and productivity. We provide training that is occupationally directed that contributes to continuous development, in addition to learnerships, bursaries and internships. We have also set aside R20.4 million for the reskilling of employees in the case of future downscaling and retrenchments in accordance with our SLP.

Future human resource development programmes

We aim to develop our managers in the organisation at various phases in their careers. We have the following management programmes which are formal accredited to develop current and future leaders for the junior and middle management band: basic supervision, intermediate generic management and our junior leadership programme. We also have the management development programme that equips the middle management band for the next step in their careers. In FY2024, eight candidates completed the junior leadership programme, three participated in the intermediate generic management and management development programmes. In FY2024 we also continued with the development of four aspiring Government Certificate of Competence candidate engineers to complete their experiential training.

Talent management

Identifying talent is crucial for us to achieve long-term success and sustainability. We are also able to create a strong and adaptable workforce that is able to meet current challenges and seize future opportunities. Each person who is identified as a protégé who could occupy a key position is assigned a mentor. Development goals and progress are monitored on a quarterly basis. This process allows us to also take the opportunity to develop skills in key positions that might be unique to DRDGOLD and be in short supply in the labour market.

DRDGOLD has clear career path mapping to ensure that future leaders can easily identify the various opportunities for growth that are available to them.

	2024	2023
Employee training spend (Rm)	**15.8**	16.6
Training days	**6 010**	4 702
Number of employee training sessions	**2 276**	1 913
Average employee training hours per day	**6**	6

Employee engagement

Sound working relations and good communication are critical to sustaining a productive workforce without work interruptions. We regularly communicate with our employees and foster two way communication so everyone has an opportunity to actively participate in meeting our organisational goals. There were no work stoppages due to disputes between DRDGOLD and its employees in FY2024.



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Employee relations continued

Recruitment

Recruitment plays a pivotal role in driving organisational transformation. By attracting and hiring individuals with diverse skills, experiences, and perspectives, DRDGOLD can foster innovation and adaptability. This allows us not only to fill immediate vacancies but also build a talent pool that aligns with our long-term goals and values. The percentage of women at DRDGOLD currently stands at 25% of total staff.

We aim to use recruitment to continue to drive change, diversity and inclusion within DRDGOLD.

Diversity profile of total employees (excluding contractors)

Employees	Number
Gender	
Male	675
Female	228
Total	**903**
Race	
Black[1]	778
Non-black	125
Total	**903**
Age Group	
Under 35	158
35 - 55	579
Over 55	166
Total	**903**

[1] *Includes African, Coloured and Indian employees.*


Gender
25%
75%
Male
Female


Race
14%
86%
Black %
Non-black %


Age group
18%
17%
64%
Under 35
35-55
Over 55



		2024	2023
Permanent employees		**903**	927
Specialist service providers		**2 053**	2 155
Number of new employees		**97**	42
Number of terminations		**121**	58
Employee turnover	%	**13**	6
Human rights incidents		**—**	—
Women in mining			
Women in management	%	**21**	21
Total women in mining	%	**25**	25
HDPs	%	**78**	75
Union affiliation (in collective bargaining unit)			
NUM	%	**66**	64
AMCU	%	**23**	24
SOLIDARITY	%	*****	*
UASA	%	**4**	5
Non-union	%	**6**	6

20% of our employees do not fall within the collective bargaining unit.

* *Less than 1%. Discrepancies in the table may exist due to computational rounding.*

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Employee relations continued

HDPs of total employees

	Male	Female	%
Board	4	3	57 %
Top management	4	—	25 %
Senior management	2	2	50 %
Middle management	41	14	49 %
Junior management	243	58	78 %

Employee misconduct

DRDGOLD has a code of conduct in place for employees which is communicated and available to all. This code provides a clear expectation on how employees and contractors carry themselves in the execution of their duties. Our anonymous whistle-blower hotline is also in place and is available to employees and contractors to report incidences. There were no incidents of employee misconduct reported in FY2024.

Remuneration

The national minimum wage has increased from R25.58 per hour with effect from 1 March 2024 to R27.58 an hour or R4 780 per month (dependent on hours worked). DRDGOLD continues to provide competitive salaries with the gross basic salary for entry level employees per month being R15 599 for Ergo and R14 513 for FWGR (Ergo: R14 246 and FWGR: R13 438 for 2023).

The current industrial relations climate remains stable at both Ergo and FWGR. Both operations had three-year wage agreements, with FWGR's agreement ending in 2024 and Ergo's due to end in 2025. Each operation will have their own collective bargaining process and negotiations for the new wage agreement for FWGR are currently on-going. While we have competitive remuneration packages, our employees are affected by political, economic and social challenges and we aim to maintain a stable work environment despite these challenges.

All employees have freedom of association and may join the union of their choice when starting their employment and they may also terminate or change their union affiliation at any time during their employment.

Cost of labour relative to the gold mining industry

	DRDGOLD	Industry[1]
Labour as a percentage of operating cost (%)	**18**	36
Production per employee per annum (kg produced / total employees and contractors)	**1.7**	0.9
Average pay per employee (excluding contractors) per annum (R'000)	**814**	443

[1] *Based on information from gold mining companies for the year ended 31 December 2023 and 30 June 2024.*

OUTLOOK

Attracting and retaining talent will be an integral component in achieving our goals in the next financial year. It is important that we retain key employees involved in both projects and day-to-day operations. Training allows us to capacitate our employees to have the necessary skills for us to execute future projects while being an employer of choice. During FY2024, the Company spent R15.8 million on human resource development. The focus in FY2025 will be to keep developing our skills base to keep up with operational demands and meet the personal development goals of our employees.



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Environmental review

Environmental spend: R40.8m *(2023: R41.9m)*

ENVIRONMENTAL VALUE ADD AT A GLANCE

20MW Solar plant completed and 60 MW with battery energy storage system underway	**41ha** LA of land clearance applications lodged with NNR for approval	**988Ml** LA Potable water consumption	**R40.8m** spent on rehabilitation activities
40ha LA vegetated	No fines of monetary value or directives for non-compliance with environmental laws and regulations were imposed on the Group in FY2024.		



DRDGOLD's profile has systematically evolved over time to become increasingly "green". Our model is unique in that it does not generate waste and uses grey water, and we are in the process of transitioning to renewable energy for our electricity needs.

Overview

By performing concurrent rehabilitation, in the form of vegetation on our TSFs, and investing financial capital in the short and medium term, we decrease nuisance dust impacting those living within our areas of influence. Our surface reclamation process yields a natural dividend, as it removes potential pollution sources and opens up land for redevelopment. Environmental management is a key aspect during the project planning phase of a new reclamation site and related infrastructure. Before we embark on new mining projects, we undertake an environmental authorisation process which is performed by external consulting specialists that conduct detailed specialist studies, an environmental impact assessment and environmental management programme (EMP) for the management of these projects. These reports are discussed and reviewed by our stakeholders through an open, public participation process. Through this process, we are able to identify, address and minimise the effects of our activities on the environment and identify and mitigate the potential impacts our activities may have on surrounding communities and the environment. Our environmental management systems and policies have been designed in compliance with South Africa's National Environmental Management Act 107 of 1998 and associated regulations. Internal and external audits are performed annually and recorded in a database to ensure compliance.

DRDGOLD has spent more than R390.0million on various rehabilitation activities (including controlling dust) in the past 5 years.

Our EMP encompasses all the activities of our operations and assesses the environmental impacts of mining at reclamation sites, plants and TSFs. It also outlines the closure process, including financial provisions. We have estimated that the total environmental financial provision for the Group as at 30 June 2024 is R616.8 million (gross financial provision: R972.0 million). We are therefore able to systematically audit and monitor our activities. Required audits are undertaken by independent consultants and submitted to the DMRE annually.

The Group actively manages and monitors the consumption of natural resources (including potable water and energy) at monthly and weekly meetings. This entails the analysis of trends to identify excess use and discuss various focus areas to ensure responsible natural resource usage.

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Environmental review continued

Environmental spend

	2024 Rm	2023 Rm
Tailings complex (vegetation, dust suppression and cladding, among others)		
Crown Complex	**7.9**	10.6
Brakpan / Withok	**12.0**	9.7
Daggafontein	**0.9**	1.0
Driefontein 4	**5.2**	2.6
Reclamation sites (vegetation and dust suppression, among others)		
Crown sites	**1.3**	10.7
Rehabilitation insurance expense	**3.9**	3.5
Historic spillage clean ups	**2.8**	1.1
Ergo sites	**1.0**	0.4
FWGR sites	**1.6**	1.7
Demolition of plant and infrastructure	**4.2**	0.3
Total	**40.8**	41.9



Rehabilitation

In accordance with South African mining legislation, all mining companies are required to rehabilitate the land on which they work to a determined standard for alternative use. DRDGOLD's business involves the reclamation of previously discarded material deposited, in many cases, by other companies, most of which are no longer in business. We do this by reprocessing the dumps and redepositing resultant waste in modern, well-managed TSFs, cleaning environmentally sensitive areas and liberating valuable land for redevelopment, allowing sustainable land use to take place in areas previously sterilised.

Over the past 12 years, we have removed and reprocessed more than 138 mine dumps, clearing and restoring around 700 hectares of previously sterile land for productive use, with applications lodged with the National Nuclear Regulator for around 170 hectares. While we have enjoyed considerable success in rehabilitating previously impacted land, in FY2024 we embarked on a number of biodiversity studies at and around our operations. We are seeking to understand both the ecological and agricultural value associated with the areas that we are regenerating, within their unique contexts, so that our approach is able to maximise the best outcomes.

In FY2024, the Group spent a total of R40.8 million which includes R29.8 million spent at Ergo and R11.0 million at FWGR (FY2023: R37.6 million spent at Ergo and R4.3 million at FWGR). The increased spend at FWGR was for the vegetation of Driefontein 4 and the clean-up of Driefontein 5. A total of 25ha (FY2023: 20ha) was vegetated on Ergo's TSFs and 15ha (FY2023: 5ha) was vegetated at the FWGR Driefontein 4 TSF. To date, 27.4ha have been cleared on Driefontein 5 with a cumulative of 8ha seeded during FY2024.

Ergo performed significant land clean ups on the high-grade remnant sites and up to seven sites have been brought to a point where we will apply for closure, including radiation clearance. We lodged 41ha of land clearance applications with the NNR for approval. There were no land clearance certificates received in FY2024.

Our priorities

Water and wastewater management

Many of the historic dumps that DRDGOLD targets for reclamation were not built to contemporary standards of environmental governance. In fact, many of these dumps have been long defunct and are sources of groundwater seepage.

DRDGOLD's entire business model is premised on the removal of old, defunct mine-dumps. In doing so, the source of seepage is removed, and the contamination of underground water significantly reduced. Eventually and over time as more dumps are removed, seepage will reduce and the quality of groundwater will improve.

This process is however not without its challenges. The economic feasibility of retreating old mine waste depends on very significant economies of scale. To achieve the required throughput rate, old tailings are mined hydraulically – water is delivered through high-pressure jets into the side of the mine dump in sequential 'slices' to dislodge mine waste and turn it into a slurry. From there it is pumped through a network of pipelines to a reclamation plant and once reclaimed, water is delivered to the Brakpan / Withok TSF, where it is decanted into return water dam facilities and reused in the process after treatment. This requires strict water circuit management protocols to make sure that all process water and slurry remain contained.

Water is kept in a closed circuit and managed from a centralised water reticulation facility. The same applies to water on Driefontein 4 TSF – all of it is contained by way of return water dams and dust suppression systems that are integrated into the centralised water reticulation system. In recent times, due to the climate-change related increase in the severity of rain events, the design and management layout of reclamation sites have also been adapted to enable us to separate 'clean' and 'dirty' water and to contain the affected stormwater run-off *in situ* and release the clean stormwater to the environment, all aimed at preventing the affected stormwater from flowing into the natural environment.



Ergo performed significant land clean-ups on remnant sites and up to seven sites have been brought to a point where we will apply for closure, including radiation clearance.

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Environmental review continued

Water consumption

South Africa is a semi-arid country and its ability to consistently deliver potable water to its inhabitants is limited. Operationally, if our operations were to rely on potable water to meet the requirements of the business, our risk exposure would be intolerably high and running out of water would be a very significant and real existential risk.

Added to this and from the perspective of environmental stewardship, the mere thought of using potable water at the rate required by our operations in an essentially industrial process is simply unimaginable. We are carefully managing our water usage and have seen a deliberate and significant reduction in our potable water off take during the year to the point where our closed circuits run largely 70% on recycled and grey water.

Return water is the first priority within our water management system. Currently, over 71% of all process water makeup at Ergo is drawn from water returned from the Brakpan / Withok TSF to our various reclamation sites by way of return-water dams. A further 10% of our process water top-up needs are from treated underground AMD, drawn from a facility operated by the TCTA on a site provided by Group subsidiary, ERPM. DRDGOLD secured the right to use up to 30Ml of treated AMD water a day. TCTA has been experiencing technical challenges with the AMD pumps and the sludge discharge pipelines, thus preventing the AMD plant from operating at its desired capacity. A further 15% of our water usage is from lakes and dams (consisting of 24% from Cinderella dam in Boksburg and 76% from Rosherville dam in City Deep) in the region that capture the inflow of seasonal rain and storm water inflows, and harvested in terms of the requisite extraction licences. The balance of our water usage is potable water.

Potable water is only used in processes where the sensitivity of equipment requires it, for certain early-stage irrigation to settle in newly established vegetation on TSFs and for the elution of gold from carbon. Our potable water consumption at Ergo decreased significantly by 61% to 861Ml. There has been significant improvement in the use of potable water at Ergo as material that was previously milled at the Knights plant is now processed at the Ergo plant for gold extraction, resulting in reduced elutions (one of the processes dependent on potable quality water) and all gland service water has been replaced with process water. Similarly, at City Deep all gland service water has been replaced with process water. The water management initiatives implemented have contributed to a decrease in our total water usage by 17% to 20 345Ml at our Ergo operation.

At FWGR, we currently use all the water harvested from Driefontein 4 TSF. This amounts to approximately 45% of our process water requirements. The balance is made up from underground mine dewatering. During the first quarter of FY2023, we started using process water for flocculant makeup in the plant which has contributed to a decrease in our potable water consumption. With the construction of the RTSF underway, we expect our water consumption to increase and we are currently looking for ways to minimise our water consumption during this phase.

Refer to page 51 for the Climate change and renewable energy section for more information on climate change impacts on water consumption.

Ergo

	2024		2023	
	Ml	%	Ml	%
Potable water externally sourced	861 [LA]	4	2 224 [LA]	9
Rondebult waste water	—	—	—	—
Surface water extracted	3 065	15	3 481	14
Water recycled in process	14 484	71	14 869	61
TCTA water (AMD)	1 935	10	3 924	16
Total water used	20 345 [LA]	100	24 498 [LA]	100

[LA] *Limited assurance*

FWGR

	2024		2023	
	Ml	%	Ml	%
Potable water externally sourced	127 [LA]	1	156 [LA]	2
Underground water extracted	4 803	54	3 740	49
Water recycled in process	4 014	45	3 692	49
Total water used	8 944 [LA]	100	7 588 [LA]	100

[LA] *Limited assurance*

Total water use

		2024	2023
Potable water externally sourced	Ml	988 [LA]	2 380 [LA]
Total water used	**Ml**	29 289 [LA]	32 086 [LA]
Percentage	**%**	3	7

[LA] *Limited assurance*

DRDGOLD Annual Integrated Report 2024

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Environmental review continued

Freshwater consumption sources[1]

		2024	2023
Cinderella dam	Ml	736	1 139
Rosherville dam	Ml	2 329	2 342
Total surface water extracted	**Ml**	**3 065**	3 481

[1] *Freshwater is water that contains only minimal quantities of dissolved salts thus distinguishing it from sea water. All freshwater ultimately comes from precipitation of atmospheric water vapour, reaching inland lakes and groundwater bodies directly, or after melting of snow or ice.*

Freshwater consumption intensity

		2024	2023
Gold production	kg	5 002	5 282
Surface water extracted	Ml	3 065	3 481
Total surface water use per kg produced	**Ml/kg**	**0.61**	0.66

Refer to www.drdgold.com for details on our views of AMD and the agreement with TCTA.

Total figures include only Ergo and FWGR operations. Figures for corporate have not been included as they are not deemed to be significant.

Water pollution

Environmental stewardship is critical to both our operations, and we have taken preventative as well as remedial actions as previously mentioned in the water and waste water management section on page 73 to minimise water discharge to the environment. Any water discharge is contained either through paddocks on reclaimed sites, storm water run-off and water systems that pump rain or excess water into the system. Another possible source of water discharge is attributed mainly to compromised or aging piping that may cause leaks. As one of our preventative actions to avoid water discharge through compromised pipelines, we have an external independent expert that continuously inspects and monitors our pipelines to identify any water leaks to minimise water seepages to the environment. In addition, we have a comprehensive pipeline maintenance plan in place for replacing any compromised pipelines and the maintenance crew ensures that any identified leaks are attended to as soon as possible as water is critical for reclamation on our sites.

In our annual financial statements (AFS) for the year ended 30 June 2024, we have disclosed a contingent liability for environmental rehabilitation for the potential pollution impact on ground water through seepage. For more information on the contingent liability, please refer to the AFS 2024 on our website: https://www.drdgold.com/investors/reports-and-results#ars2024

Dust monitoring

Our operations are inherently likely to generate dust, and are invariably located in close proximity to populated areas, particularly informal settlements that have developed around our mining facilities.The impact of nuisance dust fallout on the surrounding environment and community is addressed through a comprehensive monitoring network including appropriate community engagement. Dust samples analysis is done through an independent accredited laboratory and the monitoring reports are sent to regulators, municipalities, and interested and affected parties.

For a residential zoned monitoring bucket, an exceedance is defined as above the dust fallout limit of 600mg/m2/day. For a non-residential zoned monitoring bucket, an exceedance is defined as above the dust fallout limit of 1 200mg/m2/day.

Dust exceedances per type of area

	Ergo	FWGR
Residential area	2	0
Non-residential area	2	2
Total dust exceedances	**4**	2

Ergo

		2024	2023
Total samples for the year[1]		1 147	1 186
Total dust exceedances		4 [LA]	10 [LA]
Percentage	%	0.35	0.84

[1] *In FY2024, management made a decision to rename the KPI to Total samples for the year (previously named Total sites monitored)*

[LA] *Limited assurance*

FWGR

		2024	2023
Total samples for the year		179	186
Total dust exceedances		2 [LA]	2 [LA]
Percentage	%	1.12	1.08

[LA] *Limited assurance*

At Ergo, 1 147 dust monitoring samples were analysed during the year (FY2023: 1 186), and 4 exceedances were detected (FY2023: 10). Some 179 dust monitoring samples were analysed at FWGR (FY2023: 186) and 2 exceedances were detected (FY2023: 2). Dust exceedances have reduced at Ergo and FWGR due to the various efforts to continuously reduce dust fallout through our rehabilitation programmes and mitigation measures such as intensifying the application of environmentally friendly dust suppressants in high impact areas and active wetting of access roads by water tankers. An amount of R22.9 million (FY2023: R24.3 million) was spent on dust monitoring and mitigation measures during the year.

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Environmental review continued

Total dust exceedances

		2024	2023
Total samples for the year		**1 326** [LA]	1 372 [LA]
Total dust exceedances		**6** [LA]	12 [LA]
Percentage	%	**0.45**	0.87

[LA] *Limited assurance*

Energy consumption

As Eskom generates electricity primarily from coal-fired power stations, our indirect emissions are significant although, as with our use of materials, we strive continuously to reduce consumption. A key area of progress was the commissioning of the solar PV plant at Ergo. The installation of this facility aligns with our business objectives and will help reduce the cost of electricity while minimising the impact of any outages, which have both significant operational and environmental consequence. In FY2024, this PV facility generated 13 113 650kWh of energy, amounting to 10% of Ergo's energy consumption which has resulted in a decrease in our electricity consumption from 333 249Mwh to 312 333Mwh.

The transition to renewable energy is an integral part of our approach to decreasing our environmental footprint and impact. Our decarbonisation strategy will see the proportion of renewable energy used rising to around 14 000MWh / month or approximately half of Ergo's overall energy consumption by Q2 of FY2025, resulting in a significant reduction in our Scope 2 emissions. We recognise that while decarbonisation is a significant lever in our approach to climate change, we need to take an integrated, ecosystem-based approach that considers the use of water, and our impact on water bodies and biodiversity.

Greenhouse gas (GHG) emissions

Our scope 1 carbon emissions relate mostly to the consumption of diesel by machinery and equipment as well the combustion of natural gas during our elution process. Indirect emissions are a result of the use of Eskom power (Scope 2 carbon emissions). We base travel emissions (Scope 3 carbon emissions) on reported kilometres claimed by our employees during the financial year. Our focus in FY2025 is to undertake an energy and carbon footprint assessment at each of of our operations to ensure the completeness of our Scope 1 and Scope 2 emissions as well as relooking at the basis of reporting for our scope 3 carbon emissions to be more relevant.

The pie chart indicates how dominant electricity use continues to be in our overall emission profile.

During the financial year, an external independent expert performed an assessment of our GHG emissions for the 2023 calendar year. The assessment was conducted on those GHG emissions that result from diesel use by on-site vehicles or stationary industrial equipment and natural gas consumed through two Sasol pipelines to the Ergo plant. The assessment was conducted in accordance with the following:

- The National GHG Emission Reporting Regulations (the regulations)
- The Methodological Guidelines for Quantification of GHG Emissions (Methodological Guidelines)

The Scope 1 GHG emissions for the 2023 calendar year were determined to be 5 975 tCO_2e (2022: 5 939 tCO_2e) which attracted a carbon tax of R294 402 (2022: R245 891). FWGR is currently below the capacity threshold and thus does not pay carbon tax.

The solar project is expected to significantly reduce scope 2 emissions. The construction of Ergo's solar PV power plant remains on track with 20MW now operational, 40MW being substantially completed, and the addition of 160MWh battery energy storage system underway. The entire project is expected to be completed and operational by end of October 2024.

This facility will considerably reduce operating risk, reduce the cost of power and almost halve our current reported carbon footprint while also delivering a very significant investment return for the Company.

As a company whose entire strategy is built around sustainable development and integrated value add, this is a textbook example of an investment in technology that contributes to a range of sustainable development capital-stocks. Refer to page 51 for the Climate change and renewable energy section for more information.

Emissions by scope


0%
3%
97%
Scope 1
Scope 2
Scope 3

CO_2e by power source


2%
1%
0%
97%
Electricity
Gas
Diesel
Petrol

DRDGOLD Annual Integrated Report 2024 77

Energy consumption and emissions 2024 Ergo FWGR Total Electricity consumption MWh 255 031 LA 57 302 LA 312 333 LA Diesel consumption1 litres 841 926 LA 37 606 LA 879 532 LA Natural gas consumption2 GJ 118 590 LA — LA 118 590 LA Total energy intensity3 (GJ/tonne milled) 1.43 0.08 1.06 CO2e emissions 4 Scope 1 tonnes CO2e 8 972 LA 123 LA 9 095 LA Scope 2 tonnes CO2e 258 346 LA 58 047 LA 316 393 LA Scope 3 tonnes CO2e 92 27 119 Total tonnes CO2e 267 410 LA 58 197 LA 325 607 LA Total CO2e per gold kilogram5 tonnes CO2e/kg gold 73.5 42.7 65.1 Nitrogen oxides (NOx) emissions tonnes 1 126.5 243 1 370 Sulphur oxides (SOx) emissions tonnes 2 135.9 479 2 615 Volatile organic compound emissions tonnes 5 — 5 Carbon monoxide emissions tonnes 12 1 14 Particulate emissions tonnes 91 20 111 LA Limited assurance OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Environmental review continued DRDGOLD Annual Integrated Report 2024 78

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Environmental review continued

		2023		
		Ergo	FWGR	Total
Electricity consumption	MWh	284 155 LA	49 094 LA	**333 249** LA
Diesel consumption	litres	914 410 LA	37 378 LA	**951 788** LA
Natural gas consumption[2]	GJ	104 806 LA	— LA	**104 806** LA
Total energy intensity[3]	**(GJ/tonne milled)**	**1.44**	**0.20**	**1.14**
CO_2e emissions[4]				
Scope 1	tonnes CO_2e	8 464 LA	106 LA	**8 570** LA
Scope 2	tonnes CO_2e	306 887 LA	53 022 LA	**359 909** LA
Scope 3	tonnes CO_2e	96	6	**102**
Total	**tonnes CO_2e**	**315 447** LA	**53 134** LA	**368 581** LA
Total CO_2e per gold kilogram[5]	tonnes CO_2e/kg gold	80.3	39.3	**69.8**
Nitrogen oxides (NOx) emissions	tonnes	1 253	208	**1 461**
Sulphur oxides (SOx) emissions	tonnes	2 380	411	**2 791**
Volatile organic compound emissions	tonnes	5	—	**5**
Carbon monoxide emissions	tonnes	14	1	**15**
Particulate emissions	tonnes	101	17	**118**

Total figures include only Ergo and FWGR operations. Figures for corporate have not been included as not deemed to be significant.

[1] *In FY2024, diesel consumption decreased as a result of commissioning of the 20MW solar plant and improvement in Eskom electricity supply, hence less electricity disruptions were experienced.*

[2] *No natural gas consumption is used at FWGR as the elutions process is performed at Sibanye-Stillwater's Driefontein 1 plant.*

[3] *Total energy intensity per tonne milled based on electricity, diesel and natural gas consumption reported.*

[4] *The Greenhouse Gas (GHG) Protocol – a partnership between the World Resources Institute and the World Business Council for Sustainable Development to tackle climate change – distinguishes emissions in terms of direct (Scope 1: from owned or controlled sources) and indirect (Scope 2: consumption of purchased electricity, heat or steam) and other emissions (Scope 3: other emissions, including extraction and production of purchased materials and fuels, transport-related activities in vehicles not owned or controlled, electricity-related activities not covered in Scope 2, such as transmission and distribution losses, outsourced activities and waste disposal, among others). The global warming potential of the GHG emissions is expressed as carbon dioxide equivalent (CO_2e).*

[5] *CO_2e per unit of physical output based on gold production for FY2024 for Ergo, FWGR and Group of 3 639kg, 1 363kg and 5 002kg respectively. For FY2023 for Ergo, FWGR and Group of 3 931kg, 1 351kg and 5 282kg respectively.*

LA *Limited assurance*

"The construction of our Ergo's solar PV power plant remains on track with 20MW now operational, 40MW being substantially completed, and the addition of 160MWh battery energy storage system underway. The entire project is expected to be completed and operational by October 2024."

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OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Environmental review continued

Load curtailment

In terms of our load curtailment agreement with Eskom, we are alerted when the national grid is under pressure and load shedding is imminent. This allows the operations team to take certain non-essential equipment off-line and reduce consumption by between 5% and 40% as required, to prevent a complete power outage (effectively a 5% voluntary reduction for every load stage level declared). In return, DRDGOLD's Ergo plant is not part of the area's load shedding schedule and is therefore able to maintain uninterrupted tonnage to the plant.

The load curtailment agreement in place at FWGR, requires a percentage reduction in electricity consumption during periods of load shedding. This usually requires the reduced milling with mills having to be switched off.

Gold extraction efficiency may be marginally affected during load curtailment but there is a reduced risk of total plant shutdown, the associated interruptions to the process and potential damage to equipment.

Primary reagents (tonnes)

	2024			2023		
	ERGO	FWGR	Total	ERGO	FWGR	Total
Cyanide consumption*	4 801 LA	1 388 LA	**6 189** LA	4 806 LA	1 190 LA	**5 996** LA
Steel balls	2 674	1 646	**4 320**	3 238	1 253	**4 491**
Hydrochloric acid[1]	3 686	—	**3 686**	3 131	—	**3 131**
Caustic soda	1 713	17	**1 730**	1 897	22	**1 919**
Lime[2]	33 946	6 289	**40 235**	51 837	3 739	**55 576**
Carbon	1 222	257	**1 479**	937	263	**1 200**

* *Cyanide use is regulated in terms of Section 9 of the Mine Health and Safety Act, 1996 (Act No 29 of 1996), and DRDGOLD conducts regular internal and external compliance audits.*

1 *FWGR does not use hydrochloric acid in its operations.*

2 *FWGR prior year lime consumption figure has been restated to exclude water content so that reported figures only include pure lime consumption.*

LA *Limited assurance*

OUTLOOK

We aim to fully commission an additional 40MW to the currently commissioned 20MW solar plant as well as the integration with the battery energy storage system. We will be monitoring the expected electricity savings from the solar plant and battery energy storage system. Another focus area is pursuing other renewable energy alternatives to further reduce carbon emissions and electricity costs on both operations, and particularly at FWGR where operations will be expanding. The construction of the RTSF will require increased use of electricity and water and we are currently looking for ways to minimise our consumption during this phase.



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Our integrated focus areas are data security, cybersecurity and embracing generative artificial intelligence (AI) The convergence of data, cybersecurity, and AI is at the forefront of our strategic priorities in the ever-evolving digital age. Our Chief Information and Technology Officer's office is passionate about the utilisation of the most recent technological innovations to enhance our operational efficiency, fortify our defences and protect our data. Although data security and cybersecurity are distinct in their specifics, they are inherently interconnected. Our data is valuable to us and, regrettably, to potential adversaries. The method by which we safeguard this data (data security) is inextricably linked to the manner in which we secure against internal and external threats (cybersecurity). This integrated approach guarantees that our data is safeguarded from malicious actors and potential intrusions, in addition to being securely stored and managed. We are of the opinion that our data is one of our most valuable assets. To safeguard it, we must safeguard our operations, reputation and stakeholders' trust. The intersection of data and cybersecurity is not merely an IT consideration in the digital-first landscape of today; it is a strategic imperative. Our Chief Information and Technology Officer is dedicated to promoting an integrated approach to data and cybersecurity, thereby ensuring the resilience of our organisation and preserving the trust of our stakeholders. In a time when the digital landscape is expanding and technology is constantly evolving, our dedication to the safety and integrity of our systems and data is more important than ever. As critical cornerstones of our IT strategy, we have prioritised a comprehensive concentration on both data and cybersecurity, which is essential for our overall corporate growth and sustainability. Data security We place the utmost importance on the integrity, confidentiality and accessibility of our data. • Data encryption: by encrypting data in transit and at rest, we are strengthening our defences against unauthorised access and interception. • Data access management: it is essential to maintain control. We guarantee that data is only accessed by those who require it by meticulously delineating user roles and access rights. • Data backup and recovery: we have recently upgraded our backup and recovery mechanisms to guarantee the integrity and availability of our data in the event of unforeseen circumstances. Cybersecurity Our cybersecurity strategies are designed to be both preventive and responsive in a world of evolving digital threats. • Advanced threat detection: our AI-driven surveillance system continuously scans our networks for anomalies, ensuring the rapid identification of potential threats. • Security awareness training: our defence strategy is significantly enhanced by the education of each employee to identify and respond to cyber threats. • Regular penetration testing: we assess and fortify the resilience of our systems against hacking attempts by simulating real-world attacks. • Multi-factor authentication: our defence against unauthorised system and data access is fortified by the use of multiple authentication layers. Embracing generative AI AI is no longer a future concept; it is part of our present. At DRDGOLD, we acknowledge the potential of AI, particularly generative AI, to transform the way businesses operate. • Enhancing IT administration: generative AI is not solely concerned with automation; it also involves augmentation. It has already begun to replace mundane, repetitive duties in our IT department, enabling our personnel to concentrate on more strategic value-adding activities. • Project management and forecasting: generative AI facilitates predictive analytics for our projects, enabling us to anticipate potential constraints, optimise resource allocation and guarantee timely project completion. • Intended adoption for innovative solutions: in addition to administrative responsibilities, we are investigating the potential of generative AI to generate novel, groundbreaking solutions to the intricate challenges that our operations encounter. This integrated focus is not solely a technical decision; it is also a business decision. It assures the trust of stakeholders, protects our operations and preserves our reputation in a competitive industry. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Innovation and digitisation DRDGOLD Annual Integrated Report 2024 81

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Community engagement and support

Total socio-economic development spend: R51.3m [LA] *(2023: R55.2m [LA])*

COMMUNITY ENGAGEMENT AND SUPPORT AT A GLANCE

58%	410	11 200	215
total discretionary spend with B-BBEE companies	members of the community on learnerships	sustainable livelihoods participants	BBL learning groups established



Social licence to operate

Our SLP for Ergo, submitted as part of our compliance with the Minerals and Petroleum Resources Development Act (MPRDA), commenced at the beginning of the 2023 calendar year. Our intent is to align our activities with real need, so the plan was developed after extensive and ongoing consultation with stakeholders including the City of Johannesburg and the City of Ekurhuleni (previously referred to as Ekurhuleni Metro Municipality). The projects we have committed to are intended to promote employment and advance the socio-economic welfare of our communities as well as our employees, and contribute to the transformation of the mining industry in poverty alleviation, income creation and infrastructure development.

Our procurement of goods and services continues to align with the national efforts to promote of B-BBEE companies and meet requirements of the Mining Charter. During FY2024, our total discretionary spend with B-BBEE companies was 58%, compared to 71% in the previous year. The decline is primarily attributable to significant import procurement which is classified as non-compliant spend and has negatively impacted our overall B-BBEE compliant spend. The bulk of these imports related to the acquisition of the batteries and inverters for our solar plant project.

Total discretionary spend with B-BBEE companies:

58%

In aligning with international best practice, DRDGOLD's livelihoods and enterprise development (LED) initiatives have run over multiple years and have delivered significant socio-economic impact in our mine communities. Following the socio-economic community needs analysis conducted for the 2023 – 2028 SLP, and consultation with municipal stakeholders and their Integrated Development Plans, DRDGOLD continues to support the LED objectives of poverty eradication, income creation and (productive) infrastructure development.

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Community engagement and support continued

Our total socio-economic development (SED) spend is broken down as follows:

Project	Outcome	Area	2024 R	2023 R
Vegetation rehabilitation	Local youth employment	Geluksdal	**1 531 841**	1 583 514
Crown Complex Consortium	Local community development	Local communities around Crown complex	**—**	3 685 138
Broad-Based Livelihoods (BBL) programme	Local economic development	Tsakane, Soweto and Merafong	**8 224 833**	6 375 280
Metallurgical research at Wits university	Metallurgical research	Braamfontein, Johannesburg	**1 500 000**	1 500 000
Crown logistics	Economic development	Soweto, Ekurhuleni	**442 451**	411 633
Employee training	Upskilling	Gauteng	**15 770 180**	16 628 718
Employee home loans	Home ownership	Gauteng	**898 190**	1 522 020
Community training	Local youth development	Local communities	**19 307 379**	19 192 012
Donations	Corporate social investment (CSI) spend	Gauteng	**3 664 632**	4 322 387
Total SED spend			**51 339 506** [LA]	55 220 702 [LA]

[LA] *Limited assurance*

Educating our communities

Maths, science and accountancy

Our maths, science and accounting teaching programmes continue to assist learners at schools surrounding our operation in Ekurhuleni. The programmes do not replace but rather supplement the teaching of these subjects at the schools. This has enabled many learners to pursue science, technology, engineering and maths (STEM) studies after leaving school.

Bursaries

DRDGOLD is proud of the support we provide for the youth throughout their educational journey so that they can fulfil their potential and not only make a contribution to our organisation, but ultimately to the country and its economy. A total of R1 769 355 was spent on bursaries during FY2024 (FY2023: R1 164 077).

Learnerships

In line with the national strategy to eliminate the shortage of skills, we provide artisan training for our youth and offer learnerships, which are structured learning programmes that lead to lifelong skills. To date, 410 members from the community have completed their Mining Qualification Authority learnerships.

Corporate social investment (CSI)

In consultation with legitimate stakeholders, we have focused our CSI programme on initiatives that have proved to be of benefit to the communities surrounding our operations within the Johannesburg, Ekurhuleni and Merafong municipalities.

Ideally, these initiatives will have a positive impact on the communities affected by the Group's operations and will leave a lasting legacy. A total of R5 164 632 (FY2023: R5 822 387) was spent on the CSI programme during the year.

Wits School of Chemical and Metallurgical Engineering partnership

To assist universities with research and the development of new technologies, in FY2017 DRDGOLD entered into a partnership with the Wits School of Chemical and Metallurgical Engineering and committed to funding of R1.2 million per year over a five-year period.

In 2022, the partnership with Wits was renewed for a further five years and we committed to contributing R1.5 million per year.

The school will continue to assist DRDGOLD with both short-term and long-term research projects which include improving gold recoveries and ways to treat lower grade material in a profitable manner.

Improved gold recoveries are a key enabler to growing our reserves and extending our life of mine (LoM). While some of the work will be directed at our operations, most of the research will be on open projects and will be made available to the entire gold mining industry.

Education and training spend

	2024 R	2023 R
Maths, science and accountancy	**1 680 322**	1 544 198
Learnerships	**15 857 702**	16 474 049
Bursaries	**1 769 355**	1 164 077
Total	**19 307 379**	19 182 324

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Community Regeneration Model We have established a Community Regeneration Model to guide our socio-economic strategies across the business. Ergo and FWGR are actively implementing this model in accordance with their legislative commitments under their respective SLPs. Their focus is on executing integrated socio-economic development programmes designed to achieve sustainable local economic impact. Addressing these complex challenges necessitates a collaborative approach with stakeholders and partners that emphasizes the meaningful participation and empowerment of local communities in both Johannesburg and Ekurhuleni. To this end, Ergo has proactively been engaging local and district government, local municipalities, and NGOs, and signed a Memorandum of Understanding (MoU) with The Innovation Hub Management Company to train 50 unemployed youth to advance entrepreneurship and create jobs in Gauteng townships in September 2024. We recognise the importance of empowering the communities around our mining operations with essential 4th Industrial Revolution (4IR) skills to enable their participation in and benefit from future business opportunities and have committed R2.5 million towards this programme. In these SLPs, we are focused on the following strategic pillars of the Community Regeneration Model: • Growing the local economy • Infrastructure development • 4IR and digitalisation For the current year, Ergo and FWGR participated in the following projects: 1. Agriculture expansion programme This project is an agriculture and business skills development programme established from the highly successful BBL programme in the completed SLP (2018-2022) for Ergo. In the new SLP, as an expansion of the BBL programme, we developed the Ergo Riverlea Livelihoods Programme. This was in response to a request from the Federation for a Sustainable Environment (FSE) and the Riverlea Mining Forum to create economic opportunity for the people of Riverlea and the nearby Zamimpilo informal settlement. Let’s Grow SA, a Riverlea-based non-profit organisation, is the anchor partner in the project which has seen the transformation of an unused agricultural facility into a bustling agricultural, training and entrepreneurial hub. In addition to project infrastructure such as greenhouse tunnels, rainwater harvesting tanks and drip irrigation systems, the facility’s shared space is used for agriculture and business training and has created the potential for additional income streams. A seedling nursery, for example, can provide for agricultural activity at the centre, but also for sales to community farmers and beyond. Ergo's Sustainable Livelihoods Programme has achieved an extensive and broad-based reach, and has successfully mobilised people in need, providing them with food security and opportunities to earn a living for their families. Much of this has been achieved through the establishment of learning groups with a dedicated cohort of beneficiaries located in the central point of a specific community area. Each learning group is a location where the community member beneficiaries receive structured training, mentorship, skills and implementation application. It is closely located to their households, production and business areas. The beneficiaries then implement what they have learnt in their agricultural, business or economic activities. Since its implementation, more than 11 200 community members have directly benefited from the BBL programme. To date, 215 learning groups in 42 communities have been established across the Johannesburg, Ekurhuleni and Merafong municipalities. This far exceeds DRDGOLD’s initial commitment to establish 75 learning groups. 2. Schools science infrastructure projects Two schools in both Ekurhuleni and Johannesburg South were identified during the year by the Department of Education to benefit from this programme. Most of the schools in the Ergo host of communities do not have the requisite infrastructure and resources required to support the improvement of learning outcomes due to infrastructure dilapidation thus creating a non-conducive environment for teaching and learning. In partnership with the Department of Education, we are in the process of upgrading and equipping the science laboratories of these schools. 3. 4IR and IT skills development programme: This project focuses on upskilling unemployed youth to advance entrepreneurship and create jobs in Gauteng townships. This training and business incubation programme is planned for Ekurhuleni (Duduza and Tsakane) and the City of Johannesburg (Soweto). It will focus on equipping 50 youth in the areas of mobile device and electronic repairs, data annotation and graphic design. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Community engagement and support continued DRDGOLD Annual Integrated Report 2024 84

4. Drug rehabilitation programme After an extensive search, a suitable potential partner organisation, the Community of Hope, has been identified in Reiger Park community in the City of Ekurhuleni. This rehabilitation facility currently supports the community with drug rehabilitation programmes, supporting gender-based violence victims, HIV counselling and some livelihood skills development. In addition, Community of Hope supports learners from around the area with after-school programmes. 5. Livelihoods and enterprise development (LED) programme FWGR projects in this reporting period included a continuation of the LED programme in Merafong City Local Municipality area. The agriculture expansion training programme focuses on building resilience and sustainability to grow home-based agricultural entrepreneurs and emerging farmers with access to larger tracts of land. The training focuses on teaching farmers the principles of regenerative agriculture, necessary to restore and rehabilitate the soil and the natural ecosystems of the farming environment and to build more sustainable and resilient farming livelihoods. The programme has now been extended to West Rand City Local Municipality areas as well as to the City of Johannesburg (Poortjie area) and the response to the LED announcement meetings and early training sessions from participants has been positive. To address water scarcity and build more climate resilience systems that will enable participating farmers to significantly improve their production levels, FWGR assisted by supplying water solutions for a more sustainable supply of water for productive use. We have developed water solutions including rainwater harvesting systems and grey water recycling to meet the needs of the small-scale farmers in the FWGR area. To date, over 40 farmers have qualified for water systems which have been installed across Khutsong, Blybank, Blyvooruitzicht and Rooipoort. The number of commercial farmers is growing and FWGR is assisting them where possible within the ambit of the programme. Future plans are to expand the home-based agriculture training and to introduce social change programmes into the communities adjacent to where FWGR is currently constructing its Regional Tailings Storage Facility in the West Rand Municipality. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Community engagement and support continued DRDGOLD Annual Integrated Report 2024 85 OUTLOOK We will continue creating self-sustaining livelihoods in urban agriculture and entrepreneurship to support the LED objectives of poverty eradication, income creation and infrastructure development. We are looking forward to expanding the home-based agriculture training and to introduce social change programmes into the communities adjacent to where FWGR is currently constructing its Regional Tailings Facility in the West Rand Municipality.

Governance At DRDGOLD, we believe that integrity and good conduct are the foundation of our business, and we are fully committed to conducting business ethically and legally throughout our surface retreatment organisation. Governance P87 Directors and management P91 Corporate governance report P97 Remuneration report OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2024 86

Executive Directors Niël Pretorius (57) Riaan Davel (48) BProc, LLB, LLM BCom (Hons), MCom, CA (SA) Chief Executive Officer Chief Financial Officer • Member: Risk Committee • Member: Social and Ethics Committee Niël Pretorius has 25 years of experience in the mining industry. He was appointed CEO designate of DRDGOLD on 21 August 2008 and CEO on 1 January 2009. Having joined the company on 1 May 2003 as legal advisor, he was promoted to Group Legal Counsel on 1 September 2004 and General Manager: Corporate Services on 1 April 2005. Niël was appointed as CEO of Ergo Mining Operations (formerly DRDGOLD SA) on 1 July 2006 and became Managing Director on 1 April 2008. Niël also serves as an elected board member of the Minerals Council South Africa and the World Gold Council. Riaan Davel joined DRDGOLD in January 2015, before which he gained 17 years’ experience in the professional services industry, the majority obtained in the mining industry in Africa. As part of his experience, Riaan provided assurance and advisory services, including support and training on International Financial Reporting Standards (IFRS) to clients and teams across the African continent. As Chief Financial Officer, he is playing an important role in directing DRDGOLD’s strategic growth so that environmental impact is delivered in tandem with value for the Company, its shareholders, as well as society as a whole. The DRDGOLD Annual Integrated Report, which Riaan oversees, has been ranked in the “Excellent” category at the EY Excellence in Integrated Reporting Awards for the fourth consecutive time in September 2024. Riaan is a nominee for the CFO of the Year at the CFO Awards 2024. Non-executive Directors Tim Cumming (66) Edmund Jeneker (62) BSc (Hons) (Civil Engineering), MA (Philosophy, Politics and Economics) Chartered Director (SA), B Hons, IEDP, M.Inst.D., SAIPA Non-executive Chairman Lead Independent Non-executive Director • Chairman: Board • Chairman: Nominations Committee • Member: Risk Committee; Remuneration Committee and Investment Committee • Chairman: Social and Ethics Committee • Member: Remuneration Committee; Nominations Committee and Investment Committee Timothy (Tim) Cumming was appointed to the DRDGOLD Board on 1 August 2020 and was appointed as non-executive Chairman of the DRDGOLD Board and Chairman of the Nominations Committee on 1 December 2021. He is also an independent non- executive director of Sibanye-Stillwater Limited, Nedgroup Investments Limited and Sasol Limited, and serves as non- executive Chairman of Riscura Holdings Limited. His career spans mining, financial services and consulting. He is the founder of Scatterlinks Proprietary Limited, a South African- based company providing leadership development and advisory services to senior business executives. Tim started out as an engineer at the Anglo American Corporation of South Africa Limited working on a number of gold and diamond mines including involvement in the geo-technical design of the Ergo tailings facility. Thereafter he held senior roles in financial services including General Manager at Allan Gray Limited, Head of Investment Research at HSBC Securities (SA), CEO of Old Mutual Asset Managers and MD of various divisions within the Old Mutual Group. Other involvements include Chairmanship of the Mandela Rhodes Foundation’s Investment Committee and the Woodside Endowment Trust. Edmund Jeneker was appointed non-executive director in November 2007 and lead independent non-executive director in August 2017. He has more than 31 years’ experience as an executive in banking, business strategy, advisory and management at Grant Thornton South Africa Proprietary Limited, Swiss Re Corporate Solutions Advisors South Africa Proprietary Limited, the World Bank Competitiveness Fund and Deloitte South Africa. He completed almost 15 years at Absa Bank and Barclays Africa Group, where he was managing executive and served as director on the boards of several subsidiaries in the Absa and Barclays Africa Group. Edmund is active in community social upliftment and served as a member of the Provincial Development Commission of the Western Cape Provincial Government. He currently serves on the Advisory Board of Global Competent Boards (Canada), Social and Ethics Forum of the Institute of Directors Southern Africa, Chairman of the Suidoosterfees NPC and The Cape Philharmonic Orchestra. He is a Certified ESG and Climate Change Competent Director and Chartered Director (SA). OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Directors and management DRDGOLD Annual Integrated Report 2024 87

Non-executive Directors continued Thoko Mnyango (59) Dip Juris, BJuris Independent Non-executive Director • Member: Social and Ethics Committee; Nominations Committee and Remuneration Committee. Thoko Mnyango was appointed as an independent non-executive director on 1 December 2016. Thoko’s career took off as a prosecutor for the KaNgwane homeland, before becoming a legal advisor for the Eastern Cape Development Corporation. Her experience in the corporate world is vast and spans over 30 years. Thoko has been in executive positions at Gijima Technologies since its inception until 2011. She has held directorships on various company boards including Gijima, EOH Mthombo Proprietary Limited, AllPay Eastern Cape Proprietary Limited, a subsidiary of Absa Limited, and the Ryk Neethling Foundation. Thoko is known as a specialist in business development and bridging the gap between the public and private sectors. Currently she holds the position of CEO of Vitom Holdings Pty (Ltd) and Vitom Brands Communication (Pty) Ltd, since 2010. Thoko is known in both the private and public sectors as a staunch advocate for transformation. Her passion for transformation began in the late 80s when she worked for a Johannesburg based NGO which focused on community development. Johan Holtzhausen (78) BSc (Geology and Chemistry), BCompt (Hons), CA (SA) Independent Non-executive Director • Chairman: Audit Committee • Member: Remuneration Committee; Nominations Committee and Investment Committee Johan Holtzhausen was appointed as an independent non-executive director on 25 April 2014. With more than 43 years’ experience in the accounting profession, he served as a senior partner at KPMG Services Proprietary Limited. His clients included major corporations listed in South Africa, Canada, the UK as well as Australia and the United States. Johan chairs the Audit and Risk Committee of Tshipi é Ntle Manganese Mining Proprietary Limited. He is a non-executive director of Caledonia Mining Corporation Plc, a Jersey corporation listed in the United States and the United Kingdom, and he chairs its Audit and Risk Committee. Jean Nel (52) BAcc (Hons), CA (SA), CFA (AIMR) Independent Non-executive Director • Chairman: Remuneration Committee and Investment Committee • Member: Audit Committee and Risk Committee Jean Nel was appointed as an independent non-executive director on 30 November 2018. Mr Nel qualified as a CA(SA) in 1998 and obtained the CFA (AIMR) qualification. Mr. Nel has in excess of 20 years’ experience in mining finance and mining executive and operational management. He was appointed to the Aquarius Platinum Board in April 2012 and became CEO of the Group in November 2012, a position he held until Aquarius Platinum was acquired by Sibanye- Stillwater in April 2016. From April 2016 to January 2017, Jean was the CEO of the Platinum division of Sibanye Stillwater. He is currently a Non-executive director of Mimosa Investments which owns the Mimosa platinum mine in Zimbabwe. Prudence Lebina (43) Charmel Flemming (41) BCom, Higher Diploma (Accounting), Certificate in Business Leadership, CA (SA) BAcc (Hons), CA (SA) Independent Non-executive Director Independent Non-executive Director • Chairperson: Risk Committee • Member: Audit Committee; Nominations Committee and Investment Committee • Member: Audit Committee; Risk Committee and Social and Ethics Committee Prudence Lebina was appointed independent non-executive director on 3 May 2019. She's a chartered accountant with over 18 years' working experience in corporate finance, business development, private equity, financial reporting and stakeholder management in the mining and financial services sectors. Prudence is CEO of TriAlpha Investment Management Proprietary Limited, a specialist fixed income investment house managing local and international fixed income portfolios for institutional clients. She was previously CEO and Interim Finance Director of Mahube Infrastructure Limited (previously GAIA Infrastructure Capital Limited) listed on the Main Board of JSE Limited. Prudence is also an independent non-executive of Growthpoint Properties Limited and Telkom SA SOC Limited. Charmel Flemming, appointed as an independent non-executive director on 1 August 2020, is the Founder and CEO of FTwelve, a boutique cloud-based accounting firm. She is also a non-executive director on the boards of MixTelematics and ATKV, having previously held positions at Acorn Agri & Food Limited, KPMG and De Beers. At the latter, she served as a non-executive director for Acorn Agri & Food Limited and as a trustee on the boards of both the De Beers Benefit Society Medical Aid and De Beers Pension Fund from 2014 to 2018. A qualified Chartered Accountant and non-executive director serving on JSE-listed boards and an advocate for diversity in the financial industry and inclusivity in the boardroom. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Directors and management continued DRDGOLD Annual Integrated Report 2024 88

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Directors and management continued

Management



Thulo Mogotsi Moletsane (56)

BA, LLB

Chairman and Non-executive Director: Ergo Mining Operations Proprietary Limited

Thulo Mogotsi- Moletsane is the Chairman and Non-Executive Director of Ergo Mining Operations Pty Ltd and was appointed as Non-executive Director in August 2010. Thulo is also a Director of Thureskho (Pty) Ltd , and Thumadui Projects (Pty) Ltd. In 2004 , Thulo completed the Executive Program in Mining and Minerals (EPP) offered by the MQA.



Jaco Schoeman (50)

National Diploma (Analytical Chemistry), BTech (Analytical Chemistry)

Chief Operating Officer

Jaco Schoeman joined DRDGOLD in 2011 as Executive Officer: Business Development to focus on expanding the group's surface retreatment business and extracting maximum value from existing resources. In July 2014, he was appointed as an Executive Director of Ergo Mining Operations Proprietary Limited.



Shalin Naidoo (47)

BTech, MBA, Masters in Digital Business, MIT Applied Data Science

Chief Information and Technology Officer

Shalin Naidoo joined DRDGOLD as Chief Information and Technology Officer on 2 November 2020. Ranked amongst South Africa's Top 8 Visionary CIOs by the institute of IT Professionals in South Africa (IITPSA) and International Data Corporation CIO of the Year. He has over 13 years' experience in leadership and strategy. He has worked previously in the platinum, gold and titanium dioxide mining sectors.



Henry Gouws (55)

National Higher Diploma (Extraction Metallurgy), MDP. EPD

Head of Operations

Henry has over 35 years' experience in the mining industry having served in managerial positions at Crown and Ergo. He graduated from Technikon Witwatersrand and obtained a National Diploma in Extraction Metallurgy in 1990 and a National Higher Diploma in Extraction Metallurgy in 1991. He completed a Management Development Programme in 2003 through Unisa School of Business Leadership and an Executive Development Programme in 2012 through the University of Stellenbosch Business School. Henry Gouws was promoted to Head of Production for DRDGOLD on 1 January 2024 with the responsibility to oversee the group's production performance. He currently serves as a Director of Ergo and other DRDGOLD subsidiaries.

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Directors and management continued

Management continued



Refiloe Vengeni (35)

Admitted Attorney of the High Court of South Africa, LLB, BCom

Legal Counsel

Refiloe Vengeni was appointed as DRDGOLD's legal counsel in November 2022. She is an admitted attorney of the High Court of South Africa with ten years' experience in the legal field, of which eight years was dedicated to the mining sector. Refiloe has practised law at various multidisciplinary law firms specialising in mining law.



Kevin Kruger (56)

BscEng (Mechanical Engineering), MDP, PMD, Government Certificate of Competency (Mines)

Head of Technical Services

Kevin Kruger has 34 years of experience in the mining industry in Africa. Kevin graduated from the University of Witwatersrand at the end of 1989 obtaining his BSc (Mechanical Engineering) and his government certificate of Competency (mines) during 1993. On 1 June 2024, Kevin was promoted to Head of Technical Services DRDGOLD responsible for the major group projects execution. Kevin previously was the Managing Director of FWGR, Technical Director for Ergo and held other engineering manager positions throughout his career. Kevin currently serves as a Director of FWGR.



Henriette Hooijer (44)

BCom (Hons), CA(SA)

General Manager Finance

Henriette Hooijer was promoted to the Group's General Manager: Finance on 1 June 2024 and is responsible for the financial and fiscal management of the group's operations. She joined DRDGOLD in May 2016 and was appointed as Financial Director of FWGR in August 2018. Her career spans over 19 years, which 11 years was spent in the professional services industry at KPMG, performing, *inter alia*, audits of listed companies in the mining industry, including SEC registrants. Henriette currently serves as a Director of Ergo and FWGR.



Kgomotso Mbanyele (43)

ACG

Company Secretary

Kgomotso Mbanyele was appointed as the Company Secretary of DRDGOLD on 25 October 2023. She has over 15 years' experience working in the company secretarial field, with over 12 years of these in the mining industry. Kgomotso previously was the assistant group company secretary of Sibanye-Stillwater Limited. She is a qualified Associate Company Secretary with the Chartered Governance Institute of Southern Africa.

DRDGOLD Annual Integrated Report 2024 90

Governance processes are in place to ensure that we deliver against our strategy and create value for all stakeholders. DRDGOLD’s purpose is to reverse the environmental legacy of mining while creating value for all stakeholders. Code of Conduct In guiding and leading DRDGOLD, the Board is tasked with acting ethically, responsibly and effectively. In making decisions, the individual members of the Board act independently, competently and diligently. The Board assumes ultimate responsibility for the Group’s ethical performance and holds management accountable for implementing DRDGOLD’s Code of Conduct (the Code). The Code is based on DRDGOLD’s values of unity, integrity, commitment and accountability, and describes the following fundamental principles that should govern our everyday business conduct: • Fairness and integrity in conducting our business • Accessible management culture • Responsible behaviour in relation to society and the environment The Code is available on the DRDGOLD website, distributed to all new employees and is included in the induction video, which all employees are required to watch annually. DRDGOLD has an anonymous tip-off hotline to facilitate the reporting of incidents of non-compliance with the Code. Employees, suppliers and other third parties can use the toll- free lines to report irregularities and misconduct without fear of victimisation. Anonymous and confidential tip-off and whistleblower reports, if any, are managed by the Asset Protection Department. These reports are reviewed by the Social and Ethics Committee and Risk Committee. Posters are also put up in the workplace to remind employees of the importance of ethical behaviour, the existence of the hotline and the procedures to follow should they witness unethical conduct. In the past financial year, we did not receive any tip-offs of any instances of possible unethical behaviour via the hotline. An anti-corruption policy is in place and communicated regularly to employees. Annually, we engage an external consultant to present our ethics refresher training to encourage employees to continue acting in good faith, with the utmost honesty and integrity. DRDGOLD did not receive any monetary fines or non-monetary sanctions for non-compliance and was not involved in any incidences of corruption in FY2024. There were no regulatory penalties, sanctions or fines for contraventions of, or non- compliance with any statutory obligations. No adverse compliance inspections by environmental regulators took place during the period under review and no incidences of non- compliance with environmental laws were identified. The Code requires that at all Board members declare at the start of the quarterly meeting any conflicts of interest relating to the agenda. In addition, as per King IV, the Companies Act of 2008 the JSE Listings Requirements, and the NYSE Listed Company Manual, directors and prescribed officers must submit a declaration of all their material interests at least once a year or more frequently if their circumstances change. Conflicts of interests are minuted and affected directors are recused from debating and voting on matters on which they are conflicted. There were no conflicts of interest during the year that warranted directors being recused from a meeting. Board composition DRDGOLD has a unitary Board comprising nine members, six of whom are independent non-executive directors. The Board has delegated the review of its composition to the Nominations Committee on a continual basis. This review includes the application of the diversity policy, and monitoring of non- executive director rotation and independence. While there is no tenure limit or prescribed retirement age for directors, the Board assessed the independence of its directors and concluded that they all exercise objective judgement. In addition to the Board Chairman, the Board has a lead independent director who leads in the absence of the Chairman. The lead independent director serves as a sounding board for the Chairman and, when necessary, acts as an intermediary between the Chairman and other members of the governing body. The Board recognises that having a diverse and inclusive board promotes diversity of thought, unique insights and perspectives, and enhances decision-making, benefitting all stakeholders. The Board has a policy to promote broader diversity. The policy considers a broad range of diversity attributes, such as age, experience, nationality, culture, race, gender, independence, industry knowledge, skills and expertise. Diversity of members’ background, experience, identity, race and gender helps to ensure a range of views at Board and committee meetings. The Board is comfortable that the current composition of the Board and Board committees contributes to effective collaboration as well as a balanced distribution of power. Board responsibilities DRDGOLD is guided by the criteria set out in the King IV principles, the Companies Act and JSE Listings Requirements to assess the independence of directors and ensure that no director wields unfettered power over the Board or is likely to influence unduly or cause bias in decision-making when judged from the perspective of a reasonable and informed outside party. The Board performs its duties and responsibilities in terms of the board charter which is reviewed annually and aligned with relevant legislation and listings requirements in South Africa and the United States of America. DRDGOLD has the required board committees and relevant membership as recommended in King IV. The roles of the Chairman and Chief Executive Officer are clearly defined in the board charter, demonstrating a clear balance of power and authority at board level. In discharging its responsibilities, the Board is empowered to delegate its responsibilities to committees and management. As such, the Board is supported by the Board committees and senior management. See diagram on page 92. Board evaluation An external party conducted an evaluation of the performance and effectiveness of the Board as a whole, the committees, the Chairman and the Chief Executive Officer. The 2024 review indicated satisfaction with the overall effectiveness and functioning of the Board and those procedures and processes in place to ensure that the Company is compliant and effective in dealing with its legal and regulatory responsibilities. Members of the Board were satisfied with the performance and leadership of the Chairman. The Board was satisfied with the performance of the Chief Executive Officer against agreed upon performance measures. The Board is satisfied that it has carried out its responsibilities in accordance with the Board Charter, that the committees are effective and that the Audit Committee provides independent guidance on the integrity of the Company’s reporting. For more on Board characteristics, key Board focus areas in FY2024 and those planned for FY2025, see Value-creating governance – a summary, page 53. Company Secretary The Board assessed the company secretary as required in terms of the JSE Listings Requirements and confirms that the company secretary demonstrates the requisite level of knowledge, competence and experience to carry out her duties. The company secretary maintains an arm’s-length relationship with the Board and has discharged her responsibilities effectively in the year under review. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report DRDGOLD Annual Integrated Report 2024 91

Board Responsible for providing ethical leadership and ensuring that principles of governance are observed to implement DRDGOLD's strategy Chairman: TJ Cumming Members: Six independent non-executive directors, one non-executive director and two executive directors Number of meetings held in 2024: 4 All members attended all meetings in 2024 Audit Committee Ensures that the Company has established appropriate financial reporting procedures and that those procedures are operating. Appoints independent, external auditor. Oversees regulatory and legislative reporting compliance Chairman: J Holtzhausen Members: CD Flemming, KP Lebina and JJ Nel Number of meetings held in 2024: 4 All members attended all meetings in 2024 Nominations Committee Monitors and evaluates effectiveness and composition of the Board Chairman: TJ Cumming Members: JA Holtzhausen, EA Jeneker, KP Lebina and TVBN Mnyango Number of meetings held in 2024: 4 All members attended all meetings in 2024 Remuneration Committee Ensures the Company remunerates Directors and Executives fairly and responsibly and the disclosure of Directors and Executive remuneration is accurate, complete and transparent Chairman: JJ Nel Members: TJ Cumming, JA Holtzhausen, EA Jeneker and TVBN Mnyango Number of meetings held in 2024: 4 All members attended all meetings in 2024 Risk Committee Ensures Group sustainability by evaluating and overseeing implementation of efficient risk management processes and controls to identify, monitor and mitigate risks and to act on opportunities identified Chairperson: KP Lebina Members: TJ Cumming, CD Flemming, JJ Nel and DJ Pretorius Number of meetings held in 2024: 4 All members attended all meetings in 2024 Social and Ethics Committee Ensures the Company conducts its business in an ethical, responsible and properly governed manner and to have oversight for reviewing and/or developing policies, governance structures and practices for sustainability Chairman: EA Jeneker Members: CD Flemming, AJ Davel and TVBN Mnyango Number of meetings held in 2024: 4 All members attended all meetings in 2024 Investment Committee Oversees the allocation of capital and investment activities in line with the Company's strategy Chairman: JJ Nel Members: TJ Cumming, JA Holtzhausen, EA Jeneker and KP Lebina Meets on an ad hoc basis No meetings were held in 2024 OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2024 92 Governance structures and responsibilities

Committee reports The Committees are appropriately constituted, and members are appointed by the Board. To ensure that all aspects of the Board's mandate are addressed, the committee chairs report to the Board after each committee meeting. Board members have access to all committee packs. The Audit Committee reviews the Integrated Report and recommends it to the Board for approval, as it does with the Annual Financial Statements, King IV disclosures and other reports. The Audit Committee is satisfied that the external auditor and internal auditors are independent. No non-audit services were performed during the past year without the approval of the Audit Committee. The audit firm has been appointed, with the designated partner having oversight of the audit and being reappointed at the AGM. The CFO is responsible for the finance function and administration of the internal audit department. The effectiveness of the CFO function is assessed annually by the Audit Committee. The Social and Ethics Committee has oversight of ESG concerns and stakeholder engagement. The committee reviewed adherence to occupational health and safety laws, regulations and external standards. It monitored the performance of related key indicators to minimise mining related accidents and their impacts. The Remuneration Committee supports the Board with the governance of remuneration throughout the Group to ensure fair and responsible remuneration practices. The Committee presented a Single Incentive Plan which was approved by the shareholders at the 2023 annual general meeting. The Nominations Committee assessed, through an independent evaluation, the independence of all non-executive directors, the board chair and performance of the committees in the year under review. The Risk Committee monitors operational and strategic risks and oversees the implementation of efficient risk management processes. The committees structure and attendance are set out in page 92. Investment Committee The Investment Committee assesses capital projects and investment opportunities. The committee monitors the consistent and proper application of projects and investment guidelines and other procedures on the allocation of capital throughout a project's lifecycle. All committee members are suitably qualified and have the necessary expertise required to discharge their responsibilities. No meetings were held during the year under review. Audit Committee The Audit Committee plays a vital role in ensuring the integrity of the Company's financial controls, integrated reporting and the identifying and management of financial risks. The committee comprises independent non-executive directors. Its members, collectively, have the requisite expertise, experience, appropriate financial and related qualifications required to discharge their responsibilities. The committee met four times in FY2024, with meetings scheduled in line with the financial reporting cycle. The committee also met with the internal and external auditors during the year. No areas of concern were noted. The external auditor and internal auditor have unrestricted access to the Audit Committee. The committee fulfilled its mandate as per its terms of reference and work plan. Key deliverables FY2024 • Continually evaluate the general viability of the business and its status as a going concern • Reviewed the internal audit plans to ascertain the extent to which the scope of audits could be relied upon to detect weaknesses in internal controls • Ensured that the Company has established appropriate financial reporting procedures and that those procedures are operating, which should include consideration of all entities included in the consolidated Group IFRS financial statements, to ensure that it has access to all the financial information of the Company to allow the Company to effectively prepare and report on the financial statements of the Company • Satisfaction that the chief financial officer has the appropriate expertise and experience to fulfil his role and that the finance function was effective • Reviewed the IT Charter together with the IT Governance Framework • Considered the JSE proactive monitoring of financial statement report • Assessed the external auditors and designated external audit partners' suitability for appointment in accordance with the JSE Listings Requirements • Ensured that the appointment of BDO South Africa, Inc. as the independent external auditor of the company, was included as a resolution at the upcoming annual general meeting • Pre-approved all audit and non-audit services provided by the external auditors OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2024 93

Remuneration Committee The Remuneration Committee ensures the Company remunerates directors and executive management fairly and responsibly and that the disclosure of director and executive remuneration is accurate, complete and transparent. The committee evaluates performance in relation to reward. Its terms of reference provide the scope of responsibility, as delegated by the Board, to review and make decisions on the remuneration policy and its implementation. All members were elected by the Board and suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2024, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2024 • Evaluated the remuneration structure for Executive Directors and Group Exco members and ensured that they are fairly rewarded, in the context of overall employee remuneration and taking into account the Company’s performance and remuneration philosophy • Conducted annual monitoring and review of the terms and conditions of Executive Directors’ service agreements • Determined grants to the Executive Directors and other Group Exco members made in terms of the Company’s short- and long-term incentive plans • Authorised the design of the new the Single Incentive Plan incorporating the Deferred Share Plan • Adopted and implemented the Compensation Clawback Policy in accordance with the requirements of Section 303A.14 of the New York Stock Exchange Listed company manual Risk Committee The Risk Committee monitors risk management performance and ensures that the Company implements its risk management framework. The committee provides oversight of the Group's risk management framework, including a review of strategic risks, procedures, processes, controls and systems established to identify, assess, monitor and report on major risks faced by the Company. The committee comprises of majority of independent non-executive directors. All members of the committee are suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2024, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2024 • Reviewed operational and strategic risks • Reviewed solar project risk assurance • Conducted annual review of group risk tolerance and risk appetite statements • Conducted annual review of Enterprise Risk Management • Oversaw insurance renewals • Conducted annual review of IT risks, including business continuity, back-ups and offsite storage, and security of network and information • Reviewed and monitored processes and procedures for risk identification, analysis and quantification • Reviewed processes implemented to monitor the ongoing management of risks and ensured that continuous monitoring by management takes place • Reviewed reports from internal audit on the effectiveness of the processes and procedures of risk management OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2024 94

Nominations Committee The Nominations Committee ensures that the Board has the appropriate composition to execute its duties effectively. The committee guides formal, transparent and fair conduct in the nomination and election process for members of the Board. The committee reviews the Board composition to confirm independence, tenure, and skills to ensure that the Board's competence and balance are maintained and enhanced. All members are suitably qualified and have the necessary expertise required to discharge their responsibilities. The committee met four times in FY2024, with meetings scheduled in line with the Company's financial reporting cycle. Key deliverables FY2024 • Reviewed Board composition, tenure and independence • Ensured that Directors received regular briefings on changes to the appropriate risks and laws • Oversaw development and implementation of continuing professional development programmes for Directors • Drove annual process to evaluate the Board, Board committees and individual Directors • Ensured that succession plans for the Board, Executive Directors and senior management are developed and implemented Social and Ethics Committee The Social and Ethics Committee ensures that the Company conducts its business in an ethical, responsible and properly governed manner and has oversight for the review and/or development of policies, governance structures and practices related to sustainability. The committee monitors the Company's activities regarding good corporate citizenship, the environment, health and safety, social and economic development, transformation, labour, diversity and inclusion. The committee complies with all relevant legislation, regulations and governance codes and executes its duties in terms of the requirements of King IV, the Companies Act and related regulations. The Board is satisfied that the Chairman of the Social and Ethics Committee has sufficient expertise and experience to oversee sustainability-related issues as he is certified as an ESG Competent Director and a Climate Change Competent Director. In addition, all members of the committee have the necessary skills and expertise required to discharged their required responsibilities. The committee met four times in FY2024, with meetings scheduled in line with the group's financial reporting cycle. Key deliverables FY2024 • Monitored activities relating to the 10 principles set out in the United Nations Global Compact Principles and the Organisation for Economic Co-operation and Development recommendations regarding corruption, the Employment Equity Act 55 of 1998 and the Broad-Based Black Economic Empowerment Act 53 of 2003 • Established an Enterprise and Supplier Development programme • Monitored the quarterly reports on human resources, environmental, safety and health • No adverse compliance inspections by environmental regulators • Integrated and sustained stakeholder communication programme for identified and implemented projects • Review significant cases of employee conflicts of interests, misconduct or fraud, or any other unethical activity by employees of the Group OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2024 95

IT governance At DRDGOLD, IT governance and compliance are foundational pillars in ensuring the responsible and effective use of technology across our operations. Our IT governance framework aligns with industry best practices and regulatory requirements, emphasising transparency, accountability, and strategic alignment with business objectives. This framework is designed to ensure that our technology investments deliver value while managing risks associated with IT operations, cybersecurity, and data privacy. Key components of our IT governance include: • Strategic alignment: ensuring that our IT initiatives support the broader business strategy, focusing on operational efficiency, innovation, and sustainability. • Risk management: identifying and mitigating risks related to IT, including cybersecurity threats and data breaches, while ensuring business continuity through robust disaster recovery plans. • Regulatory compliance: we are committed to adhering to all relevant data protection and privacy laws, including the Protection of Personal Information Act (POPIA) and Sarbanes Oxley (SOX) to safeguard both corporate and stakeholder data. • Performance Management: Continuously measuring IT performance through key metrics to ensure that we meet our goals and service-level agreements, optimising both efficiency and resource utilisation. Our governance structure is underpinned by the King IV and SOX principles of corporate governance, ensuring that IT is leveraged as a strategic asset while complying with the highest standards of ethical conduct, risk management, and accountability. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Corporate governance report continued DRDGOLD Annual Integrated Report 2024 96

Jean Nel / Remuneration Committee Chairman “The Remuneration Committee acknowledges the value that is added to the business through the application of fair remuneration strategies and remains absolutely committed to upholding good corporate governance and remuneration best practice, in line with the guidelines provided by the King Committee on Corporate Governance." Remuneration Committee Chairman's letter It is with pleasure that I present DRDGOLD’s annual remuneration report for FY2024 on behalf of the Remuneration Committee and the Board of Directors. This report contains two sections. Part A focuses on remuneration governance and policy while Part B focuses on the remuneration of Executive Directors, Prescribed Officers, Senior Management and fees paid to Non-executive Directors. As reported in the Annual Integrated Report 2023, the Remuneration Committee, after various consultations with independent consultants, Bowmans, approved the adoption of a Single Incentive Policy, which incorporates a deferred share plan. The Single Incentive Policy was tabled at the 2023 Annual General Meeting (AGM) for approval by shareholders and 90.46% of the shareholders supported the resolution. The Single Incentive Policy then came into effect on 1 July 2024. The eligibility criteria are aligned with the strategic objectives of the Company and the Single Incentive Policy aims to ensure the Company attracts, retains and motivates qualified and capable employees and management. During the financial year ended 30 June 2024, relevant members of the management team did comprehensive work in communicating and explaining the motivation behind the Single Incentive Policy to qualifying employees, including the modelling of the changes and the impact thereof. Feedback from the management team and qualifying employees was positive on the whole, even though any changes to the remuneration policy are usually met with some degree of scepticism. Insofar as Part B is concerned, it is also worthwhile noting that the Company met most of its performance metrics during the year under review, emphasising the value of aligning the remuneration strategy with both individual and Company performance. During the year under review: • The Remuneration Policy and Implementation Report, long- term incentive scheme (LTI) and Director's fees were tabled for non-binding advisory votes at the AGM held on 29 November 2023 and approved. The results were as follows: • Endorsement of the Remuneration Policy: votes in favour – 97.95% • Endorsement of the Implementation Report: votes in favour – 89.79% • Approval of Non-executive Directors’ remuneration: votes in favour – 92.33% The Remuneration Committee has noted the Companies Act Amendment Bill which was signed by the President and promulgated on 30 July 2024. This Act requires a public company to submit its remuneration policy at its AGM and to make pay gap disclosures. The Remuneration Committee has engaged the services of Deloitte to assist us in this regard and to ensure that we are ready to make the required disclosures in future, as and when required by the Companies Act. Lastly, I would like to confirm that the Remuneration Committee acknowledges the value that is added to the business through the application of fair remuneration strategies and remains absolutely committed to upholding good corporate governance and remuneration best practice, in line with the guidelines provided by the King Committee on Corporate Governance. Jean Nel / Remuneration Committee Chairman 28 October 2024 OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report DRDGOLD Annual Integrated Report 2024 97

Part A – Remuneration governance and policy Remuneration governance The Remuneration Committee consists of a majority of independent non-executive Directors and oversees our Remuneration Policy, its implementation, while ensuring best practices of remuneration within the Group. The CEO and CFO are standing invitees to the meetings. They have no vote at the meetings and are not present when their remuneration or performance are discussed. There were no deviations from the Remuneration Policy during the financial year. The Remuneration Committee held four meetings during the financial year ended 30 June 2024 with attendance as follows: Committee members Meetings attended JJ Nel (Chairman) 4/4 TVBN Mnyango 4/4 EA Jeneker 4/4 JA Holtzhausen 4/4 TJ Cumming 4/4 REMUNERATION POLICY Our Remuneration Policy is aligned with our strategy DRDGOLD is committed to maintaining a Remuneration Policy that is aligned to the Company’s business strategy and performance objectives, to create development opportunities for employees, resulting in rewards aligned with the attraction and retention of human capital and value creation. Our Remuneration Policy and practices are aligned with stakeholder interests. The Remuneration Committee is satisfied that the policy has achieved its objectives. Fair and responsible compensation DRDGOLD is committed to non-discriminatory employment practices. Remuneration is therefore fairly and equitably distributed within occupational levels and should there be any discrepancies in occupational job levels, these are justified according to the level of responsibility, the complexity of the position, length of service and qualifications. Promote an ethical culture within the Group and responsible corporate citizenship It is important that our policy complements our Group’s core values, while supporting the achievement of our performance objectives. Employees are not remunerated solely on a set of rigid financial performance objectives but are rather developed in their trades and professions, and evaluated based on their commitment to ethical values, and ultimately, for contributing to a sustainable business. Attract and retain competent employees In an increasingly competitive labour market, it is important to motivate individual and team performance to create a high- performance culture. This will ensure that the Company’s safety standards are maintained and value is created for the business and our stakeholders, to manage the total cost of employment as well as to achieve the most effective returns for the Company’s investment in its people. Competitive reward strategy The Company’s reward strategy includes guaranteed pay, variable pay, performance-based rewards, learning and development, and the creation of a high-performance culture and a safe working environment. A healthy and safe environment Our Company has developed various internal procedures guided by legislation to prevent injuries and fatalities. This cannot be achieved without the commitment of employees to adhere to these safety protocols. Our remuneration strategy therefore aims to facilitate an environment in which all employees feel safe. Key elements of the Remuneration Policy There are three main elements that make up DRDGOLD’s reward approach: Reward element 1 – Guaranteed pay Objective and operation The guaranteed package is determined by the need to attract and retain the skills and competencies required in the organisation. Job grades, reflecting the level of responsibility and conceptual complexity of job roles, are established through the application of the Paterson methodology, which is used throughout the South African mining sector. To apply this, benchmarking is conducted to compare the fairness and market competitiveness of guaranteed packages at the different job levels. This is done annually for employees graded 18 “Paterson DL” and above. All other employees are remunerated based on a negotiated and approved wage agreement. Benchmarking is based on South African national and mining industry companies. We believe these organisations are our competitors for sought-after skills, and therefore deemed to be a reasonable, relevant and defensible selection from which key skills could be gained or to whom key skills could be lost. DRDGOLD makes use of the Remchannel (Pty) Ltd channel to perform all benchmarking. Within a range applicable to the job level, individual remuneration is decided with reference to compensable factors, which are neither arbitrary nor discriminatory in terms of Employment Equity regulations and the Employment Equity Act. Performance measures On a bi-annual basis, individuals agree on their performance objectives for the period and the KPIs which will be used to measure their performance against these objectives. An individual’s attributes are weighted and development plans agreed. Evaluation takes place bi-annually on a rating scale of 0 to 5. Reward element 2 – Short-term incentives (STIs) Objective and operation The intent of the STI scheme is to reward excellence and incentivise behaviours and outcomes that drive the Company’s broader sustainability goals, production and financial targets, thus serving the interests of our shareholders. The scheme is dynamic and is constantly being scrutinised by the Remuneration Committee and the Board. Historically we have used a pool-based incentive scheme, based on modified free cash flow, which drives a strong culture of teamwork with all participants, who thus work towards a single goal of maximising free cash flow, which is an easy measure to understand. A consistent increase in free cash flow should translate into an increasing share price and dividends, thereby aligning participant and shareholder interests. Incentive scheme participants are those graded 19 and above “Paterson DU,” and corporate employees who do not participate in the operations’ profit share schemes. All other employees in the Group graded “Paterson DL” and below participate in a profit share scheme aligned to the performance of the respective operations. This approach will still form part of the revised STI determination under the new Single Incentive Plan, but reduced in quantum and will be supplemented by the other scorecard-determined factors (operational and financial) for STI as explained in the Single Incentive Plan on page 101 to 102 below. Performance measures The STI is funded out of a pool created from the free cash flow (FCF) generated by DRDGOLD in the financial year: • Free cash flow is defined as cash generated from operations, less capex and tax. In the budgeting process, if the Group believes that any capex, Investment or other items should be excluded or amortised or treated in any different way for determining FCF at the end of the year, they may make representations to the Remuneration Committee on the treatment of such item/s for the purposes of calculating FCF OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2024 98 for the STI Pool. The Remuneration Committee has absolute discretion in approving the treatment of such items • An STI Pool of up to 15% of FCF is created • The STI Pool is modified as per the production modifier and individual performance moderator tables in this section Modifiers of the incentive pool To drive strategic initiatives, the STI pool is modified by up to 20% for isolated non-achievements of targets and up to 50% for systemic or repetitive non-compliance. The modifiers are approved by the Remuneration Committee. These strategic initiatives and their measures are assessed at the beginning of each financial year to ensure that current strategies are driven in that year. The strategic modifiers and their weightings are communicated to participants at the beginning of each financial year to ensure understanding and compliance. The Group performance measures set out by the Remuneration Committee and the weightings for FY2024 are as follows: Strategic initiatives modifiers • Environmental: 4% • Safety: 4% • Social development: 4% • Labour development: 4% • Transformation: 4% Fatality modifier • The STI pool can be further reduced by up to 25% per fatality, depending on the degree of culpability of the Company, as assessed by the Remuneration Committee • If the fatality is as a result of a breakdown in or disregard for safety, the STI Pool can be modified by up to 100% at the Remuneration Committee’s discretion Production modifier The calculated STI Pool may be modified, upwards or downwards, based upon gold (kg) produced measured against budget, as follows: STI Pool production modifier Gold (kg) produced: % of budget STI Pool adjustment: % < 93 -10 93 to < 97 -5 97 to < 103 – 103 to < 107 +5 ≥ 107 +10 Distribution of the incentive pool The STI Pool, after any moderation, will be distributed as follows: • 90% formulaically, pro-rata to each individual’s percentage of STI Pool, as determined below and possibly moderated for individual performance as follows: Individual performance moderator Individual performance rating Modifier % < 2 -100 2 to < 2.25 -80 2.25 to < 2.5 -60 2.5 to < 2.75 -40 2.75 to < 3 -20 ≥ 3 – • 10% on a discretionary basis • Each participant’s percentage of STI Pool will be determined, taking, inter alia, the following factors into account: A. All-inclusive package of the individual for the financial year B. Market-related STI data applicable to the category C. The level of accountability and responsibility of the role of the individual Because there is likely to be a portion of the 90% formulaic pool distribution unallocated, due to some individuals with performance ratings of less than 3, this unallocated portion plus the 10% discretionary pool will be allocated by the Exco after recommendations from line management. The Remuneration Committee will approve any allocations from the 10% discretionary pool to Exco members. Individual allocations under the 90% formulaic allocation are capped as follows: • Category 19 “Paterson DU” and above – 100% of the individual’s all-inclusive package for the year. To be able to reward exceptional individual performance appropriately, the formulaic plus discretionary allocations may exceed this amount, but these instances, if any, would be subject to Remuneration Committee’s approval. Further considerations for the CEO and CFO For the CEO and CFO (executive directors) the formulaically calculated STI amounts will be reviewed by the Remuneration Committee, which has absolute discretion to further modify the STI amounts, upwards or downwards: • If compelling, exceptional and objective circumstances warrant such application of discretion • To ensure that the STI amounts awarded are balanced and equitable Executive directors’ STI amounts may be settled in a combination of cash and DRDGOLD shares (deferred bonus shares), with the Remuneration Committee having discretion to make up to 40% of the award in deferred bonus shares. No bonus shares have been issued to settle in the STI in the current or prior year. Deferred bonus shares will vest/be released to the executive directors as follows: • 50% after nine months • 50% after 18 months • The following provisions apply to the deferred bonus shares: A. The executive director needs to be in active service and not under notice of resignation on the vesting dates to be eligible to receive the deferred bonus shares and any dividends accrued thereon B. The deferred bonus shares carry voting and dividend rights, however, the dividends will accrue and will only be paid out upon the vesting/release of the shares to which the dividends relate Termination rules The following describes participation rules in the event of terminations: • Death – Estate benefits on a pro-rata basis • Normal retirement at age 65/permanent disability, early retirement after age 55, retrenchment (including voluntary retrenchment) – Pro-rata basis • Dismissal – Forfeiture • Resignation – Need to be in active service and not under resignation at payment date to be eligible to receive payment OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2024 99

Reward element 3 – Long-term incentive (LTI) scheme Objectives and operation Executive directors, prescribed officers and senior management graded 19 and above “Paterson DU,” participate in the LTI scheme. LTIs are designed to retain key staff and allow for an opportunity to earn rewards determined with reference to the share price performance of the Group. It is indirectly the shareholders’ reward of key executive directors, prescribed officers and senior management staff through the value that the market places on DRDGOLD’s shares. On 2 December 2019, a revised LTI scheme was implemented and approved by shareholders. It is designed to follow contemporary trends in executive remuneration and the rules of good governance. Its terms were decided following a benchmarking exercise by PwC and after further consultation with 21st Century, a remuneration and reward consulting firm. Participants in the scheme are incentivised by way of DRDGOLD equity in the form of full-value Conditional Shares. Annual awards of Conditional Shares are made in two forms: • 80% of the award will be in Performance Shares • 20% of the award will be in Retention Shares The target award value will be referenced to a market-related quantity of shares per level, and will be adjusted based upon individual performance as follows: Individual rating % of target value awarded < 2.75 – 2.75 to < 3.00 50 3.0 to < 3.75 100 3.75 to < 4.5 133.33 4.5 to < 5.0 166.67 5.0 200 An allocation of 2 878 900 Conditional Shares was awarded to all qualifying employees on 22 October 2024. Performance measures The Conditional Shares will vest three years after the award date, to ensure retention of skills. Performance Shares (80%) will vest subject to service and performance conditions as follows: DRDGOLD’s total shareholder return (TSR) over the three-year vesting period exceeding DRDGOLD’s weighted average cost of capital – if achieved, 40% of the Conditional Shares awarded will vest. DRDGOLD’s TSR over the three-year vesting period compared to a comparator peer group, as follows: Percentile of peers % of Conditional Shares vesting < 25th percentile – 25th to < 50th percentile 10 50th to < 75th percentile 30 ≥ 75th percentile 40 Retention Shares (20%) will vest subject to: • Attaining a threshold individual performance rating over the three-year vesting period • The participant being in active service and not under notice of resignation at the settlement date Termination rules The following describes participation rules in the event of terminations: • Death – the Remuneration Committee has discretion to allow vesting to the estate of the deceased that would vest in the 12 months following the date of death • Normal retirement at age 65/permanent disability/early retirement after age 55 and retrenchment (including voluntary retrenchment) – the Remuneration Committee has discretion to allow vesting of the awards that would vest in the 12 months following the last day of service • Dismissal – forfeiture of all unvested awards • Resignation – vesting of awards is subject to the participant being in active service and not under notice of resignation at settlement date • Disciplinary actions – vesting suspended pending outcome of any disciplinary action. If dismissed, the participant forfeits all unvested awards. If not dismissed, vesting occurs in accordance with the rules and participation continues. Governance and administration of reward elements The Remuneration Committee has the authority to amend, in part or in its entirety, or withdraw the STI and LTI schemes, at any time and will review the incentive schemes each year to ensure that the correct strategies of DRDGOLD are being driven by the incentive scheme subject to shareholder approval. STI payments made after DRDGOLD’s provisional results have been signed off by the external auditors. To remain aligned with the latest developments in remuneration policy and to stay current with the demands of governance as well as remain competitive within the industry, the Remuneration Committee conducted a review of the current short-term and long-term incentive schemes, with the assistance of external independent advisors. The outcome of the review informed the introduction of a new simplified, Single Incentive Plan incorporating a deferred share plan, intended to replace the existing scheme with effect 1 July 2024. The new plan was approved at the November 2023 AGM. New, simplified Single Incentive Plan • The Single Incentive Plan recognises the difficulties in setting stretching but realistic performance targets in a volatile economic environment. Its aim is to move beyond measurement criteria which are focused chiefly on inflexible financial performance, much of which is driven by two factors totally beyond management control namely, the gold price and exchange rates, and give balanced weightings to financial and non-financial measures to ensure executives and senior management are held to appropriate pay-for-performance standards without being penalised or rewarded unduly for factors outside their control • The Remuneration Committee has approved and recommended for approval by the Board, the principles of the Single Incentive Plan which consists of a Single Incentive Policy (Policy) and a Deferred Share Plan (DSP) OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2024 100

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Features of the DRDGOLD Single Incentive Policy

Single Incentive Plan		
Components and determination:	**Single Incentive = Free Cash Flow Portion + Scorecard Portion** whereby: **Free Cash Flow Portion** = free cash flow for the relevant financial year x 10% x personal share*. **Scorecard Portion** = cost-to-company x scorecard on-target percentage x performance multiplier. ** The personal share of the Free Cash Flow pool capped at 50% of cost to Company for Executive Directors and office bearers and 67% of cost to Company for all category 19+. The personal share percentage of the free cash flow pool by eligible managers is determined jointly by the Chief Executive Officer and the Chief Financial Officer and approved by the Remuneration Committee.*	
Participants	Full time employees from category 19 to 26 excluding non-executive directors.	
Pay-out form	Cash payment (short-term component) **Cash payment** = Single Incentive x 67%	DRDGOLD Shares (long-term component) **Deferred DRDGOLD shares** = Single Incentive x 33% + any approved retention award
Pay-out period	Settled annually for all employees	Vesting over five years at 20% per annum for Category 25 and 26 (F-band) and over three years at 33% per year for Category 19 to 24 (E and D band) participants, without further performance conditions and subject to continued employment.
Basis of award	Group and individual scorecards for initial award. Business unit scorecard to be introduced for subsequent awards.	
Safeguards	The quantum and award of the Single Incentive will be tested against certain safeguards including a specified percentage of EBIT and a 1% limitation on the total number of DRDGOLD shares in issue during that year.	

Scorecard on-target percentages and weightings

			Performance multiplier weighting		
Strategic level	**Typical title**	**Scorecard on-target percentage**	**Company**	**Business unit**	**Personal**
Top management, strategic intent	CEO	90%	90%	0%	10%
	CFO	75%	90%	0%	10%
General management, strategic execution	Head of operations, Head of Technical Services and General Managers	60%	90%	0%	10%



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Group scorecard

Area	Measure	Weight	Threshold 0%		Target 100%		Stretch 200%	Measures
Shareholders (20%)	Relative total shareholder return	10%	Median		Halfway between median / UQ		Upper quartile	Relative to comparators
	Return on equity	10%	Cost of equity		Cost of equity plus 3%		Cost of equity plus 6%	Return higher than cost of equity
Financial (30%)	Cash operating cost (R/tonne) Cash operating cost (R/kg) All-in sustaining cost (R/kg)	10% 10% 10%	115% Budget	x	110% Budget	x	Budget	Based on the actual achievement vs budget, noting that budget is already a stretch target since it is based on "nameplate" capacity without de-risking for probable downtime.
Operations (30%)	Production (kgs) Throughput (tonnes)	15% 15%	85% Budget	x	90% Budget	x	Budget	Based on the achievement vs budget, noting that budget is already a stretch target since it is based on "nameplate" capacity without de-risking for probable downtime.
Current scorecard modifier evaluation (ESG factors) (20%)	Environmental Health and safety Local economic development Human resources development Transformation	4% 4% 4% 4% 4%	Amber Score (2)		Green Score (3)		Blue Score (5)	Based on current scorecard modifier evaluation, a portfolio of evidence compiled.

Performance will be assessed based on the following:

- *For "threshold performance", 0% will be scored for that performance area*
- *For "on-target performance", 100% will be scored for that performance area*
- *For "stretch", 200% will be scored for that performance area*
- *Linear vesting will be applied between threshold, on-target and stretch*



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JSE Sustainability Disclosure Guide The JSE released its sustainability disclosure guidelines in June 2022. The guidelines recommend the following pay equality disclosures as part of social disclosure metrics: • Ratio of CEO’s total annual remuneration to the median, lower quartile and upper quartile of the total annual remuneration of all employees (excluding the CEO) • Ratio of the average annual remuneration of the top 10% of the organisation’s top earners, and the average annual remuneration for the bottom 10% of the lowest earners in the organisation • Ratio of the total annual remuneration of women to men, and by race group, for each employee category, be “significant locations of operation” (as defined by the organisation) DRDGOLD has engaged Deloitte to assist with the computation of these ratios in line with the JSE Sustainability Disclosure Guide and best practice guidance for consideration by the Remuneration Committee and disclosure in future reports. The Board is satisfied that Deloitte is an independent and objective service provider. Furthermore, the long-awaited First and Second Companies Amendment Bills were signed into law on the 26th of July 2024. The most material changes introduced by the Bills pertain to remuneration disclosures and a brief summary of the two noteworthy changes is include below: • The preparation of a remuneration policy for director's and prescribed officers to be approved by ordinary resolution at the AGM and thereafter every three years or whenever there is a material change. • Preparation of a remuneration report which, amongst other requirements, include: • a background statement; • remuneration policy; • implementation report (with details of remuneration and benefits of each director and officer); • the total remuneration including salary and benefits of the highest paid employee and the lowest paid employee; • the average and median remuneration of all employees; and • the remuneration gap of the top 5% highest paid and the bottom 5% of the lowest paid employees. The remuneration report must be approved by the board of the company, presented to shareholders at the AGM and voted on by ordinary resolution. Our Remuneration Committee has engaged the services of Deloitte to assist us in this regard and to ensure that we are ready to make the required disclosures in future, as and when required by the Companies Act. Remuneration consultants The Remuneration Committee engages independent consultants to assist in fulfilling its remuneration mandates. During FY2024, the committee engaged Remchannel (Pty) Ltd (Old Mutual) to perform a benchmarking exercise on the remuneration of all jobs graded “Category 18” and above “Paterson DL”. The Board is satisfied that Remchannel (Pty) Ltd is an independent and objective service provider. The Committee also engaged Bowmans to assist in the implementation of the new single incentive plan incorporating a deferred share plan. The Board is satisfied that Bowmans is an independent and objective service provider. Non-executive Directors’ remuneration policy The objective of the non-executive Directors’ remuneration policy is to compensate them fairly for their roles in steering the Group toward the achievement of its strategic objectives and applying good corporate governance principles. Their remuneration is based on the following principles: • They do not participate in the STI or LTI schemes as participation could be seen to compromise their independence and the impartiality of their oversight role • Fees are benchmarked against international and South African mining industry companies to ensure that they remain competitive. In addition, the complexity, scale and locality of the Group’s operations and the governance environment in which we function are taken into account to ensure that candidates of the required experience and skill are sourced and retained to serve on the Board • Receive fixed retainers made up of a base fee and committee fee as outlined in clause 30 of the MOI as well as section 66(8) and (9) of the Companies Act • Reimbursed for travel expenses on official business where necessary, as well as other direct business-related expenses • Fees are reviewed annually • The last increase proposed and approved was at the AGM on 29 November 2023. The next increase of 6% will be proposed for approval at the AGM on 27 November 2024 OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2024 103

The following changes to the fee structure were approved at the AGM on 29 November 2023: Non-executive Directors’ fees for FY2024: Non-executive Director’s role Chairperson of the Board 1 1 669 500 Lead independent director 1 946 050 Board member 478 590 Audit Committee Chairperson 2 200 340 Other Committees’ Chairperson 2,3 155 820 Audit Committee member 133 560 Risk Committee and Remuneration Committee member 111 300 Nominations Committee and Social and Ethics Committee member 100 170 Ad hoc work rates Investment Committee Chair - ad hoc fee per meeting 39 220 Investment Committee member - ad hoc fee per meeting 26 500 Ad hoc fee applicable for additional special meetings4 26 500 1 The Fee per annum for the Chairman of the Board and the LID are all-inclusive fees i.e., they will not receive committee membership fees. 2 The per annum fee for chairperson of a committee is inclusive of both as a chairperson of the committee and as a member of the committee 3 The per annum fee for the chairperson of all committees except the Audit Committee. 4 It was agreed that ad hoc fees for additional work by a non-executive director would only be payable in out of the ordinary circumstances. An increase of 6% will be proposed for FY2025 for approval at the upcoming AGM on 27 November 2024. Proposed fees per annum fees for FY2025: Non-executive Director’s role Annual retainer Rand fee FY2025 Chairperson of the Board 1 769 670 Lead independent director 1 002 813 Board member 507 305 Audit Committee Chairperson 212 360 Other Committees’ Chairperson 165 169 Audit Committee member 141 574 Risk Committee and Remuneration Committee member 117 978 Nominations Committee and Social and Ethics Committee member 106 180 Ad hoc work rates Investment Committee Chair - ad hoc fee per meeting 41 573 Investment Committee member - ad hoc fee per meeting 28 090 Ad hoc fee applicable for additional special meetings 28 090 Non-binding advisory votes on the remuneration policy DRDGOLD welcomes feedback from shareholders - the remuneration policy and implementation report will be tabled for separate non-binding advisory votes by shareholders at the upcoming AGM, as recommended by King IV and the JSE Limited Listings Requirements. In the event that either or both are voted against by 25% or more of the voting rights entitled to be exercised by shareholders at the AGM, we would seek to engage with shareholders and would invite shareholders to forward their reasons or concerns in writing. DRDGOLD will then arrange for further engagement in this regard. The remuneration policy and implementation report were tabled for non-binding advisory votes and the non-executive Directors fees were tabled as a special resolution at the AGM held on 29 November 2023. Shareholder voting results were as follows: • Endorsement of the remuneration policy: Votes in favour – 97.95% • Endorsement of the implementation report: Votes in favour – 89.79% • Approval of Non-executive Directors’ remuneration: Votes in favour – 92.33% As less than 25% of the shareholders voted against the Company's remuneration policy and implementation report, there was no need to invite dissenting shareholders for engagement on these matters. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Remuneration report continued DRDGOLD Annual Integrated Report 2024 104

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Part B: Implementation report of remuneration policy for FY2024

Total guaranteed pay outcomes

Executive Directors and Prescribed Officers

	Movement[1] %	2024 R'000	2023 R'000
CEO[2]	6	**8 297**	7 827
CFO[2]	6	**5 127**	4 837
COO[2]	6	**5 127**	4 837
Company Secretary[3]	–	**–**	1 459

[1] *Percentage movement is impacted by rounding to the nearest R'000.*

[2] *In FY2023, the date of the annual review of remuneration for the CEO, CFO and COO was changed from 1 July to 1 January in 2023, to be in line with the annual review date for all employees on the senior payroll. As a result, the Remuneration Committee decided that the CEO, CFO and COO will all receive an adjustment of 2.5% to their all-inclusive remuneration packages with effect from January 2023, in compensation for the change in their review date.*

[3] *During FY2024 DRDGOLD determined that the members of Exco comprise of the CEO, CFO and COO, and that the Company Secretary no longer forms part of Exco.*

Average salary increases

	2024 %	2023 %
CEO (January each year)	**6.0**	7.5
CFO (January each year)	**6.0**	7.5
COO (January each year)	**6.0**	7.5
Senior management (January each year)	**6.0**	5.0
Unionised and non-unionised (July each year) – Ergo		
Category 4-5	**9.5**	9.5
Category 6-9	**8.0**	8.0
Category 10-16	**6.6**	6.5
Unionised and non-unionised (July each year) – FWGR		
Category 4-8	**8.0**	8.0
Category 5-16	**6.0**	6.0
Consumer Price Index[1]	**5.3**	7.3

[1] *Annual average consumer price index for financial year 2024 and 2023 respectively.*

Description of total single figure remuneration by executive director


CEO remuneration based on total single figure remuneration 2024
Maximum
Minimum
Actual earnings
0.00
10.00
20.00
Total guaranteed remuneration
STI
LTI


CFO remuneration based on total single figure remuneration 2024
Maximum
Minimum
Actual earnings
0.00
10.00
20.00
Total guaranteed remuneration
STI
LTI


CEO remuneration based on total single figure remuneration 2023
Maximum
Minimum
Actual earnings
0.00
10.00
20.00
Total guaranteed remuneration
STI
LTI


CFO remuneration based on total single figure remuneration 2023
Maximum
Minimum
Actual earnings
0.00
10.00
20.00
Total guaranteed remuneration
STI
LTI

[1] *In FY2023, equity settled LTI vesting 22 October 2023 is reflected at fair value of R9.91. In FY2024, equity settled LTI vesting 23 October 2024 is reflected at fair value of R13.55.*

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Total remuneration

Directors' and prescribed officers' remuneration

The tables below illustrate the total single figure of remuneration and the total cash equivalent received reconciliation in R'000 for Directors and executive management. Executive management includes the Executive Directors and Prescribed Officers, who are also referred to as Exco of the Group.

Total single figure remuneration

	2024						2023				
		Remuneration earned during the year but not yet settled						Remuneration earned during the year but not yet settled			
Name	Total guaranteed remuneration[1]	STI related to this cycle	Discretionary STI related to this cycle	Unvested equity settled LTI[2]	Other payments[4]	Total single figure remuneration	Total guaranteed remuneration	STI related to this cycle	Discretionary STI related to this cycle	Unvested equity settled LTI[3]	Total single figure remuneration
Executive Directors											
DJ Pretorius	8 350	8 062	648	2 590	—	19 651	8 167	7 732	1 317	3 295	20 511
AJ Davel	5 279	4 982	401	1 379	—	12 041	5 072	4 778	814	1 595	12 259
Prescribed Officers[5]											
WJ Schoeman	5 149	4 982	401	1 379	—	11 911	4 815	4 778	814	1 595	12 002
E Beukes[4,6]	129	—	—	—	1 333	1 462	1 511	—	—	235	1 747
	18 907	18 026	1 450	5 349	1 333	45 065	19 565	17 288	2 945	6 720	46 518
Non-executive Directors											
EA Jeneker	971	—	—	—		971	925	—	—	—	925
JA Holtzhausen	865	—	—	—		865	823	—	—	—	823
TVBN Mnyango	811	—	—	—		811	773	—	—	—	773
JJ Nel	902	—	—	—		902	860	—	—	—	860
KP Lebina	891	—	—	—		891	849	—	—	—	849
TJ Cumming	1 713	—	—	—		1 713	1 633	—	—	—	1 633
CD Flemming	845	—	—	—		845	806	—	—	—	806
	6 998	—	—	—		6 998	6 669	—	—	—	6 669
Grand total	25 905	18 026	1 450	5 349	1 333	52 062	26 235	17 288	2 945	6 720	53 187

[1] *Includes contributions made by the Company to the Sanlam Group Life plan and medical contributions.*
[2] *For FY2024, unvested equity settled LTI refers to the 20 October 2021 awards which vested on 20 October 2024. This is reflected at fair value of R4.71 per share.*
[3] *For FY2023, unvested equity settled LTI refers to the 22 October 2020 awards which vested on 22 October 2023. This is reflected at fair value of R9.91 per share.*
[4] *Other payments include encashed leave and gratuity payment.*
[5] *During FY2024 DRDGOLD determined that the members of Exco comprise of the CEO, CFO and COO, and that the Company Secretary no longer forms part of Exco.*
[6] *Resigned as company secretary effective 31 July 2023. Unvested equity settled LTI forfeited.*

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Total cash equivalent received reconciliation

	2024								2023							
		Remuneration earned during the period but not yet settled			Equity long-term incentives settled during the period					Remuneration earned during the period but not yet settled			Long-term Incentives paid during the period			
Name	Total single figure remuneration	STIs earned during the period but not yet paid	Unvested equity settled LTI	STIs related to previous cycle paid during the year	Grant date fair value @ 12.13	Market movement since grant date	Vesting fair value @ R17.07	Total cash equivalent received reconciliation	Total single figure remuneration	STIs earned during the period but not yet paid	Unvested equity settled LTI	STIs related to previous cycle paid during the period	Grant date fair value @ R4.39	Market movement since grant date	Vesting fair value @ R11.44	Total cash equivalent received reconciliation
Executive Directors																
DJ Pretorius	19 651	(8 710)	(2 590)	7 732	2 016	822	2 838	18 920	20 511	(9 049)	(3 295)	7 273	2 433	3 682	6 114	14 289
AJ Davel	12 041	(5 383)	(1 379)	4 778	976	398	1 374	11 431	12 259	(5 592)	(1 595)	4 460	1 177	1 782	2 959	8 036
Prescribed Officers																
WJ Schoeman	11 911	(5 383)	(1 379)	4 778	976	398	1 374	11 301	12 002	(5 592)	(1 595)	4 460	1 177	1 782	2 959	7 779
E Beukes	1 462	—	—	—	—	—	—	1 462	1 747	—	(235)	1 274	173	264	437	1 949
	45 065	(19 476)	(5 349)	17 288	3 968	1 618	5 585	43 114	46 518	(20 233)	(6 720)	17 467	4 960	7 509	12 470	32 052
Non-executive Directors																
EA Jeneker	971	—	—	—	—	—	—	971	925	—	—	—	—	—	—	925
JA Holtzhausen	865	—	—	—	—	—	—	865	823	—	—	—	—	—	—	823
TVBN Mnyango	811	—	—	—	—	—	—	811	773	—	—	—	—	—	—	773
JJ Nel	902	—	—	—	—	—	—	902	860	—	—	—	—	—	—	860
KP Lebina	891	—	—	—	—	—	—	891	849	—	—	—	—	—	—	849
TJ Cumming	1 713	—	—	—	—	—	—	1 713	1 633	—	—	—	—	—	—	1 633
CD Flemming	845	—	—	—	—	—	—	845	806	—	—	—	—	—	—	806
	6 998	—	—	—	—	—	—	6 998	6 669	—	—	—	—	—	—	6 669
Grand total	52 063	(19 476)	(5 349)	17 288	3 968	1 618	5 585	50 111	53 187	(20 233)	(6 720)	17 467	4 960	7 509	12 470	38 722

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DRDGOLD equity settled share scheme

Name	2024 Opening balance	Granted number	Expired number[1]	Forfeited/lapsed number	Vested number settled	Fair value of vested awards settled (R'000)[2]	Closing balance	Grant date fair value of unvested awards as at 30 June 2024 (R'000)[3]	Fair value of unvested awards as at 30 June 2024 (R'000)[3]
Executive Directors									
DJ Pretorius	1 682 078	436 959	(166 249)	—	(166 248)	2 838 032	1 786 540	13 684	14 037
AJ Davel	879 395	232 624	(80 459)	—	(80 460)	1 373 539	951 100	7 285	7 473
	2 561 473	669 583	(246 708)	—	(246 708)	4 211 571	2 737 640	20 969	21 510
Prescribed Officers									
WJ Schoeman	879 395	232 624	(80 459)	—	(80 460)	1 374	951 100	7 285	7 473
E Beukes	120 119	—	—	(120 119)	—	—	—	—	—
	999 514	232 624	(80 459)	(120 119)	(80 460)	1 373 539	951 100	7 285	7 473
Total	3 560 987	902 207	(327 167)	(120 119)	(327 168)	5 585 110	3 688 740	28 254	28 983

[1] *50% of conditional shares vested on 22 October 2023.*

[2] *Conditional shares vested on 22 October 2023. The average fair value of the conditional shares settled was R17.07 each.*

[3] *The average fair value per share at grant date is R7.66. The average fair value per share at 30 June 2024 is R7.86 per share. Fair value as at year end was determined using the Monte Carlo model, based on share price of R15.70 at 30 June 2024, risk-free rate of between 7.8% and 8.2% and volatility of between 40.2% and 41.6%.*

Name	2023 Opening balance	Granted number	Vested number settled	Fair value of vested awards settled (R'000)[1]	Closing balance	Grant date fair value of unvested awards at 30 June 2023 (R'000)[2]	Fair value of unvested awards as at 30 June 2023 (R'000) 2
Executive Directors							
DJ Pretorius	1 417 143	799 595	(534 660)	6 114	1 682 078	13 497	25 960
AJ Davel	712 476	425 680	(258 761)	2 959	879 395	7 056	13 572
	2 129 619	1 225 275	(793 421)	9 074	2 561 473	20 553	39 532
WJ Schoeman	712 476	425 680	(258 761)	2 959	879 395	7 056	13 572
E Beukes	101 200	57 100	(38 181)	437	120 119	964	1 854
	813 676	482 780	(296 942)	3 396	999 514	8 020	15 426
Total	**2 943 295**	**1 708 055**	**(1 090 363)**	**12 470**	**3 560 987**	**28 573**	**54 958**

[1] *Conditional shares vested on 2 December 2022. The average fair value of the conditional shares settled was R11.44 each.*

[2] *The average fair value per share at grant date is R8.02. The average fair value per share at 30 June 2023 is R15.43 per share. Fair value as at year end was determined using the Monte Carlo model, based on share price of R19.92 at 30 June 2023, risk-free rate of between 8.4% and 8.5%, dividend yield of between 1.3% and 1.6%, and volatility of between 42.5% and 43.9%.*

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The performance of the CEO and CFO was measured as follows:

Short-term goals

Key performance indicator	Description	FY2024	FY2023
Net free cash flow	Free cash flow of R(1 197.4) million in FY2024 compared to free cash inflow of R469.1 million in FY2023	**Achieved**	Achieved
Production	Gold production was lower at 5 002kg compared to 5 282kg of gold produced in FY2023	**Achieved**	Achieved
Costs	Cash operating costs increased 20% from R697 382/kg to R833 536/kg All-in sustaining costs per kilogram increased 14% from R827 148/kg to R946 848/kg	**Achieved**	Achieved
Share price	Underperformed the index of gold stocks in FY2024, outperformed in FY2023	**Not Achieved**	Achieved
Internal controls over financial reporting	No material non-compliance	**Achieved**	Achieved
Safety	One fatality in FY2024 and no fatalities in FY2023	**Not Achieved**	Achieved

Long-term goals

Key performance indicator	Description	FY2024	FY2023
Resource optimisation	Addition of Ergo's Daggafontein TSF as a Mineral Reserve and extension of the LoM	**Achieved**	Achieved
Growth and strategic development	Internal growth at Ergo to extend the LoM and opportunity identified for surface PGMs	**Achieved**	Achieved
Sustainability	Stable consumption of potable water at 4%	**Achieved**	Achieved
Environmental practice	Dust emissions decreased to 0.45% of all samples taken through continuous vegetation and dust suppression (0.87% in FY2023)	**Achieved**	Achieved
Social value	Poverty alleviation: BBL Programme reached over 11 200 participants Youth education: more than 410 learners at six schools participating in mathematics, science and accountancy programmes	**Achieved**	Achieved

STI scheme

During the current year, the cash pool was modified for environmental (-1%), production (-5%) and for the fatality (-25%). After these modifications, the remaining pool was still above the ceiling which the STI scheme permitted.

Directors' service contracts

Service contracts have been concluded with executive directors as well as the non-executive directors. On 1 July 2022, Mr DJ Pretorius entered into a new agreement of employment for a period of three years and thereafter it continues indefinitely until terminated by either party on not less than three months' written notice.

Mr AJ Davel entered into a new employment agreement effective from 1 July 2022 for a period of three years and thereafter it continues indefinitely until terminated by either party on not less than three months' prior written notice.

It has been the practice that non-executive directors have had fixed-term service contracts but going forward, these will be adjusted such that the duration of their engagements as directors is aligned with the director rotation retirement requirements in terms of the Company's MOI and their re-election by shareholders at the relevant AGM. The directors had no conflicting interests during the year under review and up to the date of issue of the AFS.



DRDGOLD Annual Integrated Report 2024 109

Supplementary information Supplementary information P111 Mineral Resources and Mineral Reserves statement P119 GRI content index P129 Independent assurance practitioner’s report P132 Glossary of terms and abbreviations P135 Administration and contact details OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION DRDGOLD Annual Integrated Report 2024 110 DRDGOLD seeks to mine its minerals resources profitably and sustainably while adding social and economic value

9.16Moz Mineral Resources of which 5.53Moz are Mineral Reserves Our manufactured capital includes the volume of gold we recover by embracing innovation and technology. DRDGOLD’s annual production target is 155 000oz to 165 000oz from Mineral Reserves of 5.53Moz. Our Mineral Resources are inclusive of our Mineral Reserves. 6.90Moz Ergo Mineral Resources of which 3.27Moz are Mineral Reserves 2.26Moz FWGR Mineral Resources of which 2.26Moz are Mineral Reserves Group overview of Mineral Resources and Mineral Reserves The statement of Mineral Resources and Mineral Reserves as at 30 June 2024 outlines the Mineral Resources and Mineral Reserves for our Ergo and FWGR operations. It is compared to the last full declaration which was made as at 30 June 2023 and therefore includes a full year’s production depletion due to reclamation activities. In reclaiming these Mineral Reserves, DRDGOLD’s business model is to minimise the impact on the environment. Refer to the Environmental review section on page 73 of this report as well as the ESG factsheet 2024, published on our website: https://www.drdgold.com/investors/ reports-and-results#ars2024 DRDGOLD’s Mineral Resources and Mineral Reserves are reported in accordance with The South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves 2016 edition (SAMREC Code), and are compliant in all material respects with the requirements of the SAMREC Code and Table 1 requirements. Reporting is also in accordance with Section 12 of the JSE Listings Requirements and takes cognisance of the Subpart 1300 of Regulation S-K of the US Securities Act (Regulation S-K 1300). The Technical Report Summary (TRS) for 2023 was filed in terms of the new regulations. No TRS was filed in the current financial year. The 2023 TRS can be accessed via EDGAR, and is also available on our website https://www.drdgold.com/investors/reports-and- results#ars2023 DRDGOLD Limited owns 100% of Ergo Mining Proprietary Limited and Far West Gold Recoveries Proprietary Limited. The Mineral Resources and Mineral Reserves are reported on an aggregated attributable beneficial interest basis. Mineral Resources and Mineral Reserves are 100% attributable to DRDGOLD. A brief history of the operations is included on page 12. Geological setting, mineralisation and deposit type DRDGOLD’s surface deposits are by-products or residue of the processing of gold and uranium ores of the gold bearing late Archaean (2.7Ga to 3.2Ga) Witwatersrand sedimentary basin. The Witwatersrand Basin is the largest known gold bearing metallogenic province globally and is unconformably overlain by units of the Ventersdorp Supergroup (~2.7Ga), the Transvaal Supergroup (~2.6Ga), and the Karoo Supergroup (~280Ma). The deposits consist of gold, uranium and sulphur-bearing sand dumps and slimes dams, and the composition reflects the major constituents of the Witwatersrand Basin. Deposits possess characteristics, determined by the geometry, material source and processing plants in which the original ores were processed. A description of our mining activities and related infrastructure is included in Our business model section on page 13, in the What we do sub-section on page 10 as well as in the Operational performance section on page 63. A map of DRDGOLD's operations can be found on page 11. Legal aspect and permitting DRDGOLD has numerous surface, mining and prospecting rights and ownership of the surface rights and mine dumps vests in various legal entities. Mineral Resources and Mineral Reserves held by Ergo include ownership through common law, verified contractual arrangements, prospecting rights and various mining rights as well as the required environmental permitting. Ergo has submitted an application to renew and consolidate all these mining rights into a single mining right. This application is receiving attention from the DMRE. Renewal applications have been submitted to the DMRE for each expired mining right. Ergo has applied to extend the consolidated mining right for 30 years, which is the maximum allowable period as detailed in the MPRDA. The Mineral Resources and Mineral Reserves held by FWGR were acquired from Sibanye Gold Proprietary Limited (Sibanye Gold), a subsidiary of Sibanye-Stillwater Limited (Sibanye- Stillwater), in a transaction in which common law ownership was established over the various TSFs containing the said Mineral Resources and Mineral Reserves, and control was established by Sibanye-Stillwater over DRDGOLD. FWGR conducts its activities, inter alia, in accordance with environmental approvals (EAs) and the provisions of the Mine Health and Safety Act No 29 of 1996 and Regulations. A use and access agreement with Sibanye Gold articulates the various rights, permits and licenses held by Sibanye Gold in terms of which FWGR operates, pending the transfer to FWGR of those that are transferable. DRDGOLD and its subsidiaries own the surface rights to some of the properties where the Mineral Resources are located. In other cases, agreements are in place with the landowners to mine the dump material and rehabilitate the land for other uses. The details of the related surface rights are not material for the purpose of this report. The necessary agreements are in place for all properties in the LoM plan. Impediments on rights to mine Grootvlei Complex Ergo has a mining right over Grootvlei 6L14 dump via mining right GP158. Ergo's application for the renewal of its prospecting rights over Grootvlei dumps 6L16, 6L17 and 6L17A to the DMRE was granted in July 2022. During the 2022 financial year, an external party raised a conflicting claim of common law ownership of 6L16, 6L17 and 6L17A TSFs. Although the claim was on common law ownership and no attempt has been made to set aside the prospecting rights over the TSFs, the Grootvlei TSFs have been excluded from Mineral Reserves and the life of mine, and included in Mineral Resources. Marievale TSFs Ergo signed an offer to purchase 7L4 from EBM during the current financial year and is in the process of concluding a sale agreement. Ergo acquired the Marievale TSFs 7L5, 7L6 and 7L7 – in terms of a written notarial executed deed of sale in 2019 and took possession of the TSFs on 8 April 2019. It has since also obtained the requisite National Environmental Management Act, 1998 regulatory approvals to retreat the said TSFs. During the 2022 financial year, the owner of the land on which 7L5, 7L6 and 7L7 are situated – an estimated 36.5 million tonnes out of the total 54.1 million tonnes comprising the Marievale cluster – notified Ergo that in its view, the said TSFs had acceded to the land, and that it had become the owner of the TSFs. Ergo disputed the claim of legal title and referred the matter to arbitration as all ownership requirements were met when the TSFs were purchased by Ergo. Following the lodging of legal proceedings, the parties settled the dispute and Ergo during the 2023 financial year entered into a commercial arrangement with the land-owner whereby the landowner has renounced its entire right, title and interest in and to the TSFs in the favour of Ergo against payment of an agreed sum. The 7L4, 7L5, 7L6 and 7L7 TSFs have been classified as Mineral Reserves in FY2023 and FY2024. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Mineral Resources and Mineral Reserves statement DRDGOLD Annual Integrated Report 2024 111

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Mineral Resources and Mineral Reserves statement continued


DRDGOLD Group structure and associate licences
DRDGOLD LIMITED
DRDGOLD ERGO
DRDGOLD FAR WEST GOLD RECOVERIES
GP 158MR GP 187MR
GP 184MR GP 10007MR
GP 185MR GP 10044PR
GP 186MR GP 10348PR
Currently common law owners of Mineral Resources and Mineral Reserves
Transferred surface assets from ERPM: GP 151 MR

Mineral Resources reconciliation

	Tonnes Mt	Grade Au g/t	Au ounces Moz
Mineral Resources at 30 June 2023	1 066.40	0.28	9.56
Depletion of Mineral Resources - Ergo*	(14.71)	0.36	(0.21)
Survey adjustments - Ergo	(6.45)	0.67	(0.11)
TSFs transferred to third parties - Ergo	(2.00)	0.50	—
Reclassified or removed from Mineral	(2.03)	0.55	—
Depletion of Mineral Resources - FWGR	(5.85)	0.43	(0.08)
Mineral Resources at 30 June 2024	**1 035.36**	**0.27**	**9.16**

** The depletion includes the mining of Mineral Resources that were not included in the LoM plan (the mining of Mineral Resources not converted into Mineral Reserves).*

The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion is based on survey models.

Mineral Reserves reconciliation

	Tonnes Mt	Grade Au g/t	Au ounces Moz
Mineral Reserves at 30 June 2023	603.31	0.30	5.79
Depletion of Mineral Reserves - Ergo	(13.16)	0.36	(0.15)
Survey adjustments	(2.07)	0.49	(0.03)
Depletion of mineral reserves - FWGR	(5.85)	0.43	(0.08)
Mineral Reserves at 30 June 2024	**582.23**	**0.30**	**5.53**

The figures contained in the table are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Depletion is based on survey models.

Group summary

DRDGOLD's Mineral Reserves decreased by 4% from 5.79Moz (603.31Mt @ 0.30g/t) in FY2023 to 5.53Moz (582.23Mt @ 0.30g/t) mainly due to depletion.

The current Mineral Reserves reflect an operating life of 18 years for Ergo and 17 years for FWGR.

DRDGOLD's Mineral Resources decreased by 4% to 9.16Moz (1 035.36Mt @ 0.28g/t) from 9.56Moz (1 066.40Mt @ 0.28g/t) in FY2023 mainly due to depletion.

Drilling programme

DRDGOLD began a drilling programme in September 2016, aimed at re-evaluating its surface gold tailings. There was no significant work performed on the drilling programme during the current financial year. Ergo and FWGR has incurred to date more than R25 million on TSFs' evaluation or exploration (surveying, drilling, assaying, test-work, Mineral Resource and Mineral Reserve definition, and reporting).



DRDGOLD Annual Integrated Report 2024 112

A two-phased drill work, using reverse circulation drilling technique was completed on the Daggafontein TSF in FY2021, spaced at a nominal grid of 300m x 300m for phase I and a nominal grid of 150m x 150m for Phase II. The boreholes were well spread to ensure the samples were representative of the TSF. The Daggafontein TSF has water on top at the centre, therefore no drilling could be done under water. A total of 60 boreholes were completed on Daggafontein. All boreholes intersected the base of the TSF. Logging and sampling were completed by the experienced geologists from the RVN Group. A comprehensive Quality Assurance and Quality Control programme was implemented. On various occasions, the Competent Person (CP) visited the drilling site, sample sorting area and analytical laboratories. Samples were analysed by MAED and SGS laboratories (refer to page 94 for more information). Bulk density measurements were undertaken using a Troxler densitometer. Phase I and Phase II drilling allowed for the conclusion of sufficient work in FY2022 to classify Daggafontein TSF from an Inferred Mineral Resource to an Indicated Mineral Resource of 1.49Moz (192Mt @ 0.24g/t). The entire Indicated Mineral Resource was converted to a Probable Mineral Reserve after a pre-feasibility study was completed. A total of 0.2Moz (21.3Mt @ 0.24g/t) remains classified as an Inferred Mineral Resource due to the presence of surface water. Although classified as a Mineral Reserve, the Daggafontein TSF has been evaluated for its ability to accept tailings and remains as an option for additional TSF for tailings deposition if required. FWGR and Ergo’s mining method is to mine the entire dump, as to mine only a portion of the dump will lead to adverse environmental impacts. The SEC regulation SK 1300 does not permit inferred mineral resources to be included in the life of mine. The SAMREC Code however does permit this, if justifiable. The Daggafontein TSF is scheduled to be mined from 2031, by which time the water is expected to have dried off. The Inferred Mineral Resource amount is 5.6% of the total tonnages through the LoM plan and therefore deemed not material. Evaluation methodology Different methodologies are used for the evaluation of Mineral Resources and Mineral Reserves. Mineral Resources The assumption is that the current mining method is suitable for all dumps. No selective mining will take place and the entire dump will be processed (including Inferred Mineral Resources). Selective mining is not applied due to the following four conditions inherent in the operations: • There is no place on the mining sites to dump the below average grade material • The mining method is not conducive to selection • The operation is a rehabilitation exercise and all material must be removed from site and it is therefore most efficient to process all material, even that of a low-grade • Mineral Resources and Mineral Reserves are determined, amongst other parameters, by the average grade of the dump which must be above or equal to the cut-off grade The assumption is that the current extraction process is suitable. The determination of the cut-off g/t per Mineral Resource is based on working costs, the average plant recovery and the gold price. Mineral Resources consist of sand dumps, slimes dams and silted ‘vlei’ areas and dams. Before dumps are included as Mineral Resources, they are evaluated by drilling and sampling, modelling and the reasonable prospects for eventual economic extraction determined. With respect to surface Mineral Resources and Mineral Reserves, drilling takes place on a predetermined grid to enable the modelling of grade (grade model), moisture, expected extraction factors and ultimate financial viability before mining begins. Auger drilling is usually limited to a maximum depth of about 50m but, where possible, continues into the underlying soil to sample the entire thicknesses of the TSFs. Reverse circulation drilling was undertaken on Ergo’s and FWGR's dumps to penetrate the base of the dams at greater depths. Drill holes were typically drilled on a 100m or 200m grid on all the TSFs. Borehole intersections are logged by experienced geologists. Contaminants such as rock, soil, ash or any other foreign material are also captured in log sheets. Samples are taken over 1.5m intervals, packaged and sent to two analytical laboratories: • MAED metallurgical laboratories situated at Ergo is not accredited but used for grade control and daily plant samples by Ergo and FWGR. MAED is independent of DRDGOLD • SGS South Africa Proprietary Limited (SGS) in Randfontein is independent of DRDGOLD and is an accredited facility (T0265) by the South African National Accreditation System (SANAS) for gold analysis using fire assay techniques DRDGOLD has TSFs with sizes of between 0.5Mt and 214Mt. Estimation methods vary depending on data distribution and statistics. Some TSFs were estimated using nearest neighbour, inverse distance weighting (power 2) and some ordinary kriging. Different estimation techniques are applied to best suit the TSF. Mineral Resources are reported as in situ. A block model is generated and used to estimate the quantity and distribution of gold in 3D space. The Mineral Resource classification is used to describe the degree of certainty in the estimate and is underpinned by sample density, data quality and confidence in the whole process. As the material is removed for retreatment, the Mineral Resources and Mineral Reserves for each operation are adjusted accordingly. Continuous checks of modifying factors and ongoing surveys are conducted to monitor the rate of depletion and the accuracy of factors used in conversion. Verification of estimates is a routine part of the plant feed sampling programme. Plant feed grades are compared to the expected grades from the Mineral Reserves and updated monthly. Surveys are undertaken monthly and a reconciliation is reported annually. Any adjustments for shortfall or overruns are made in the Mineral Resources and Mineral Reserves statement for the following year. Gains or losses are largely related to volume adjustments on survey, although adjustments may be made for other reasons. Mineral Reserves In addition to the Mineral Resource assumptions, infrastructure must be in place or planned to access dumps and dispose of residues. The LoM plan includes purchased sand and slime material which has been excluded from the Mineral Reserves declared. This constitutes less than 5% of the tonnages included in the LoM plan. The exclusion of purchased sand or slime does not have a material effect on the Mineral Reserves. Included in Inferred Mineral Resources in the LoM plan is 0.2Moz (21.3Mt @ 0.24g/t) of the Daggafontein TSF. The Daggafontein TSF is scheduled to be mined from 2031, by which time the water is expected to have dried off. The Inferred Mineral Resource amount is 5.6% of the total tonnages through the LoM plan and therefore deemed not material. Modifying factors Due to the nature of mining dumps (also known as TSFs), no mining loss or mining dilution is considered in the conversion of Mineral Resources to Mineral Reserves. The entire TSF is planned to be mined (no selective mining) and processed in the LoM planning for the conversion of a Mineral Resource to a Mineral Reserve estimate. A TSF is included into the Mineral Reserves when it is included in the LoM plan and is classified as Measured or Indicated Mineral Resource when the average grade is equal to or above the prevailing cut-off grade. The cut- off grade takes into account the expected residue grade per Mineral Resource area, the working costs and the gold price resulting in the minimum (breakeven) head grade. FWGR reclaims footwall material where deemed economically viable. This practice could imply the application of an appropriate modifying factor in the derivation of Mineral Reserves when not part of the Mineral Resource estimate. Suitable records are being kept to assess the materiality of this practice on the Mineral Reserve estimate and if material may be included in future Mineral Reserve estimates. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Mineral Resources and Mineral Reserves statement continued DRDGOLD Annual Integrated Report 2024 113

OVERVIEW | STRATEGIC APPROACH | OUR PERFORMANCE | GOVERNANCE | SUPPLEMENTARY INFORMATION

Mineral Resources and Mineral Reserves statement continued

The modifying factors are checked to confirm the accuracy of the Mineral Resource to Mineral Reserve conversion process. The entire process is reviewed by the Competent Persons to ensure that the accepted industry and deposit-type norms and procedures have been followed.

Mineral Reserves are reported as material delivered to the processing plants.

Source area/ plant	Recovery %	Mine call factor %	Opex R/t	Average cut-off grade g/t
Ergo	42	100	115.00	0.23
FWGR	51	100	97.49	0.19

Key risks identified affecting the determination of Mineral Reserves and Mineral Resources include the following:

1. Limited tailings capacity
2. Country/Political risk
3. Security issues
4. Eskom supply failure and increased cost
5. Climate change physical risk
6. Deteriorating socio-political instability or social unrest
7. Complexities of legal/regulatory requirements
8. Capital projects progress/execution risk
9. Supply chain risks

The detailed description of these risks and mitigating actions are included in the Material risks and opportunities section on pages 39 to 50.

Refer to the CFO's review on pages 57 to 60 for production figures and the Environmental review section for the environmental management on page 73 to 80.

Independent review

The Group follows a process to independently review the Mineral Resources and Mineral Reserves at least every five years or as the need arises, such as significant changes in operations or the resources footprint.

Ergo's statement of Mineral Resources and Mineral Reserves was last independently reviewed by Red Bush Geoservices Proprietary Limited (Red Bush) for compliance with the 2016 edition of the SAMREC Code, and the SEC Industry Guide 7 in FY2019. There has not been a significant change in DRDGOLD's Mineral Resources and Mineral Reserves for FY2024.

Red Bush is an exploration, resource and mining consulting firm, which provides services and advice to the mineral industry internationally.

The Mineral Resources and Mineral Reserves of FWGR were last independently updated by Sound Mining Solution Proprietary Limited (Sound Mining) in FY2021 as part of the definitive feasibility study performed on the Phase II project.

Competent Persons

The designated Competent Person, for the Ergo Mineral Resources in terms of the SAMREC Code, 2016 Edition is Mpfariseni Mudau (BSc (Hons) – Geology, MSc (Mining Engineering)) Pr.Sci.Nat. 400305/12, a geologist with 18 years' experience in mineral exploration, mining and Mineral Resource estimation of precious metals. The Competent Person is recognised by the South African Council for Natural Scientific Professions (SACNASP) located at the Management Enterprise Building, Mark Shuttleworth Street, Innovation Hub, Pretoria, 0087, Gauteng, South Africa. He is a director of The RVN Group Proprietary Limited.

The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for the compilation and reporting of Ergo's Mineral Reserves is Professor Steven Rupprecht (BSc (Mining Engineering); PhD (Mechanical Engineering)). Professor Rupprecht is an associate Principal Mining Engineer at The RVN Group Proprietary Limited and is a registered honorary fellow at The South African Institute of Mining and Metallurgy (HFSAIMM Reg. no. 701013) located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa. Professor Rupprecht has 37 years' experience in the minerals industry.

The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for the compilation and reporting of FWGR's Mineral Resources is Nicholas Weeks, who holds a B.Sc. (Hons) in Geology replacing Diana van Buren of Sound Mining.

He is registered with the South African Council for Natural Scientific Professions (SACNASP, Pr.Sci.Nat. 155508) located at the Management Enterprise Building, Mark Shuttlesworth Street, Innovation Hub, Pretoria, 0087, Gauteng, South Africa, and the Geological Society of South Africa (GSSA) located at Building 10, Thornhill Office Park, 94 Bekker Street, Vorna Valley, Midrand, Johannesburg, 1686, South Africa.

He is a principal geologist with over 5 years' experience in mining, geology and consulting, and is a Director of Sound Mining International SA Proprietary Limited.

The designated Competent Person, in terms of the SAMREC Code, 2016 Edition, responsible for compilation and reporting of FWGR's Mineral Reserves is Vaughn Duke, a partner of Sound Mining Solution Proprietary Limited located at 2A 5th Avenue, Rivonia, 2128, South Africa.

He holds a BSc Mining Engineering (Hons). He is also registered with the Engineering Council of South Africa (ECSA) located at 1st Floor, Waterview Corner Building, 2 Ernst Oppenheimer Avenue, Bruma Lake Office Park, Bruma, Johannesburg, South Africa as a Professional Engineer with Reg. No. 940314. He is also a fellow of the Southern African Institute of Mining and Metallurgy (FSAIMM) located at the Minerals Council South Africa, Rosebank Towers, 19 Biermann Avenue, Rosebank, Johannesburg, South Africa, and his membership number is 37179.

He has over 39 years of experience in the minerals industry, specialising in engineering studies, due diligence audits and valuations. He has sufficient experience that is relevant to the style of mineralisation and type of deposit under consideration and to the activity being undertaken to qualify as a Competent Person as defined in the 2016 Edition of the SAMREC Code. The Competent Person is recognised by SAIMM located at the Minerals Council South Africa, 7th Floor, Rosebank Towers, 19 Biermann Ave, Rosebank, Johannesburg, South Africa.

DRDGOLD has written confirmation from the Competent Persons that the information disclosed in this report is compliant with the SAMREC Code and, where applicable, the relevant section 12 of the JSE Listings Requirements and Table 1 requirements, and the Competent Persons have confirmed that this report may be published in the form and context in which it is presented. All Competent Persons are independent contractors of DRDGOLD and its subsidiaries.



DRDGOLD Annual Integrated Report 2024 114

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Mineral Resources and Mineral Reserves statement continued

Exploration

The Group did not incur any significant exploration expenditure during the year.

The Group incurred the following expenditure on engineering studies during the year:

- R2.5 million spent on exploration programme in respect of copper tailings in the Northern Cape
- Exploration activities on gold and zinc bearing tailings in the far east rand in FY2024 – R2.7 million was spent in this regard

There were no Inferred Mineral Resources included in feasibility studies.

Competent Persons	Title	Address	Qualifications	Years' experience
Mpfariseni Mudau Pr.Sci.Nat. 400305/12	Director of The RVN Group Proprietary Limited	Willowbrook Villas 21, Van Hoof St, Roodepoort, 1724	BSc (Hons) – Geology, MSc (Mining Engineering)	18
Professor Steven Rupprecht FSAIMM 701013	Associate Principal Mining Engineer of the RVN Group	Willowbrook Villas 21, Van Hoof St, Roodepoort, 1724	BSc. Mining Engineering PhD. Mechanical Engineering	37
Nicholas Weeks Pr.Sci.Nat. 155508	Director at Sound Mining International SA Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc (Hons) – Geology, MGSSA	5
Vaughn Duke Pr. Eng 940314 FSAIMM 37179	Partner of Sound Mining Solution Proprietary Limited	Sound Mining House, 2A Fifth Avenue, Rivonia, 2128	BSc Mining Engineering (Hons), MBA	39



Declaration

The gold price used for determination of Mineral Resources and Mineral Reserves under the SAMREC Code is R1 170 587/kg (US$1 973/oz and R18.46/US$). All Mineral Resources declared in this report are inclusive of Mineral Reserves. DRDGOLD also confirms that the Group has the legal entitlements to the minerals reported and legal impediments on mineral rights have been disclosed on page 111. The directors are not aware of any legal proceedings or other material conditions that may have an impact on the Group's ability to continue operations other than those discussed on page 111. of this report.



DRDGOLD Annual Integrated Report 2024 115

MINERAL RESOURCES AS AT 30 JUNE 2024 MEASURED INDICATED Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 236.10 0.290 68.47 2.20 561.95 0.250 140.49 4.50 FWGR 216.00 0.325 70.28 2.26 — — — — Total Mineral Resources as at 30 June 2024 452.10 0.307 138.75 4.46 561.95 0.250 140.49 4.50 Total Mineral Resources as at 30 June 2023 473.61 0.313 148.36 4.75 571.47 0.250 142.87 4.65 INFERRED TOTAL Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 21.32 0.240 5.12 0.20 819.36 0.261 214.08 6.90 FWGR — — — — 216.00 0.325 70.28 2.26 Total Mineral Resources as at 30 June 2024 21.32 0.240 5.12 0.20 1 035.36 0.275 284.36 9.16 Total Mineral Resources as at 30 June 2023 21.32 0.240 5.12 0.16 1 066.40 0.278 296.35 9.56 The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Mineral Resources reported include Mineral Reserves. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Mineral Resources and Mineral Reserves statement continued DRDGOLD Annual Integrated Report 2024 116

MINERAL RESOURCES AS AT 30 JUNE 2023 MEASURED INDICATED Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 251.75 0.300 75.53 2.41 571.47 0.250 142.87 4.65 FWGR 221.86 0.328 72.83 2.34 — — — — Total Mineral Resources at 30 June 2023 473.61 0.313 148.36 4.75 571.47 0.250 142.87 4.65 Total Mineral Resources at 30 June 2022 495.62 0.320 158.63 5.10 568.21 0.250 141.40 4.55 INFERRED TOTAL Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Tonnes Mt Grade g/t Contents Au tonnes Contents Moz Ergo 21.32 0.240 5.12 0.16 844.55 0.265 223.52 7.23 FWGR — — — — 221.86 0.328 72.83 2.34 Total Mineral Resources at 30 June 2023 21.32 0.240 5.12 0.16 1 066.40 0.278 296.35 9.56 Total Mineral Resources at 30 June 2022 21.32 0.240 5.12 0.16 1 085.15 0.281 305.15 9.81 The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant. Mineral Resources reported include Mineral Reserves. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Mineral Resources and Mineral Reserves statement continued DRDGOLD Annual Integrated Report 2024 117

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Mineral Resources and Mineral Reserves statement continued

MINERAL RESERVES AS AT 30 JUNE 2024

	PROVED Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	170.06	0.310	52.72	1.67
FWGR	203.13	0.325	66.04	2.12
Total Mineral Reserves as at 30 June 2024	**373.19**	**0.318**	**118.76**	**3.79**
Total Mineral Reserves as at 30 June 2023	394.28	0.320	126.02	4.05

	PROBABLE Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	196.17	0.250	49.04	1.60
FWGR	12.88	0.330	4.24	0.14
Total Mineral Reserves as at 30 June 2024	**209.05**	**0.255**	**53.28**	**1.74**
Total Mineral Reserves as at 30 June 2023	209.05	0.255	53.28	1.74

	TOTAL MINERAL RESERVES Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	366.23	0.278	101.76	3.27
FWGR	216.00	0.325	70.28	2.26
Total Mineral Reserves as at 30 June 2024	**582.23**	**0.295**	**172.04**	**5.53**
Total Mineral Reserves as at 30 June 2023	603.31	0.297	179.3	5.79

MINERAL RESERVES AS AT 30 JUNE 2023

	PROVED Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	185.29	0.310	57.44	1.85
FWGR	208.99	0.328	68.58	2.20
Total Mineral Reserves as at 30 June 2023	**394.28**	**0.320**	**126.02**	**4.05**
Total Mineral Reserves as at 30 June 2022	416.70	0.341	137.17	4.41

	PROBABLE Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	196.17	0.250	49.04	1.60
FWGR	12.88	0.330	4.24	0.14
Total Mineral Reserves as at 30 June 2023	**209.05**	**0.255**	**53.28**	**1.74**
Total Mineral Reserves as at 30 June 2022	205.67	0.250	50.51	1.63

	TOTAL MINERAL RESERVES Delivered to plant			
	Tonnes Mt	Grade g/t	Contents Au tonnes	Contents Moz
Ergo	381.46	0.279	106.48	3.45
FWGR	221.87	0.328	72.83	2.34
Total Mineral Reserves as at 30 June 2023	**603.31**	**0.297**	**179.30**	**5.79**
Total Mineral Reserves as at 30 June 2022	622.37	0.300	187.68	6.04

The figures contained in the tables are rounded, which may result in minor computational discrepancies which are not deemed to be significant.

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GRI content index

Statement of use

DRDGOLD Limited has reported in accordance with the GRI Standards and the GRI14: Mining Sector 2024 in this Annual Integrated Report 2024 for the financial year from 1 July 2023 to 30 June 2024.

GRI 1 used: GRI 1: Foundation 2021

Applicable GRI Sector Standard(s): GRI 14: Mining Sector 2024

BDO South Africa Inc. has provided limited assurance (LA) on selected sustainability information as per the Independent assurance practitioner's report on pages 129 to 131.

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
General disclosures				
	2-1 Organisational details		Introduction, p2	
	2-2 Entities included in the organization's sustainability reporting		Our footprint, p11	
	2-3 Reporting period, frequency and contact point		About this report, p3	
	2-4 Restatements of information		Environmental review, p80	
	2-5 External assurance		Independent assurance practitioner's report, p129 to 131	
	2-6 Activities, value chain and other business relationships		Who we are, p9 What we do, p10 Business model, p13 to 18	
	2-7 Employees		Employee relations, p69 to 72	
	2-8 Workers who are not employees		Employee relations, p69	
	2-9 Governance structure and composition		Value-creating governance - a summary, p53 Directors and management, p87 to 90 Corporate governance report, p91 to p96	
	2-10 Nomination and selection of the highest governance body		Value-creating governance - a summary, p53 to 54 Corporate governance report, p91, 92 and 94	
	2-11 Chair of the highest governance body		Directors and management, p87	
General disclosures continued				
	2-12 Role of the highest governance body in overseeing the management of impacts		Engaging with our stakeholders, p37 Corporate governance report, p91	
	2-13 Delegation of responsibility for managing impacts		About this report, p3 Corporate governance report, p91	
	2-14 Role of the highest governance body in sustainability reporting		About this report, p3 Corporate governance report, p91	
	2-15 Conflicts of interest		Materiality process and matters, p33 Value-creating governance - a summary, p53 to 54 Corporate governance report, p91	
	2-16 Communication of critical concerns		Engaging with our stakeholders, p37 Materiality process and matters, p33 to p36	
	2-17 Collective knowledge of the highest governance body		About this report, p3 Directors and management, p87 to 90 Corporate governance report, p91	
	2-18 Evaluation of the performance of the highest governance body		Corporate governance report, p91	
	2-19 Remuneration policies		Remuneration report, p97 to 109	
	2-20 Process to determine remuneration		Remuneration report, p97 to 109	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
	2-21 Annual total compensation ratio		Remuneration report, p97 to 109	Engagement with Deloitte to assist in the computation of this information is ongoing and it will be disclosed in future reports
	2-22 Statement on sustainable development strategy		Leadership review, p5	
	2-23 Policy commitments		Our operating context, p19 to 25 Throughout this report	
General disclosures *continued*				
	2-24 Embedding policy commitments		Our operating context, p19 to 25 Throughout this report	
	2-25 Processes to remediate negative impacts		Throughout this report	
	2-26 Mechanisms for seeking advice and raising concerns		Engaging with our stakeholders, p37	
	2-27 Compliance with laws and regulations		Corporate governance, p91	No significant fines or non-compliances instances to report
	2-28 Membership associations		About this report, p3	
	2-29 Approach to stakeholder engagement		Engaging with our stakeholders, p37	
	2-30 Collective bargaining agreements		Employee relations, p69 to 71	
Material topics				

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
GRI 3: Material Topics 2021	3-1 Process to determine material topics		Materiality process and matters, p33	
	3-2 List of material topics		Materiality process and matters, p33 Material risks and opportunities, p41	
	3-3 Management of material topics		Materiality process and matters, p33 Throughout this report	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Economic performance				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.2.1 14.9.1	Chief Financial Officer's review, p57 to 60 Climate change and renewable energy, p51 to 52 Employee relations, p71	
GRI 201: Economic Performance 2016	201-1 Direct economic value generated and distributed	14.23.2 14.9.2	Value-added statement, p55 Chief Financial Officer's review, p57 to 60 Community engagement and support, p82 to 85	
	201-2 Financial implications and other risks and opportunities due to climate change	14.2.2	Material risks and opportunities, p39 Climate change and renewable energy, p51 to 52	
	201-3 Defined benefit plan obligations and other retirement plans		Remuneration report, p97 to 109	
	201-4 Financial assistance received from government	14.23.3	N/A	None
Market presence				
GRI 3: Material Topics 2021	3-3 Management of material topics		Employee relations, p69 to 71	
GRI 202: Market Presence 2016	202-1 Ratios of standard entry level wage by gender compared to local minimum wage	14.17.2	Employee relations, p71	DRDGOLD provides competitive salaries including entry level for both female and male employees, and does not differentiate these by gender
	202-2 Proportion of senior management hired from the local community	14.21.2	N/A	None

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Indirect economic impacts				
GRI 3: Material Topics 2021	3-3 Management of material topics		Community engagement and support, p82 to 85	
GRI 203: Indirect Economic Impacts 2016	203-1 Infrastructure investments and services supported *Additional sector recommendations* • Report whether a community needs assessment was conducted to determine the need for infrastructure and services, and how the assessment informed the infrastructure investments and services supported	14.9.3	Community engagement and support, p82 to 85	
	203-2 Significant indirect economic impacts *Additional sector recommendations* • Report the number, total spend, and description of education and skills programs deployed for workers who are not employees	14.9.4	Community engagement and support, p82 to 85	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Procurement practices				
GRI 3: Material Topics 2021	3-3 Management of material topics *Additional sector recommendation* • Describe the approach to providing employment, procurement, and training opportunities to local communities		Community engagement and support, p82 to 85	
		14.9.1	Employee relations, p69 to 71 Community engagement and support, p82 to 85	
GRI 204: Procurement Practices 2016	204-1 Proportion of spending on local suppliers *Additional sector recommendation* • Report the percentage of the organization's procurement budget spent on local suppliers by mine site	**14.9.5**	Value Added Statement, p55 Community engagement and support, p82 to 85	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Anti-corruption				
GRI 3: Material Topics 2021	3-3 Management of material topics		Corporate governance report, p91	
GRI 205: Anti-corruption 2016	205-1 Operations assessed for risks related to corruption		Corporate governance report, p91	None
	205-2 Communication and training about anti-corruption policies and procedures		Corporate governance report, p91	
	205-3 Confirmed incidents of corruption and actions taken		Corporate governance report, p91	None
Anti-competitive behaviour				
GRI 3: Material Topics 2021	3-3 Management of material topics		Corporate governance report, p91	
GRI 206: Anti-competitive Behaviour 2016	206-1 Legal actions for anti-competitive behaviour, anti-trust, and monopoly practices		Corporate governance report, p91	None
Materials				
GRI 3: Material Topics 2021	3-3 Management of material topics		Environmental review, p73	
GRI 301: Materials 2016	301-1 Materials used by weight or volume		Environmental review, p73	
	301-2 Recycled input materials used		N/A	None
	301-3 Reclaimed products and their packaging materials		N/A	None

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Energy				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.1.1**	Environmental review: Energy consumption, p77 to 79	
GRI 302: Energy 2016	302-1 Energy consumption within the organization	**14.1.2**	Environmental review: Energy consumption, p77 to 79	
	302-2 Energy consumption outside of the organization	**14.1.3**	N/A	None
	302-3 Energy intensity	**14.1.4**	Environmental review: Energy consumption, p77 to 79	
	302-4 Reduction of energy consumption		Environmental review: Energy consumption, p77 to 79	
	302-5 Reductions in energy requirements of products and services		Environmental review: Energy consumption, p77 to 79	
Water and effluents				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.2.1** **14.7.1**	Environmental review: Water consumption, p75 to 76 Climate change and renewable energy, p51 to 52 Environmental review: Water consumption, p75 to 76	
GRI 303: Water and Effluents 2018	303-1 Interactions with water as a shared resource	**14.7.2**	Environmental review: Water consumption, p75 to 76	
	303-2 Management of water discharge-related impacts	**14.7.3**	Environmental review: Water consumption, p75 to 76	These are not in or near an ecologically sensitive area
	303-3 Water withdrawal	**14.7.4**	Environmental review: Water consumption, p75 to 76	
	303-4 Water discharge	**14.7.5**	Environmental review: Water consumption, p75 to 76	
	303-5 Water consumption	**14.7.6**	Environmental review: Water consumption, p75 to 76	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Biodiversity				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.4.1**	Environmental review: Rehabilitation, p74	
GRI 101: Biodiversity 2024	101-1 Policies to halt and reverse biodiversity loss	**14.4.2**	Environmental review: Rehabilitation, p74	
	101-2 Management of biodiversity impacts	**14.4.3**	Environmental review: Rehabilitation, p74	
	101-3 Access and benefit-sharing		Environmental review: Rehabilitation, p74	
	101-4 Identification of biodiversity impacts	**14.4.4**	Environmental review: Rehabilitation, p74	
	101-5 Locations with biodiversity impacts	**14.4.5**	Environmental review: Rehabilitation, p74	These are not in or near an ecologically sensitive area
	101-6 Direct drivers of biodiversity loss	**14.4.6**	Environmental review: Rehabilitation, p74	
	101-7 Changes to the state of biodiversity	**14.4.7**	Environmental review: Rehabilitation, p74	
	101-8 Ecosystem services	**14.4.8**	Environmental review: Rehabilitation, p74	

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Emissions				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.3.1**	Environmental review: Energy consumption, p77 to 79	
GRI 305: Emissions 2016	305-1 Direct (Scope 1) GHG emissions	**14.1.5**	Environmental review: Energy consumption, p77 to 79	
	305-2 Energy indirect (Scope 2) GHG emissions	**14.1.6**	Environmental review: Energy consumption, p77 to 79	
	305-3 Other indirect (Scope 3) GHG emissions	**14.1.7**	Environmental review: Energy consumption, p77 to 79	
	305-4 GHG emissions intensity	**14.1.8**	Environmental review: Energy consumption, p77 to 79	
	305-5 Reduction of GHG emissions	**14.1.9**	Environmental review: Energy consumption, p77 to 79	
	305-6 Emissions of ozone-depleting substances (ODS)		N/A	None
	305-7 Nitrogen oxides (NOx), sulfur oxides (SOx), and other significant air emissions	**14.3.2**	Environmental review: Energy consumption, p77 to 79	
Waste				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.5.1** **14.6.1**	Environmental review, p77 to 79 Our operating context, p19; Strategy and outlook: Vision 2028, p26 and Operational performance: overview of Group operations, p63	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
GRI 306: Waste 2020	306-1 Waste generation and significant waste-related impacts	**14.5.2**	Environmental review, p77 to 79	
	306-2 Management of significant waste-related impacts	**14.5.3**	Environmental review, p77 to 79	
	306-3 Waste generated	**14.5.4**	Environmental review, p77 to 79	None - DRDGOLD is mine waste neutral since no new waste or tailings result from our operations.
	306-4 Waste diverted from disposal	**14.5.5**	Environmental review, p77 to 79	
	306-5 Waste directed to disposal	**14.5.6**	Environmental review, p77 to 79	
	Additional sector recommendations • Tailings disposal methods used	**14.6.2**	Environmental review, p77 to 79	
	• Organization's tailings facilities, and report the name, location, and ownership status, including whether the organization is the operator	**14.6.3**	Operational performance, p63 to p64	Please visit: https://www.drdgold.com/component/jdownloads/?task=download.send&id=309&catid=117&m=0&Itemid=101 for the Global Industry Standard on Tailings Management (GISTM) Public Disclosure Report 2023

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Employment				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.17.1**	Employee relations, *p69 to 71*	
GRI 401: Employment 2016	401-1 New employee hires and employee turnover	**14.17.3**	Employee relations, *p69 to 71*	
	401-2 Benefits provided to full-time employees that are not provided to temporary or part-time employees	**14.17.4**	Employee relations, *p69 to 71*	
Occupational health and safety				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.16.1**	Safety and health review, *p65 to 68*	
GRI 403: Occupational Health and Safety 2018	403-1 Occupational health and safety management system	**14.16.2**	Safety and health review, *p65*	
	403-2 Hazard identification, risk assessment, and incident investigation *Additional sector recommendations* • Report how the organization ensures the provision of gender-appropriate personal protective equipment for workers • Describe the processes used to identify work-related incidents due to sexual and gender-based violence, and to determine corrective actions	**14.16.3**	Safety and health review, *p65 to 68* Employee relations, *p69 to 71*	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Occupational health and safety				
	403-3 Occupational health services	**14.16.4**	Safety and health review, *p68*	
	403-4 Worker participation, consultation, and communication on occupational health and safety *Additional sector recommendations* • Report how the organization seeks to ensure women's participation in formal joint management-worker health and safety committees, and the percentage of women represented in these committees	**14.16.5**	Safety and health review, *p65 to 68*	Women's participation in formal safety and health committees information has not yet been collated and will be reported on in future
	403-5 Worker training on occupational health and safety	**14.16.6**	Safety and health review, *p65 to 68*	
	403-6 Promotion of worker health	**14.16.7**	Safety and health review, *p65 to 68*	
	403-7 Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	**14.16.8**	Safety and health review, *p65 to 68*	
	403-8 Workers covered by an occupational health and safety management system	**14.16.9**	Safety and health review, *p65 to 68*	100% (employees and contractors)

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GRI content index continued

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
	403-9 Work-related injuries	14.16.10	Safety and health review, p65 to 68	Per 1 million man hours worked
	403-10 Work-related ill health	14.16.11	Safety and health review, p65 to 68	
Training and education				
GRI 3: Material Topics 2021	3-3 Management of material topics	14.17.1	Employee relations, p69 to 71	
GRI 404: Training and Education 2016	404-1 Average hours of training per year per employee	14.17.7 14.21.4	Employee relations, p69 to 71	
	404-2 Programs for upgrading employee skills and transition assistance programs	14.17.8	Employee relations, p69 to 71	
	404-3 Percentage of employees receiving regular performance and career development reviews		Employee relations, p69 to 71	100%

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Diversity and equal opportunity				
GRI 3: Material Topics 2021	3-3 Management of material topics		Employee relations, p69 to 71 Corporate governance, p91	
GRI 405: Diversity and Equal Opportunity 2016	405-1 Diversity of governance bodies and employees	14.21.5	Value-creating governance – a summary, p53 to 54 Employee relations, p69 to 71 Corporate governance, p91	
	405-2 Ratio of basic salary and remuneration of women to men	14.21.6	N/A	DRDGOLD provides competitive salaries including entry level for both female and male employees, and does not differentiate these by gender

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Non-discrimination				
GRI 3: Material Topics 2021	3-3 Management of material topics		N/A	
GRI 406: Non-discrimination 2016	406-1 Incidents of discrimination and corrective actions taken	**14.21.7**	N/A	None
Freedom of association and collective bargaining				
GRI 3: Material Topics 2021	3-3 Management of material topics	**14.20.1**	Employee relations, p69 to 70	
GRI 407: Freedom of Association and Collective Bargaining 2016	407-1 Operations and suppliers in which the right to freedom of association and collective bargaining may be at risk	**14.20.2**	Employee relations, p69 to 71	None
	Additional sector recommendation • The number of strikes and lockouts involving 1,000 or more workers lasting one full shift or longer, and their total duration in worker days idle	**14.20.3**	N/A	None

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
Security practices				
GRI 3: Material Topics 2021	3-3 Management of material topics		Our operating context, p19	
GRI 410: Security Practices 2016	410-1 Security personnel trained in human rights policies or procedures		Our operating context, p19	All security personnel are continuously trained
Local communities				

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GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
GRI 3: Material Topics 2021	3-3 Management of material topics *Additional sector recommendations* • Describe the approach to identifying stakeholders, including vulnerable groups, within local communities. • Describe the approach to engaging with local communities at each phase of the life of the mine, including: ◦ how the organization seeks to ensure meaningful engagement ◦ how the organization supports safe and equitable gender participation • Describe the approach to developing and implementing community development programs, including how engagement with local stakeholders, impact assessments, and community needs assessments have informed the programs.	**14.10.1**	Community engagement and support, *p82 to 85* Engaging with our stakeholders, *p37 to 38*	

GRI STANDARD	DISCLOSURE	GRI 14: MINING SECTOR 2024: REF NUMBER	LOCATION	RESPONSE / OMISSION
GRI 413: Local Communities 2016	413-1 Operations with local community engagement, impact assessments, and development programs *Additional sector recommendations* • Report any formal community development agreements made by the organization by mine site.	**14.10.2**	Community engagement and support, *p82 to 85*	
	413-2 Operations with significant actual and potential negative impacts on local communities *Additional sector recommendations* • For each mine site, describe impacts on the health and safety of local communities.	**14.10.3**	Throughout this report	

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BDO

Independent assurance practitioner's report

Independent Assurance Practitioner's Limited Assurance Report on Selected Sustainability Key Performance Indicators in terms of the ISAE 3000 standard.

To the directors of DRDGOLD Limited

Report on selected key performance indicators

We have undertaken a limited assurance engagement on selected sustainability key performance indicators (selected sustainability KPIs), as described below, and presented in the Annual Integrated Report 2024 of DRDGOLD Limited (DRDGOLD) for the year ended 30 June 2024 (the Report). This engagement was conducted by BDO South Africa's Sustainability and Integrated Reporting team with multidisciplinary team experience in areas including environmental, information technology, assurance and sustainability reporting.

Subject Matter

We have been engaged to provide a limited assurance conclusion on the selected sustainability KPI's set out in Table 1 and marked with a "LA" on the relevant pages in the Report. The selected sustainability KPI's described below have been prepared in accordance with Global Reporting Initiative (GRI) Sustainability Reporting Guidelines, supported by DRDGOLD's internally developed guidelines (collectively referred to as the DRDGOLD's reporting criteria).

Table 1: Scope of the 2024 limited assurance engagement

CATEGORY	KPI	LEVEL OF ASSURANCE	BOUNDARY
Natural Capital	Total Water Used	Limited	Far West Gold Recovery (FWGR) and Ergo Mining Proprietary Limited (ERGO) and DRDGOLD Limited
	Potable water sourced externally		
	Electricity Consumption		
	Diesel Consumption		
	Natural Gas Consumption		
	Scope 1 CO_2 emissions		
	Scope 2 CO_2 emissions		
	Total CO_2 emissions		
	Total dust samples for the period		
	Total dust exceedance		
	Cyanide consumption		
	Total concurrent vegetation of tailings storage facilities		
	Concurrent vegetation of tailings storage facilities		
	Land clearance applications submitted to the National Nuclear Regulator (NNR)		
	Land rehabilitated and clearance from the NNR		
Human Capital	Number of Fatalities Loss Time Injury Frequency Rate (LTIFR)	Limited	
	Reportable Injury Frequency Rate (RIFR)		
Social Capital	Rand value spent on total socio-economic development (total SED Spend)	Limited	DRDGOLD Limited

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Directors’ Responsibilities The Directors of DRDGOLD are responsible for the selection, preparation, and presentation of the selected indicators in accordance with the accompanying DRDGOLD reporting criteria. This responsibility includes the identification of stakeholder and stakeholder requirements, material issues, commitments with respect to sustainability performance and design, implementation, and maintenance of internal controls relevant to the preparation of the Report that is free from material misstatement, whether due to fraud or error. The Directors are also responsible for determining the appropriateness of the measurement and reporting criteria in view of the intended users of the indicators and for ensuring that those criteria are publicly available to the Report users. The Directors of DRDGOLD are also responsible for providing us with: • Access to all information of which the management and the Board are aware that is relevant to the limited assurance engagement such as records, documentation and other matters, • Additional information that we may request from the management and the Board for the purpose of the engagement, and • Unrestricted access to persons within the entity from whom we determine it necessary to obtain evidence. At the finalisation stages of the limited assurance engagement, we will request such representations from you as we considered necessary, including representations that you have fulfilled the responsibilities above. Inherent Limitations Non-financial data is subject to more inherent limitations than financial data, given both the nature and the methods used for determining, calculating, sampling, or estimating such data. Qualitative interpretations of relevance, materiality, and the accuracy of data are subject to individual assumptions and judgments. We will not conduct any work outside of the agreed scope and therefore restrict our conclusion to the assurance objectives set out herein. Exclusions for this Engagement There were no data exclusions for this engagement. Our Independence and Quality Control We have complied with the independence and other ethical requirements of the Code of Professional Conduct for Registered Auditors issued by the Independent Regulatory Board for Auditors (“IRBA Code”), which is founded on fundamental principles of integrity, objectivity, professional competence and due care, confidentiality, and professional behaviour. The IRBA Code is consistent with the corresponding sections of the International Ethics Standards Board for Accountants’ International Code of Ethics for Professional Accountants (including International Independence Standards). We apply International Standard on Quality Management 1: Quality Management for Firms that Perform Audits and Reviews of Financial Statements, and Other Assurance and Related Services Engagements, which requires the firm to design, implement and operate a system of quality management including policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements. Practitioner's Responsibility Our responsibility is to express a limited assurance conclusion that the selected KPIs are prepared, in all material respects, in accordance with DRDGOLD reporting criteria. Our engagement will be performed in accordance with ISAE 3000 (Revised) Assurance Engagements other than Audits or Reviews of Historical Financial Information, issued by the International Auditing and Assurance Standards Board. Additionally, we will conduct our assurance on GHG statements in accordance with ISAE 3410 Assurance Engagements on GHG Statements. ISAE 3000 is an overarching assurance standard which addresses all assurance engagements (both reasonable and limited) other than audits or reviews of historical financial information. It is the “umbrella” standard under which the subject-matter specific assurance standards, including ISAE 3410, operate. The ISAE 3000 Standard requires us to plan and perform our engagement to obtain limited assurance about whether the selected KPIs are free from material misstatement. A limited assurance engagement in accordance with ISAE 3000 (Revised) involves performing procedures to obtain evidence about the measurement of the selected KPIs and related disclosures in the Report. The nature, timing and extent of procedures selected depend on the auditor’s professional judgement, including the assessment of the risks of material misstatement of the selected KPIs, whether due to fraud or error. A limited assurance is a lower level of assurance, conducted in accordance with ISAEs, but is not a guarantee that it will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of the subject matter information. In a limited assurance engagement, the procedures performed vary in nature and timing from, and are less in extent than for, a reasonable assurance engagement. Consequently, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. In a limited assurance engagement, our engagement does not constitute an audit or review performed in accordance with the International Standards on Auditing or International Standards on Review Engagements and consequently an audit opinion or review conclusion will not be expressed. We shall not be responsible for reporting on any transactions beyond those covered by our limited assurance engagement. As part of an assurance engagement in accordance with ISAEs, we exercise professional scepticism throughout the engagement. Given the purpose of the engagement, in performing the procedures listed above, we: • Evaluated the appropriateness of quantification methods, reporting policies and internal guidelines used and the reasonableness of estimates made; • Made enquiries of those responsible for the preparation of the specified information, internal controls, risk assessment process, and information systems relevant to the sustainability reporting process, as we consider necessary; • Considered the processes and systems to generate, collate, aggregate, monitor and report the selected indicators; • Inspected supporting documentation on a sample basis and performed analytical procedures to evaluate data generation and reporting processes against the reporting criteria; • Evaluated the reasonableness and appropriateness of significant estimates and judgments made by the directors in the preparation of the selected indicators; • Undertook site visits to ERGO and FWGR to complete the above-mentioned procedures; and • Evaluated whether the selected KPIs presented in the Report are consistent with our overall knowledge and experience of sustainability management and performance at DRDGOLD The procedures performed in a limited assurance engagement vary in nature and timing and are less in extent than for a reasonable assurance engagement. As a result, the level of assurance obtained in a limited assurance engagement is substantially lower than the assurance that would have been obtained had we performed a reasonable assurance engagement. Accordingly, we do not express any reasonable assurance opinion about whether DRDGOLD’s selected KPIs have been prepared, in all material respects, in accordance with the accompanying DRDGOLD’s reporting criteria. OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Independent assurance practitioner’s report continued DRDGOLD Annual Integrated Report 2024 130

Assurance Procedures Performed Our assurance methodology included: • Data collection, which was facilitated through DRDGOLD’s internal document control system, Workiva guided by a comprehensive master request for information (RFI). • Stakeholder engagement which included the following: • Project kick-off meeting to set out the process and engagement channels. • Site visits to allow for direct engagement with data owners to outline the data management system and associated processes. • Ongoing discussion and verification meetings with data owners and lead management representatives. • Data testing and evaluation control: • Review and assess systems, processes, and controls to collate, aggregate, validate and report the data per indicator, • Discuss with and interview key personnel responsible for the relevant data process and the governance thereof, • Review information provided by third parties and make additional enquiries where necessary, • Apply analytical procedures and where applicable, carry out sample tests on collated data, and • Confirm the source of conversion factors applied during the carbon emissions calculations. • Reporting: Reporting the assurance observations to management as they arose to provide an opportunity for corrective action prior to completion of the assurance process. Limited Assurance Conclusion Based on the procedures we have performed and the evidence we have obtained and subject to the inherent limitations outlined elsewhere in this report, nothing has come to our attention that causes us to believe that the selected sustainability KPIs as set out in Table 1 in the subject matter section above for the year ended 30 June 2024 are not prepared, in all material respects, in accordance with the reporting criteria. Other Matters The firm has previously performed assurance procedures for DRDGOLD for FY23, which sets this engagement as the second. The maintenance and integrity of DRDGOLD’s website is the responsibility of DRDGOLD management. Our engagement and procedure did not involve the consideration of these matters and, accordingly, we accept no responsibility for any changes to either the information in the Sustainability Report or our independent limited assurance report that may have occurred since the initial date of presentation on the DRDGOLD website. Restriction of Liability Our work has been undertaken to enable us to express a limited assurance conclusion on the selected KPIs to the Directors of DRDGOLD in accordance with the terms of our engagement and for no other purpose. We do not accept or assume liability to any party other than DRDGOLD, for our work for this report, or for the conclusion we have reached. BDO South Africa Incorporated Registered Auditors J Barradas Director Registered Auditor 28 October 2024 Wanderers Office Park 52 Corlett Drive Illovo, 2196 OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Independent assurance practitioner’s report continued DRDGOLD Annual Integrated Report 2024 131

AFS Annual Financial Statements AGM Annual general meeting AISC All-in sustaining costs AI Artificial intelligence AMCU Association of Mineworkers and Construction Union, a labour union AMD Acid mine drainage B-BBEE Broad-Based Black Economic Empowerment BBL Broad-Based Livelihoods Programme BDO South Africa Inc External auditors for DRDGOLD / independent assurance provider for selected sustainability key performance indicators in this report Recommissionin g of the Withok TSF The recommissioning of the Withok TSF, which lies adjacent to the current Brakpan/Withok TSF. The recommissioning of the Withok TSF would result in alignment with the Global Industry Standard on Tailings management and regulatory bodies, increase deposition capacity at Ergo, improve operation /management and bring about the sustainable closure of the facility CEO Chief Executive Officer CFO Chief Financial Officer CIL Carbon in leach: a process for extracting gold from slurry material CLTI Cash settled long-term incentive benefit CP Competent Person is a person who is registered with SACNASP, ECSA or SAGC, or is a Member or Fellow of the SAIMM, the GSSA, IMSSA or a Recognised Professional Organisation (RPO). These organisations have enforceable disciplinary processes including the powers to suspend or expel a member. The Competent Person must comply with the provisions of the relevant promulgated Acts. A Competent Person must have a minimum of five years relevant experience in the style of mineralisation or type of deposit under consideration and in the activity which that person is undertaking cps Cents per share CSI Corporate social investment Db(A) A-weighted decibel, an expression of the relative loudness of sounds as perceived by the human ear DFS Definitive Feasibility Study. Definitive engineering estimate of all costs, revenues, equipment requirements and production at a -5% to +10% level of accuracy. The study is used to define the economic viability of a project and to support the search for project financing DMRE Department of Mineral Resources and Energy DRDGOLD DRDGOLD Limited DP2 Driefontein plant 2 DSP Deferred Share Plan Term / abbreviation Description DWS Department of Water and Sanitation ECSA Engineering Council of South Africa ELTI Equity settled long-term incentive EMO Ergo Mining Operations Proprietary Limited (subsidiary of DRDGOLD) Ergo Ergo Mining Proprietary Limited, an operating company owned by DRDGOLD, which includes the City Deep, Knights and Brakpan sites from 3 July 2012 ERPM East Rand Proprietary Mines Limited, wholly-owned by DRDGOLD, which is currently under care and maintenance ERM Enterprise-wide risk management ESG Environment, social and governance FCF Free cash flow Feasibility Study A Feasibility Study is a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of applicable Modifying Factors together with any other relevant operational factors and detailed financial analysis that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-feasibility Study FWGR Far West Gold Recoveries Proprietary Limited, an operating company owned by DRDGOLD which includes sites in the Carletonville area of Gauteng GBV Gender-based violence GDP Gross domestic product GHG Greenhouse gas emissions GRI Global Reporting Initiative HDP Historically disadvantaged people HDPE lining High Density Polyethylene lining HDSA Historically disadvantaged South African Human rights incident Includes violation of human rights. These include but are not limited to the right to life, freedom from slavery and torture, freedom of opinion and expression, the right to work and education IFRS International Financial Reporting Standards Indicated Mineral Resource An Indicated Mineral Resource, is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing and is sufficient to assume geological and grade or quality continuity between points of observation Term / abbreviation Description OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Glossary of terms and abbreviations DRDGOLD Annual Integrated Report 2024 132

Inferred Mineral Resource An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply but not verify geological and grade or quality continuity. An Inferred Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to a Mineral Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration IoT Internet of Things JSE Johannesburg Stock Exchange Limited KPI Key performance indicator LA Limited assurance LoM Life-of-mine. Number of years that the operation is planning to mine and treat gold bearing material, taken from the current mine plan LED Local economic development LID Lead independent non-executive director LTI Long-term incentive LTIFR Lost time injury frequency rate. The number of lost time injuries (1-13 days) occurring per 1 million man hours worked Metallurgical plant Processing plant used to treat gold bearing material and extract the contained metals MHSA Mine Health and Safety Act Measured Mineral Resource A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing and is sufficient to confirm geological and grade or quality continuity between points of observation. A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Mineral Reserve or to a Probable Mineral Reserve Mineral Reserve A Mineral Reserve is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at Pre-Feasibility or Feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. The reference point at which Mineral Reserves are defined, usually the point where the ore is delivered to the processing plant, must be stated. It is important that, in all situations where the reference point is different, such as for a saleable product, a clarifying statement is included to ensure that the reader is fully informed as to what is being reported Term / abbreviation Description Mineral Resource A Mineral Resource is a concentration or occurrence of solid material of economic interest in or on the Earth’s crust in such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling Mineralisation The process or processes by which a mineral or minerals are introduced into rock, resulting in a potentially valuable deposit. It is a general term, incorporating various types, e.g. fissure filling, impregnation, replacement, etc Mining Charter The Broad-based Socio-economic Empowerment Charter for the South African Mining Industry developed in terms of Section 100 of the MPRDA, to set the framework, targets and timetable for effecting the entry of HDSAs into the mining industry Modifying Factors Modifying Factors are considerations used to convert Mineral Resources to Mineral Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors MOI Memorandum of Incorporation Moz Million ounces MPRDA Mining and Petroleum Resources Development Act 28 of 2002 NGO Non-governmental organisation NIHL Noise-induced hearing loss NNR National Nuclear Regulator NOx Nitrogen oxides NUM National Union of Mineworkers, a labour union NYSE New York Stock Exchange OroTree OroTree Limited PAYE Pay As You Earn, a type of income tax Pre-feasibility study A comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on the Modifying Factors and the evaluation of any other relevant factors which are sufficient for a Competent Person, acting reasonably, to determine if all or part of the Mineral Resource may be converted to a Mineral Reserve at the time of reporting. A Pre-feasibility Study is at a lower confidence level than a Feasibility Study Probable Mineral Reserve A Probable Mineral Reserve is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Mineral Reserve is lower than that applying to a Proved Mineral Reserve Term / abbreviation Description OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Glossary of terms and abbreviations continued DRDGOLD Annual Integrated Report 2024 133

Proved Mineral Reserve A Proved Mineral Reserve is the economically mineable part of a Measured Mineral Resource. A Proved Mineral Reserve implies a high degree of confidence in the Modifying Factors Rehabilitation The process of restoring mined land to allow appropriate post-mining usage. Rehabilitation standards are determined and audited by the Department of Mineral Resources and Energy and address ground and surface water, topsoil, final slope gradients, waste handling and revegetation issues RGMPs Responsible Gold Mining Principles RIFR Reportable injury frequency rate. The number of reportable injuries requiring medical treatment per 1 million man hours worked RTSF Regional Tailings Storage Facility PwC PricewaterhouseCoopers SACNASP South African Council for Natural Scientific Professions SAIMM Southern African Institute of Mining and Metallurgy SAMREC Code The South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves, 2016 Edition SEC United States Securities and Exchange Commission SED Socio-economic development SENS Stock Exchange News Service Term / abbreviation Description SLP Social and labour plan Solar PV Solar photovoltaic power generation SOX Sarbanes-Oxley Act of 2002 SOx Sulphur oxides STI Short-term Incentives TCTA Trans-Caledon Tunnel Authority Tailings Finely ground rock from which valuable minerals have been extracted, may still include mineral particles TPMS Tailings Performance Management System TSF Tailings storage facility TSR Total Shareholder Return Tailings dam Dams or dumps created from residue after the economically recoverable metal has been extracted from tailings material, also known as tailings deposition sites/facilities TCTA Trans-Caledon Tunnel Authority UASA The Union, formerly the United Association of South Africa, a labour union VWAP Volume weighted average price Term / abbreviation Description OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Glossary of terms and abbreviations continued DRDGOLD Annual Integrated Report 2024 134

OFFICES Registered and corporate Constantia Office Park Cnr 14th Avenue and Hendrik Potgieter Road Cycad House, Building 17, Ground Floor Weltevreden Park 1709, Johannesburg, South Africa PO Box 390, Maraisburg, 1700 South Africa Tel: +27 (0) 11 470 2600 Fax: +27 (0) 86 524 3061 OPERATIONS Ergo Mining Proprietary Limited PO Box 12442 Selcourt 1567 Springs, South Africa Tel: +27 (0) 11 742 1003 Fax: +27 (0) 11 743 1544 Far West Gold Recoveries Proprietary Limited PO Box 390 Maraisburg, 1700 South Africa Tel: +27 (0) 10 822 8440 Fax: +27 (0) 86 524 3061 DIRECTORS Tim Cumming Non-executive Chairman 2,3,#4 Niël Pretorius Chief Executive Officer 2 Riaan Davel Chief Financial Officer 5 Johan Holtzhausen Independent Non-executive Director#1,3,4 Edmund Jeneker Lead Independent Non-executive Director 3,4,#5 Jean Nel Independent Non-executive Director 1,2,#3 Prudence Lebina Independent Non-executive Director 1,#2,4 Thoko Mnyango Independent Non-executive Director 3,4,5 Charmel Flemming Independent Non-executive Director 1,2,5 Company Secretary Kgomotso Mbanyele Committee memberships during 2024 # Denotes committee Chairman 1 Member of the Audit Committee 2 Member of the Risk Committee 3 Member of the Remuneration Committee 4 Member of the Nominations Committee 5 Member of the Social and Ethics Committee INVESTOR AND MEDIA RELATIONS South Africa Jane Kamau R&A Strategic Communications Tel: +27 (0) 11 880 3924 Fax: +27 (0) 11 880 3788 Email: jane@rasc.co.za United Kingdom/Europe Phil Dexter St James’s Corporate Services Limited Suite 31, Second Floor 107 Cheapside London EC2V 6DN United Kingdom Tel: +44 (0) 20 7796 8644 Fax: +44 (0) 20 7796 8645 Mobile: +44 (0) 7798 634 398 Email: phil.dexter@corpserv.co.uk STOCK EXCHANGE LISTINGS JSE Ordinary shares Share Code: DRD ISIN: ZAE000058723 NYSE ADRs Trading Symbol: DRD CUSIP: 26152H301 DRDGOLD’s ordinary shares are listed on the JSE and on the NYSE, in the form of ADRs. The Company’s shares are also traded on A2X, the Regulated Unofficial Market on the Frankfurt Stock Exchange, and the Berlin and Stuttgart OTC markets. SHARE TRANSFER SECRETARIES South Africa JSE Investor Services One Exchange Square, 2 Gwen Ln, Sandown, Sandton, 2196 Johannesburg, South Africa Tel: +27 (0) 11 713 0800 Fax: +27 (0) 86 674 4381 United Kingdom (and bearer office) Link Market Asset Service PXS 1, Link Group Central Square 29 Wellington Street Leeds LS1 4DL United Kingdom Tel: +44(0) 371 664 0300 Australia Computershare Investor Service Proprietary Limited Level 17 221 St George’s Terrace Perth, WA 6000 Australia Tel: +61 8 9323 2000 Tel: 1300 55 2949 (in Australia) Fax: +61 8 9323 2033 ADR depositary The Bank of New York Mellon 101 Barclay Street New York 10286 United States of America Tel: +1 212 815 8223 Fax: +1 212 571 3050 GENERAL JSE sponsor One Capital Auditor BDO South Africa Inc. Attorneys ENSafrica Inc. Malan Scholes Mendelow Jacobs Linklaters LLP Bankers ABSA Capital Standard Bank of South Africa Limited Website www.drdgold.com OVERVIEW STRATEGIC APPROACH OUR PERFORMANCE GOVERNANCE SUPPLEMENTARY INFORMATION Administration and contact details DRDGOLD Annual Integrated Report 2024 135

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